09012463

SEC Mail Processing Section

OCT 05 2009

Washington, DC
110

*info*GROUP

*info*GROUP – A World of Solutions

Message from the Chief Executive Officer

Dear *info*GROUP Shareholders,

Let me first take a moment to thank you for taking this journey with us. As I've mentioned before, we are leading this Company into its next chapter, and have an excellent foundation and bright future. I know the path has been challenging at times, but I am confident the changes we have made position this Company for long-term success and growth.

A year ago I communicated *info*GROUP's strategy and our framework for success. I am pleased to say that, over the course of this past year, we have accomplished exactly what we set out to do. Our first goal was to provide you with open communication and transparency at all levels of the Company. We have implemented new corporate governance policies and I hope you have found that we have improved our communication with you and the investment community.

Accelerating profitable organic growth has been another area of concentration. Despite the unpredictable and difficult economic headwinds, we have been able to lay the foundation for generating more profitable organic growth in the future. Our colleagues have worked hard on taking care of our customers as well as focusing on the "next generation" of products and services to offer them. We have looked hard at how we do business and if there are better ways of meeting the needs of our customers in a more efficient manner. With laser focus on the business, we have been able to identify opportunities to better leverage the assets of the Company, take costs out of the business where needed and ultimately streamline how we do business - all without jeopardizing service to our customers.

Finally, but definitely not last on the priority list, was our goal of improving our financial foundation. We have worked hard to reduce our debt level, leverage high margins, and reinvest back into the business, especially in areas that will create growing revenue streams in the future.

In closing, it has been a year of extreme focus on the rationalizing the business and "getting our house in order." We have done a lot of work to better align the business and our efforts are beginning to pay off. It now is our time to take the Company to the next level and I look forward to working together and continuing to do what it is right for you, our shareholders.

We are excited about the future and we hope that you will join us for our "Shareholder Day" on October 29th in Omaha. In addition to our Shareholder Meeting, we are planning to showcase our next generation products and services and have you visit our technology center, which houses our leading proprietary databases. You will see our extraordinary people first-hand, as well as the superior products and services we are rolling out to ensure our leadership position in the future. If you are interested in joining us, please email Lisa Olson at lisa.olson@infogroup.com so she can send you the schedule of events and make the appropriate arrangements.

Thanks for your confidence and support. This really is an exciting time at *info*GROUP!

Bill Fairfield
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934**

For the fiscal year ended December 31, 2008

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934**

For the transition period from to

Commission file number: 0-19598

*info*GROUP Inc.

(Exact name of registrant as specified in its charter)

Delaware	**47-0751545**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

5711 South 86th Circle, Omaha, Nebraska 68127

(Address of principal executive offices)

(402) 593-4500

(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:
Common stock, $0.0025 par value

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates computed by reference to the last reported sales price of the common stock on June 30, 2008 (the last business day of the registrant's most recently completed second fiscal quarter) was $134.4 million.

As of March 6, 2009 the registrant had outstanding 57,162,188 shares of Common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive proxy statement for the 2009 Annual Meeting of Stockholders are incorporated into Part III (Items 10, 11, 12, 13 and 14) hereof by reference.

TABLE OF CONTENTS

(This page intentionally left blank)

PART I

This Annual Report on Form 10-K, the documents incorporated by reference into the Company's Annual Report to stockholders, and press releases (as well as oral statements and other written statements made or to be made by the Company) contain forward-looking statements that are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements related to potential future acquisitions and our strategy and plans for our business contained in Item 1 "Business," Item 2 "Properties," Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other parts of this Annual Report. Such forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by our management. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any such forward-looking statements. Such risks and uncertainties include those set forth in this Annual Report under Item 1A "Risk Factors," as well as those noted in the documents incorporated by reference into this Annual Report. You are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date on which they were made. Unless required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC, particularly the Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

Item 1. *Business*

Company Profile

On June 1, 2008, we changed our Company name from *info*USA Inc. to *info*GROUP Inc. We are a Delaware corporation incorporated in 1972.

*info*GROUP Inc. (the "Company" or "*info*GROUP" or "we") is a leading provider of sales leads, mailing lists, direct marketing, database marketing, e-mail marketing and market research solutions to help our clients grow their sales and increase their profits. We operate three principal business groups or segments.

- The *Data Group* maintains several proprietary databases of information relating to U.S. and international businesses and consumers.
- The *Services Group* consists of subsidiaries providing list brokerage and list management, direct mail, database marketing services and e-mail marketing services to large customers.
- The *Marketing Research Group*, established in 2006 with our acquisition of Opinion Research Corporation, provides customer satisfaction surveys, employee surveys, opinion polling, and other market research services for businesses and for government.

DATA GROUP

Our database operations are combined into a single business unit, the Data Group. The Data Group is responsible for maintaining our proprietary databases and for developing and marketing products and services stemming from those databases.

Our Proprietary Databases

Business Databases

Our proprietary business databases contain information on nearly 16 million businesses in the United States and Canada, compiled through our proprietary compilation and phone verification processes in Omaha, Nebraska. The business database contains information such as name, address, telephone number, SIC codes, number of employees, business owner and key executive names, credit score and sales volume. We also provide fax and toll free numbers, website addresses, headline news, and public filings including liens, judgments, bankruptcies, and UCC filings. The primary segments within our business database file are:

- 15.5 Million U.S. and Canadian Businesses
- 1.6 Million Bankruptcy Filers
- 12.3 Million Executives and Professionals
- 17.4 Million Global Businesses and 23.4 Million Executives
- 5.5 Million Small Business Owners
- 670,000 Manufacturers
- 2.7 Million Business Addresses with Color Photos
- 284,000 Big Businesses
- 2.3 Million Brand New Businesses
- 365,000 U.S. Houses of Worship
- 2.6 Million Business E-mail Addresses
- 49 Million UCC Filings
- 945,000 Medical Professionals
- 1.3 Million UK Businesses

Our data can be further categorized in a number of other segments such as Executives at Home, Big Businesses and their Corporate Affiliations, Growing Businesses, Places of Interest, Schools and Female Business Owners.

Consumer Databases

Our consumer database contains approximately 220 million individuals and 140 million households and includes hundreds of data elements. Key elements in our database include: name, address, phone number, age, estimated household income, marital status, religion, ethnicity, dwelling type and size, home value, length of residence, and dozens of lifestyle elements. Key segments within our consumer database include:

- 220 Million Consumers
- 16 Million New Movers Per Year
- 2.1 Million New Homeowners Per Year
- 1.6 Million Bankruptcies Per Year
- 140 Million Households
- 67 Million Homeowners
- 143 Million Occupants
- 209 Million Consumer E-mail Addresses

We also maintain a file of Public Filings containing 49 million households and businesses that have filed for bankruptcy, or have tax liens or judgments recorded against them.

Expanding our Databases and Keeping Them Current

We compile and update information from many sources. Most of these sources fall within the following categories:

- Yellow Page and White Page Directories
- Annual Reports

- SEC Filings
- Public Filings (UCC and other public filings)
- Nearly 24 million phone calls to verify and collect additional information
- Newspaper articles

In addition, we use information licensed from the United States Postal Service's National Change of Address (NCOA) system and Delivery Sequence File (DSF) to update and maintain our business database.

We have over 600 individuals in the United States compiling and updating our databases from these sources. As a result, the databases change by roughly 65% per year. We spend over $40 million annually to update the databases and related database management systems.

In the United States, we have staff updating the U.S. business database by making nearly 24 million phone calls a year to verify the name of the owner or key executive, address, number of employees, fax numbers, e-mail addresses, hours of operation, credit cards accepted, URL address and other information.

Products and Services Derived from Our Databases

We create many products and services from our databases to meet the needs of current and potential customers. We offer access to our databases over the Internet through our various websites, such as *info*USA.com, Salesgenie.com, onesource.com, and others. We create products and services such as prospect lists, mailing labels, 3 × 5 cards, printed directories, DVDs, business credit reports, and many other online and offline applications. Our products and data processing services are used by clients for identifying and qualifying prospective customers, initiating direct mail and e-mail campaigns, telemarketing, analyzing and assessing market potential, and surveying competitive markets in order to find new customers and increase sales. Our data also enables extensive data hygiene and enhancement services.

Internet-Based Subscription Services for Sales Leads and New Customer Development

Salesgenie.com. Provides targeted lead generation for sales professionals. Salesgenie offers fast, targeted online access to our databases with advanced filtering, mapping, and scoring capabilities that enable users to zero in on more prospects like their best customers. Salesgenie is available on demand from a laptop or mobile device. Currently subscriptions start at $180 per month per user, with multi-seat packages based on a tiered-pricing structure serving the needs of both small business owners and the sales organizations of large enterprises. The pricing information of our products set forth in this Annual Report reflects current prices and may be subject to future fluctuations and negotiations.

Salesgenie.com/Lite. This service offers a subset of the full databases with limited search criteria for $90 per month per user.

Marketzone® Gold — Marketing Edition. Provides on-demand, online access to our database of approximately 14 million businesses combined with the hygiene and data enhancement of existing customer files. Designed for marketing departments who support distributed or large sales forces (50 or more sales representatives), Marketzone Gold combines point-and-click selection of targeted prospects from any web-browser with suppression of existing customers to improve the effectiveness of and cost efficiency of direct marketing campaigns. Direct marketers can use Marketzone Gold to analyze existing customers, identify target markets and develop more successful targeted marketing programs.

MarketZone® Platinum. An e-CRM (customer relationship management) solution that integrates the entire suite of our services to create real-time customer content integration. MarketZone Platinum is an extremely flexible, full function marketing database, campaign management and e-campaign solution which incorporates an engine to support analytic tools for extracting customer insight from today's expanding data sets. MarketZone Platinum enables us to quickly build and deploy custom analytic solutions to meet the evolving demands of our largest customers with the most sophisticated marketing requirements. MarketZone Platinum's multiple platform applications, modules, and campaign management/e-campaign management components can be leveraged to deliver high-performance analytic applications rapidly. We believe that these capabilities, along with our ability to provide data-processing, data and consultative services under one roof, make MarketZone Platinum a comprehensive and compelling solution.

infoConnect ONE PASS. Provides online, real-time data enhancement and file cleansing services which allow our clients to access key data and model scores to build customer relationships at the point of contact. Composed of four targeted web services — BusinessConnect, ScoreConnect, ConsumerConnect, and Address-Connect — infoConnect offers immediate response capabilities that can yield impressive direct marketing results. Our infoConnect services allow our clients to upsell, cross-sell and provide more targeted offers to grow their sales in real-time environments such as call centers and online stores.

OneSource Global Corporate and Executive Database. Provides business and financial information to professionals who need quick access to timely and reliable company, industry, and market intelligence. One-Source's primary products, the OneSource Business Browser℠ products, are password-protected, subscription-based products that provide sales, marketing, finance, and management professionals and consultants with industry and company profiles, research reports, media accounts, executive listings and biographies, and financial information. Our international database spans 200 countries and provides information on approximately 17 million companies and 23 million key decision makers at these companies. The companies featured in our international database include not only large public companies but also well-known private companies.

Credit.net — Business Credit Reports. Provides access to an unlimited number of business credit reports via the internet. The product is used by customers for making credit decisions, verifying company information, assisting in collection support, and identifying potential new customers. Customers can purchase individual business credit reports for a current price of $14.95 from the Internet or they may select a subscription-based plan offering unlimited access to our business credit reports for a current flat fee of $180 per month per user.

Polk City Directories (formerly infoUSA City Directories and Hill-Donnelly Directories). Two of our directory divisions, Polk City Directories (CityDirectory.com) and *info*USA City Directories (infousacity.com), now offer bundled subscription packages for under $125 per month per user. These bundled packages include a printed directory on a customer's immediate region, a DVD on the entire state, and Internet access for all of the U.S.

Non-Subscription Products and Services — Customized Sales Leads and Databases

Printed Prospect Lists, Mailing Labels, and Sales Lead Cards. Our databases can be "sliced and diced" to create customized sales leads and mailing lists for our customers. Our small business consultants work with a business to select the right criteria such as geography, type of business and size of business to generate the most revenue. The custom list can then be delivered in electronic format, printed format, put on mailing labels, provided on 3 x 5 index cards, or customers may place the order themselves using the *info*USA.com website.

Licensing

We license our data to a variety of value-added resellers and original equipment manufacturers in several key vertical industries, including directory assistance, GIS/mapping, navigation, local search, Internet directories, site location analysis, sales leads, marketing, demographic modeling and fraud prevention.

SERVICES GROUP

The Services Group consists of subsidiaries whose primary focus is helping customers enhance the value of their own customer data or providing full-service marketing solutions. The Services Group consists of the following divisions: List Brokerage and List Management, Donnelley Marketing, Triplex and Yesmail. In January 2008, the Company acquired Direct Media, Inc. which is part of the Services Group.

List Brokerage and List Management Divisions

These divisions includes subsidiaries Walter Karl, Edith Roman, Direct Media, and Millard Group, whose combined operations make them the largest list brokerage/list management providers in the industry for both Business-to-Business and Business-to-Consumer marketers. We provide list brokerage and list management services and an array of database services to a broad range of direct marketing clients. These divisions also specialize in e-mail list management and brokerage, co-registration, lead generation and mobile messaging for an array of off-line and on-line marketers. Our specialized list brokerage services, combined with state-of-the-art technology, allows us to deliver specialized client acquisition solutions and multi-channel marketing strategies.

Donnelley Marketing

Donnelley Marketing is a leading provider of data processing services to the catalog direct marketing industry, with a heritage of over 40 years. Our clients are integrated multi-channel direct marketers who utilize our suite of merge/purge, address hygiene, database management, and data products to reduce promotion expenses and improve response performance. A heavy emphasis on modeling and analytical tools combined with business intelligence reporting are integrated into Donnelley's suite of products. Donnelley Marketing provides integrated solutions that help our clients gain insight into their customer base and turn that insight into actionable, measurable means of targeting the best audience and increasing profitability.

Triplex — Non-Profit Group

The Triplex division provides data processing services and database management for high-profile political and non-profit organizations. Using *info*GROUP's vast data assets, Triplex is building on its core services by introducing enhanced address hygiene, list rental fulfillment, demographic data, appends, and digital solutions to their specialized clients. The Triplex staff brings a unique knowledge and understanding of this defined vertical.

Yesmail

Yesmail specializes in providing e-mail solutions for a wide range of industries including retail, travel, entertainment, financial, healthcare and consumer packaged goods. The Yesmail product suite, a combination of technology and service solutions, enables marketers to develop highly personalized customer communications programs that drive return on investment through increased sales and/or cost reductions. E-mail marketing has become a critical component of modern marketing and is utilized on a stand-alone basis or as part of an integrated marketing effort. Yesmail stands out as one of the leading, innovative brands in the digital space.

The Yesmail online marketing suite includes a comprehensive mix of technology and service components including:

- *Yesmail Enterprise* — A database and e-mail campaign management application for large enterprises with complex data, personalization and integration needs
- *Yesmail Express* — A robust, self-serve e-mail campaign management tool for mid-market companies
- *Yesmail Direct* — A small-business e-mail campaign management tool
- *Yesmail Database* — Integrated marketing database management utilizing *info*GROUP's MarketZone suite of products
- *Yesmail Media* — Database enhancement and list growth utilizing *info*GROUP data, co-registration, search, list rental and append products
- *Yesmail Consulting* — Consulting in the areas of strategic marketing, e-mail creative, data analysis, privacy and deliverability, and best practices

In addition, Yesmail owns patented predictive modeling tools that are embedded into certain of its e-mail campaign management tools and utilized by the Yesmail professional services team.

Marketing Research Group

On December 4, 2006, we completed our acquisition of Opinion Research Corporation, a diversified market research company with two principal divisions. These divisions consist of Opinion Research and Macro International. We continued to expand our Marketing Research Group during 2007 with the acquisitions of Guideline, Inc., NWC Research and Northwest Research Group.

Opinion Research

Opinion Research Corporation ("ORC") has its worldwide headquarters in Princeton, N.J, and offices across the U.S., Europe and the Asia Pacific region. Founded in 1938, ORC offers a comprehensive portfolio of research products and services which provide insight into the attitudes and needs of both consumers and business executives across a range of industries. ORC offers the unique ability to integrate primary research, secondary research, competitive intelligence and expert insight to address client's strategic issues. The company's expertise is focused in the areas of Customer Strategies, Market Planning & Development, Employee Engagement, Corporate Brand & Reputation, Competitive Intelligence and On-Demand Business Intelligence. Although ORC serves all industries, it specializes in the financial services, pharmaceuticals, healthcare, information technology and telecommunications and public services sectors.

Globally, ORC operates in Asia, as NWC Opinion Research, with offices in Australia, Singapore, China and Kuala Lumpur; in Europe as ORC International with offices in London and Manchester; and in the Unites States as Opinion Research Corporation and ORC Guideline with offices in Princeton, New York, Chicago, Boston, Washington DC, Minneapolis, Seattle, Toledo and Boise.

ORC is a founding member of the Council of American Survey Research Organizations (CASRO), a member of the European Society for Opinion and Marketing Research (ESOMAR), a member of the Association of Market and Social Research Organizations (AMSRO) in Australia, and a member of the MRS Company Partner Service, a UK-based association for the promotion of professional standards. The Company's research is seen around the world through the CNN/Opinion Research Corporation Poll® and through its partnership with NYSE Euronext on the annual NYSE Euronext CEO Report which surveys CEOs of the New York Stock Exchange's listing companies on topics ranging from globalization and governance to strategy and human resources.

Macro International

Macro International Inc. ("Macro") is an applied social research company that has been operating for 40 years. Macro's primary customers are agencies and departments within the federal government, the largest being the U.S. Departments of State and Health and Human Services.

Macro research and evaluation projects, both within the United States and around the world, support federal, state, and international programs relating to health, housing, education, science, energy, nutrition, and related areas.

Macro's research experts provide governments, policy makers and health care providers with the most up-to-date, scientifically reliable data on a wide variety of health issues. Macro has a global reputation for providing accurate measurements of the incidence and prevalence of deadly diseases such as HIV/AIDS, malaria and tuberculosis. It has also implemented complex, large-scale population surveys which often include the collection and analysis of thousands of blood samples. Macro is currently providing technical assistance to the national health care organizations of more than 30 countries, helping them create and sustain programs to promote the health and safety of their citizens.

Macro is also a leading provider of public education and social marketing services to the federal government. Macro's health communications experts make use of impressive internal technical capabilities, including large-scale printing and publishing facilities, website design, development and hosting, and state-of-the-art video production facilities, to create health promotion campaigns. For example, Macro is currently implementing a global smoking cessation campaign for the Department of Defense. Macro offers government policy makers and program managers a full range of services from program design, primary and secondary data collection related to key program issues and objectives, program execution, monitoring and evaluation.

Macro also conducts complex, large-scale telephone, web-based and in-person surveys. Macro conducts several very large telephone surveys, conducting several hundred thousand interviews annually. In 2007, Macro launched MacroPoll Wireless, the first national cell phone omnibus survey. Macro also maintains a large national field force to conduct in-person interviews, and specializes in collecting health risk behavioral data from school-aged children, teens and young adults in the school setting.

Sales & Marketing Strategy

We utilized several media options to grow and increase our market share, including direct mail, print, outbound telemarketing, search marketing, online advertising, event sponsorships and television, radio and email marketing. In 2008 we continued these traditional forms of advertising, as well as national and local radio and television campaigns to further build our brand name and drive revenue for our online subscription product, Salesgenie.com. We introduced a long format TV spot, an infomercial, which we tested during the last three months of 2008 for Salesgenie.com. We continue to advertise to promote all our valuable brands through all types of advertising.

To monitor the success of our various marketing efforts, we have incorporated data gathering and tracking systems. These systems enable us to determine which types of advertising brings in the best return, so we can make future investments in these areas and obtain a greater yield from our marketing. Additionally through the use of our database tools, we are working to more efficiently determine the needs of our various client segments and tailor our services to their individual needs. With this system, we plan to strengthen our current customer relationships and continue to support marketing campaigns to attract new clients.

Growth Strategy

Our growth strategy continues to have multiple components. Our primary growth strategy is to improve our organic growth. Key to this is our effort to replace revenue from declining traditional direct marketing products and services with our on-line Internet subscription services. Subscription services offer enhanced annual revenue per customer, assure greater multi-year revenue retention, and, most importantly, provide greater value to our customers by providing Internet access to our content and customer acquisition and retention software tools. Delivery of information via the Internet is the preferred method by our customers. We are investing in Internet technology to develop subscription-based new customer development services for businesses and sales people.

We also intend to continue to grow through strategic acquisitions when presented with appropriate opportunities. We have grown through more than 35 strategic acquisitions in the last eleven years. These acquisitions have enabled us to acquire the requisite critical mass to compete over the long term in the database, direct marketing, e-mail marketing and market research industries.

We also are focusing on international growth opportunities. We are now upgrading our international business databases and expanding our own compilation efforts. We have also partnered with content providers worldwide. Our comprehensive international database includes information on approximately 1.1 million large public and private non-U.S. companies in approximately 200 countries. There are over 10.4 million executives represented in our non-U.S. global database, which is constantly updated using several daily news sources to track changes such as executive turnover, mergers and acquisitions, and late breaking company news. We are also putting emphasis on more comprehensive financial information and regulatory filings. Examples include SEC filings, annual reports, analyst and industry reports, and detailed corporate family structure. Additionally, the acquisition of Australia-based NWC Research in July 2007 is helping us grow in the Asia-Pacific region.

As we continue to enhance our international databases, we are aggressively pursuing high growth, emerging markets in the Asia-Pacific region, Western Europe, Australia, and South America. Using London as our international headquarters, we have sales offices in Hong Kong, New Delhi, Sydney and Singapore.

In 2007, we announced our plan to compile a business database in the United Kingdom. This database, created from a variety of publicly available sources, currently contains information on approximately 1.3 million UK businesses, with growth expected to an eventual total of 2.2 million. We are also conducting telephone surveys to businesses in the database to augment the file with a variety of proprietary information, including: trading address, name of the owner or manager, number of employees per location, web site address (URL), email addresses, years established, and whether the business is a single location or part of a larger company. We plan to market this database to small and large customers in the form of customized list products, online access, subscription services, and license agreements to value added resellers.

Competition

The business and consumer marketing information industry is highly competitive. We believe that the ability to provide highly accurate proprietary consumer and business databases along with data processing, database marketing, e-mail marketing and market research services under one roof is a key competitive advantage. We compete with several companies in each segment of our business. Our competitors include: Acxiom, Experian, Harte-Hanks Communications, Inc., Dun & Bradstreet, and a variety of companies in the market research industry. In addition, we may face competition from new entrants to the business and consumer marketing information industry as a result of the rapid expansion of the Internet, which creates a substantial new channel for distributing business information to the market. Many of our competitors have longer operating histories, better name recognition and greater financial resources than we do, which may enable them to implement their business strategies more readily than we can. We may not be able to compete successfully against current and future competitors.

Employees

As of December 31, 2008, we employed 4,771 persons on a full-time equivalent basis. None of our employees is represented by a labor union or is the subject of a collective bargaining agreement. We have never experienced a work stoppage and believe that our employee relations are good.

Executive Officers of the Registrant

The executive officers of *info*GROUP (including each of their titles, business experience for the past five years and ages) are set forth below.

Name	Age	Position
Bill L. Fairfield	62	Chief Executive Officer (Principal Executive Officer)
Thomas Oberdorf	51	Executive Vice President and Chief Financial Officer (Principal Financial Officer; Principal Accounting Officer)
Thomas J. McCusker	65	Secretary and Executive Vice President for Business Conduct and General Counsel
Stormy L. Dean	51	Executive Vice President/General Manager, Database Group Sales
Edward C. Mallin	58	President, Services Group
Gerard Miodus	52	President, Opinion Research
Dr. Greg Mahnke	57	President, Macro International

Bill L. Fairfield was appointed Chief Executive Officer of the Company on August 20, 2008 and served as Chairman of the Board from July 16, 2008 to August 20, 2008. He has served as a director of the Company since November 2005. Mr. Fairfield currently serves on the Board of Directors and is Chairman of the Audit Committee of The Buckle, Inc., a retailer of casual apparel, footwear and accessories for young men and women based in Kearney, Nebraska. From 2002 to 2004, Mr. Fairfield was the Executive Vice President of Sitel Corporation, a global provider of outsourced customer support services based in Omaha, Nebraska, and from 1991 to 2000, Mr. Fairfield was President and Chief Executive Officer of Inacom Corp., an Omaha-based technology management services company. Prior to 1991 Mr. Fairfield was Chief Executive Officer of Valcom, the predecessor company to Inacom Corp. Mr. Fairfield holds a B.S. in Industrial Engineering from Bradley University and an M.B.A. from the Harvard Graduate School of Business.

Thomas Oberdorf was hired as Executive Vice President and Chief Financial Officer in December 2008. Mr. Oberdorf previously served as Chief Financial Officer and Treasurer for Getty Images, Inc. from 2006 to 2008. He held the position of Senior Vice President, Chief Financial Officer, and Treasurer of CMGI, Inc. from 2002 to 2006 and the position of Senior Vice President and Chief Financial Officer of BeMusic Direct of Bertelsmann Music Group (BMG Music) from 1999 to 2001. Prior to his work at BMG Music, Mr. Oberdorf served in a number of leadership roles at Reader's Digest Association, Inc. from 1981 to 1999, last serving as the Vice President, Global

Books and Home Entertainment — Finance. Mr. Oberdorf holds a B.S. in Accounting from Boston College and an E.M.B.A. from the University of New Haven. Since 2004, Mr. Oberdorf has served on the Board of Directors of UFP Technologies, a public company which specializes in fabricating specialty forms, plastics, and natural fiber materials into packaging, components, and end products.

Thomas J. McCusker was hired as Executive Vice President for Business Conduct and General Counsel in December 2008 and was appointed Secretary in January 2009. Mr. McCusker previously served for fourteen years as Executive Vice President and General Counsel for Mutual of Omaha Insurance Company. Prior to joining Mutual of Omaha Insurance Company, he was a partner with the law firm of Kutak Rock LLP. He began his legal career with Cravath, Swaine & Moore LLP in New York City. Mr. McCusker is a Cum Laude graduate of the University of Notre Dame and a Cum Laude graduate of the University of Notre Dame School of Law.

Stormy L. Dean is currently serving as Executive Vice President/General Manager of Database Group Sales, a position to which he was appointed effective in December 2008. He previously served as Chief Financial Officer from February 2006 and as the Principal Accounting Officer of the Company since December 2005. Mr. Dean has been employed by the Company since 1995, except during the period from October 2003 to August 2004. He served as Chief Financial Officer of the Company from January 2000 through October 2003, as the Corporate Controller from September 1998 until January 2000 and as the acting Chief Financial Officer from January 1999 to August 1999. From August 1995 to September 1998, Mr. Dean served as the Company's tax director. Mr. Dean holds a B.S. in Accounting from the University of Nebraska at Omaha, an M.B.A. from the University of Nebraska at Omaha, and a Certified Public Accountant certificate.

Edward C. Mallin has served as President of the Services Group since January 2007. Prior to that Mr. Mallin served as President of The Donnelley Group since August 2005, as President of Walter Karl since June 1998, as Executive Vice President of the National Accounts Division from January 1997 to June 1998 and as President of Compilers Plus from January 1990 to May 1998. In addition, he was President and partner of Compilers Plus prior to its acquisition by the Company in January 1990. Mr. Mallin holds a B.A. in History with a minor in Economics from the University of Bridgeport and a Masters in Business Administration and Planning from New York University.

Gerard Miodus has served as President of Opinion Research Corporation (ORC) since its acquisition by *info*GROUP in December 2006. Mr. Miodus has been with Opinion Research since 1982, serving in a wide variety of management positions. Prior to his appointment as President, he served as Managing Director, Executive Vice President for the U.S. Region. Before that, Mr. Miodus held the positions of Managing Director of Research Services and Managing Director of Information Services. Mr. Miodus holds a B.S. in Economics from Michigan State University.

Dr. Greg Mahnke has served as President of Macro International since November 2005. Dr. Mahnke has been with Macro International since 1988. He has a B.A. in Cultural Anthropology from the University of Montana, completed an M.A. in Cultural Anthropology at McGill University in 1981 and received his doctoral degree in Cultural Anthropology from Indiana University in 1987. Prior to assuming the role of President, Dr. Mahnke served as Executive Vice President and Managing Director of Macro's Survey Research Division. He is a well-known survey methodologist and serves as Principal Investigator on a number of Macro's key survey projects.

Website Information

We maintain websites at www.*info*GROUP.com and www.*info*USA.com. Contents of the websites are not part of, or incorporated by reference, into this Annual Report. We have made available free of charge on our www.*info*GROUP.com website all annual and quarterly reports, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after we have filed such material with, or furnished it to, the SEC.

Item 1A. ***Risk Factors***

Described below and throughout this Annual Report are certain risks that our management believes are applicable to our business and the industry in which we operate. There may be additional risks that are not presently material or known. There are also risks related to the economy, the industry and the capital markets that affect business generally, and us as well, which have not been described. If any of the described events occur, our business, results of operations, financial condition, liquidity or access to the capital markets could be materially adversely affected.

The Special Litigation Committee's investigation, the SEC's investigation and the Derivative Litigation have resulted in significant fees, costs and expenses, diverted management time and resources, and could have a material adverse effect on our business, financial condition and results of operations.

We have incurred significant professional fees, expenses and other costs in connection with the Special Litigation Committee's investigation, responding to and cooperating with the SEC's investigation, and in defending against and settling the Derivative Litigation, each of which is described in Item 3, "Legal Proceedings" of this Annual Report. As of December 31, 2008, the Company has incurred approximately $26.6 million in expenses related to these matters (including advancement of legal fees to individuals pursuant to our indemnification obligations). These expenses include approximately $3.0 million in 2007 and approximately $23.6 million in 2008. In addition, our Board of Directors, management and employees have expended a substantial amount of time in connection with these matters, diverting resources and attention that would otherwise have been directed toward our operations and implementation of our business strategy. We expect to continue to spend additional time and incur additional professional fees, expenses and other costs in responding to and cooperating with the SEC's investigation. In addition, if the SEC were to conclude that an enforcement action is appropriate as a result of its investigation, we may divert even greater amounts of time from our management, Board of Directors and employees, and incur even greater fees, expenses and costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our potential indemnification obligations and limitations of our director and officer liability insurance may have a material adverse impact on our financial condition and results of operations.

Under Delaware law, our charter and bylaws and certain indemnification agreements between us and certain of our current and former directors and officers, we have an obligation to advance legal expenses and may have an obligation to indemnify our current and former directors and officers with respect to the SEC investigation. As the Company's bylaws provide for indemnification to the fullest extent permitted by applicable law, the Company's indemnification obligations of former or current directors and officers who are found to have committed securities violations will remain in effect, to the extent current or future applicable law permits indemnification. We have already exceeded our coverage limits under our directors and officers liability policy for matters relating to the SEC investigation and therefore we will not be reimbursed by our insurers for any remaining related indemnification obligations.

We have purchased directors and officers liability insurance. Our directors and officers liability insurance covers events for which payment obligations and the timing of payments are only determined in the future. The insurers could become insolvent and unable to fulfill their obligation to defend, pay or reimburse us for insured claims.

Under our directors and officers liability insurance policy, we are responsible for the cost of claims up to a self-insured limit. In addition, we cannot be sure that claims will not arise that are in excess of the limits of our insurance or that are not covered by the terms of our insurance policy. Due to these coverage limitations, we may incur significant unreimbursed costs to satisfy our indemnification obligations, which may have a material adverse effect on our financial condition and results of operations.

Our business would be harmed if we do not continue successfully to implement our Internet strategy.

We use the Internet as our primary vehicle to provide sales leads and database information to our customers. The Internet is widely accepted by businesses worldwide and is a very powerful distribution channel for information. Our Salesgenie, Salesgenie/Lite and other products are now being offered on the Internet on a subscription basis.

We have adopted an Internet strategy because we believe that the Internet represents an important and rapidly evolving market for marketing information products and services. Our business, financial condition and results of operations would be adversely affected if we:

- fail to develop products and services that are well suited to the Internet market;
- experience difficulties that delay or prevent the successful development, introduction and marketing of these products and services; or
- fail to achieve sufficient traffic to our Internet sites to generate significant revenues, or successfully to implement electronic commerce operations.

Our markets are highly competitive and many of our competitors have greater resources than we do.

The business and consumer marketing information industry in which we operate is highly competitive. Intense competition could harm us by causing, among other things, price reductions, reduced gross margins, and loss of market share. Our competitors include: Acxiom, Experian, Harte-Hanks Communications, Inc., Dun & Bradstreet, and other companies in research. In addition, we may face competition from new entrants to the business and consumer marketing information industry as a result of the rapid expansion of the Internet, which creates a substantial new channel for distributing business information to the market. Many of our competitors have longer operating histories, better name recognition and greater financial resources than we do, which may enable them to implement their business strategies more readily than we can. We may not be able to compete successfully against current and future competitors.

Changes in the direct marketing industry and in the industries in which our customers operate may adversely affect our business.

Many large companies are reducing their use of direct mail advertising and increasing their use of on-line advertising, including e-mail, search words, and banner advertisements. As a result of this change in the direct marketing industry, such customers are purchasing less data for direct mail applications. In addition, several of our customers operate in industries, in particular the financial and telecommunications industries, that are undergoing consolidation. Such consolidation reduces the number of companies in those industries, and therefore may reduce the number of customers we serve. We are addressing these changes by offering products that integrate our data, data processing, database marketing and e-mail resources, and pursuing industries that are experiencing growth rather than consolidation. We cannot guarantee that the marketplace will accept these new products, or that we will be successful in entering new markets. If we do not gain acceptance for our new products or successfully enter new markets, our business, financial condition and results of operations would be adversely affected.

If we do not adapt our products and services to respond to changes in technology, they could become obsolete.

We provide marketing information and services to our customers in a variety of formats, including printed formats, DVD, and electronic media via the Internet. Advances in information technology may result in changing customer preferences for products and product delivery formats. If we do not successfully adapt our products and services to take advantage of changes in technology and customer preferences, our business, financial condition and results of operations would be adversely affected.

We must identify customer preferences and develop and offer products to meet their preferences to replace declining revenue from traditional direct marketing products and services.

One of our primary growth strategies is to improve our organic growth. We believe that much of our future growth prospects will rest on our ability to identify customer preferences and to continue to expand into newer products and services. For example, key to this is our effort to replace declining revenue from traditional direct marketing products and services with revenue from our on-line Internet subscription services. In the past 2 years we invested approximately $14 million on capital related to Internet technology to develop subscription-based new customer development services for businesses and sales people. We believe delivery of information via the Internet is or will be the preferred method by our customers. If we miss customer preference trends or customers are not willing to switch to or adopt our new products and services, such as our Internet subscription services, our ability to increase revenues or replace declining revenues of older products will be impaired.

Changes in laws and regulations relating to data privacy could adversely affect our business.

We engage in direct marketing, as do many of our customers. Certain data and services provided by us are subject to regulation by federal, state and local authorities in the United States as well as those in Canada and the United Kingdom. In addition, growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to self-regulation of such practices by the direct marketing industry through guidelines suggested by the Direct Marketing Association and to increased federal and state regulation. There is increasing awareness and concern among the general public regarding marketing and privacy concerns, particularly as it relates to the Internet. This concern is likely to result in new laws and regulations. For example, in 2003 the Federal Trade Commission amended its rules to establish a national "do not call" registry that permits consumers to protect themselves from unsolicited telemarketing telephone calls. Various states also have established similar "do not call" lists. And although "do not call" list regulations do not currently apply to market research phone calls, such as the type performed by us, new legislation or regulation could eliminate the current market research exemption. Compliance with existing federal, state and local laws and regulations and industry self-regulation has not to date seriously affected our business, financial condition or results of operations. Nonetheless, federal, state and local laws and regulations designed to protect the public from the misuse of personal information in the marketplace and adverse publicity or potential litigation concerning the collection, management or commercial use of such information may increasingly affect our operations. This could result in substantial regulatory compliance or litigation expense or a loss of revenue.

Our strategy to continue to grow through strategic acquisitions may result in unsuccessful integration of future acquired businesses and harm to our financial results.

We have been an acquisitive company, growing through more than 35 strategic acquisitions in the last eleven years. We believe these acquisitions have enabled us to acquire the requisite critical mass to compete over the long term in the database, direct marketing, e-mail marketing and market research industries. Each of these acquisitions presented challenges in financing the purchase and integrating the acquired businesses on a profitable basis. We intend to continue to pursue strategic acquisitions when presented with appropriate opportunities. Any acquisitions we undertake increases the risks of unsuccessful integration of the acquired businesses, increasing the potential of harm to our financial results from this growth strategy.

Future acquisitions may also harm our operating results, dilute our stockholders' equity and create other financial difficulties for us.

We may in the future pursue acquisitions that we believe could provide us with new technologies, products or service offerings, or enable us to obtain other competitive advantages.

Acquisitions by us may involve some or all of the following financial risks:

- use of significant amounts of cash;
- potential dilutive issuances of equity securities;
- incurrence of debt or amortization expenses related to certain intangible assets; and
- future impairment charges related to diminished fair value of businesses acquired as compared to the price we pay for them.

We may not be successful in overcoming the risks described above or any other problems associated with future acquisitions. Any of these risks and problems could materially harm our business, prospects and financial condition. Additionally, we cannot guarantee that any companies we may acquire will achieve anticipated revenues or operating results.

A failure in the integrity of our database could harm our brand and result in a loss of sales and an increase in legal claims.

The reliability of our products and services is dependent upon the integrity of the data in our databases. We have in the past been subject to customer and third-party complaints and lawsuits regarding our data, which have occasionally been resolved by the payment of money damages. A failure in the integrity of our database could harm us by exposing us to customer or third-party claims or by causing a loss of customer confidence in our products and services.

We also license proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the business partners to whom we grant non-exclusive licenses and by customers, they may take actions that could materially and adversely affect the value of our proprietary rights or our reputation. In addition, it cannot be assured that these licensees and customers will take the same steps we have taken to prevent misappropriation of our data solutions or technologies.

We may lose key business assets, including loss of data center capacity or the interruption of telecommunications links, the Internet, or power sources, which could significantly impede our ability to operate our business.

Our operations depend on our ability, as well as that of third-party service providers to whom we have outsourced several critical functions, to protect data centers and related technology against damage from hardware failure, fire, power loss, telecommunications failure, impacts of terrorism, breaches in security (such as the actions of computer hackers), natural disasters, or other disasters. The on-line services we provide are dependent on links to telecommunications providers. In addition, we generate a significant amount of our revenue through telesales centers and websites that we utilize in the acquisition of new customers, fulfillment of solutions and services and responding to customer inquiries. We may not have sufficient redundant operations to cover a loss or failure in all of these areas in a timely manner. Any damage to our data centers, failure of our telecommunications links or inability to access these telesales centers or websites could cause interruptions in operations that materially adversely affect our ability to meet customers' requirements, resulting in decreased revenue, operating income and earnings per share.

Our ability to increase our revenues will depend in part on the success of the expansion of our international business.

We have begun expanding internationally, and plan to expand in high growth, emerging international markets. We have focused on upgrading our international business databases, expanding our own compilation efforts and aggressively pursuing markets in the Asia-Pacific region.

International operations subject us to additional risks and challenges, including:

- the need to develop new customer relationships;
- difficulties and costs of staffing and managing foreign operations;
- changes in and differences between domestic and foreign regulatory requirements;
- price controls;
- reduced protection for intellectual property rights in some countries;
- potentially adverse tax consequences;
- lower per capita Internet usage and lack of appropriate infrastructure to support widespread Internet usage;
- political and economic instability;
- foreign currency fluctuations; and
- tariffs and other trade barriers.

During 2008, we received approximately $69 million of our revenues from our international operations. If we do not implement the expansion of our international business successfully, these international revenues may not grow meaningfully, thereby impairing our ability to increase our overall revenues. Some of the above factors may cause our international costs to exceed our domestic costs of doing business. Failure to adequately address these risks could decrease our profitability and operating results.

Our contracts with the U.S. federal government grant the government rights that are typically not found in commercial contracts and that could adversely affect our revenues and income.

We have approximately 200 active contracts and task orders with the U.S. federal government. There are inherent risks in contracting with the U.S. federal government which could have an adverse effect on our business. All contracts with the U.S. federal government contain provisions, and/or are subject to laws and regulations, that give the government rights and remedies not typically found in our commercial contracts, including rights that allow the government to:

- claim rights in and ownership of products and systems that we produce;
- adjust contract costs and fees on the basis of audits completed by its agencies;
- suspend or debar us from doing business with the U.S. federal government; and
- release information obtained from us in response to a Freedom of Information Act request.

Government contractors are often subject to enhanced scrutiny with respect to corporate governance and other measures of business conduct. Matters arising from the Derivative Litigation and the SEC investigation may adversely effect the Company's reputation in this regard, which in turn could jeopardize our government-contracting business.

The U.S. federal government has the right to terminate its contracts with us at any time and such terminations could adversely affect our revenues and income.

The U.S. federal government has the right to terminate its contracts with us at any time. If the U.S. federal government terminates a contract, we may recover only our incurred or committed costs, settlement expenses and profit on work completed before the termination. If the government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. Additionally, most of our backlog could be reduced by any modification or termination of contracts that we have with the U.S. federal government or, in cases where we are a subcontractor, contracts that our prime contractors have with the U.S. federal government.

As a contractor to the U.S. federal government, we are subject to restrictions and compliance requirements that could divert the attention of our management, drain our resources and/or result in additional costs, fines or other penalties.

As a contractor to the U.S. federal government, we are subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. We are required to obtain and maintain material governmental authorizations and approvals to conduct our business as it is currently conducted. New or more stringent laws or governmental regulations concerning government contracts could hurt our business by limiting our flexibility and by potentially causing us to incur additional expenses.

We also must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. federal government contracts. These laws and regulations affect how we do business with our U.S. federal government clients and may result in added costs for our business. For example, we are required to comply with the Federal Acquisition Regulations and all supplements, which comprehensively regulate the formation, administration and performance of U.S. federal government contracts, and the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with contract negotiations. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including:

- termination of contracts;
- forfeiture of profits;
- suspension of payments;
- fines; and
- suspension or debarment from doing business with U.S. federal government agencies.

Any of the sanctions could adversely affect our business, prospects, financial condition, or operating results.

Our government contracts are subject to audits and cost adjustments by the U.S. federal government, which could hurt our operating results.

Our government contracts are subject to audits and reviews by the U.S. federal government of our performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations and standards. Responding to governmental audits, inquiries or investigations may involve significant expense and divert the attention of our management. An audit of our work, including an audit of work performed by companies we have acquired or may acquire, could result in a substantial adjustment to our revenues because any costs determined by the government to be improperly allocated to a specific contract will not be reimbursed, and revenues we have already recognized may need to be refunded. If a U.S. federal government audit results in allegations of improper or illegal activities by us or our employees and if we are unable to successfully defend against those allegations, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension, and / or debarment from doing business with U.S. federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us regardless of the merits of any such allegation. In addition, the U.S. federal government may conduct non-audit reviews on a majority of our government contracts, which in turn could lead to full audit reviews by the government.

We are leveraged. If we are unable to service our debt as it becomes due or if we violate the covenants contained in our existing Credit Facility, our business would be harmed.

As of December 31, 2008, we had total indebtedness of approximately $300.6 million. Substantially all of our assets are pledged as security under the terms of our existing Credit Facility.

Our ability to pay principal and interest on the indebtedness under the Credit Facility and our ability to satisfy our other debt obligations will depend upon our future operating performance. Our performance will be affected by prevailing economic conditions and financial, business and other factors. Certain of these factors are beyond our control. The future availability of revolving credit under the Credit Facility will depend on, among other things, our ability to meet certain specified financial ratios and maintenance tests. We expect that our operating cash flow should be sufficient to meet our operating expenses, to make necessary capital expenditures and to service our debt requirements as they become due. If we are unable to service our indebtedness, however, we will be forced to take actions such as reducing or delaying acquisitions and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness (including the Credit Facility) or seeking additional equity capital. We may not be able to implement any such measures or obtain additional financing on terms that are favorable or satisfactory to us, if at all.

The Credit Facility contains several financial covenants with which we must comply. If our assets are determined to be impaired to a sufficient degree, or if our operating performance deteriorates significantly, we might be in default under the Credit Facility. There is no assurance that in such a situation we would be able to amend the Credit Facility or be able to secure alternate financing.

In 2008, we asked and received waivers of events of default from the lenders because we were delayed in filing our Annual Report on Form 10-K for the year ended December 31, 2007 and our 2007 first and second quarter

Form 10-Qs. The covenants in the Credit Facility require us to be current on our SEC filings and deliver certain financial statements to the lenders. If we are unable to do so in the future, there is no assurance that we can amend the Credit Facility to avoid having to meet this requirement or receive a waiver from lenders, and the Credit Facility may become immediately due and payable.

The conditions of the U.S. and international capital and credit markets may adversely affect our ability to draw on our current revolving credit facility or obtain future short-term or long-term lending.

Global market and economic conditions have been, and continue to be, disrupted and volatile, and in recent months the volatility has reached unprecedented levels. In particular, the cost and availability of funding for many companies has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. These forces reached unprecedented levels in September and October 2008, resulting in the bankruptcy or acquisition of, or government assistance to, several major domestic and international financial institutions. These events have significantly diminished overall confidence in the financial and credit markets. There can be no assurance that recent government responses to the disruptions in the financial and credit markets will restore consumer confidence, stabilize the markets or increase liquidity and the availability of credit.

We continue to maintain the Amended 2006 Credit Facility. However, to the extent our business requires us to access the credit markets in the future and we are not able to do so, including in the event that the lenders to the Amended 2006 Credit Facility cease to lend to us, or cease to be capable of lending, for any reason, we could experience a material and adverse impact on our financial condition and ability to borrow additional funds. This might impair our ability to obtain sufficient funds for working capital, capital expenditures, acquisitions and other corporate purposes.

The conditions of the U.S. and international capital and credit markets may adversely affect our interest expense under our existing credit facility.

At December 31, 2008, the term loan of the Amended 2006 Credit Facility had a balance of $170.5 million, bearing an average interest rate of 3.46%. The revolving line of credit had a balance of $86.5 million, bearing an interest rate of 4.81%, and $88.5 million was available under the revolving line of credit. Substantially all of the assets of the Company are pledged as security under the terms of the Amended 2006 Credit Facility.

The Amended 2006 Credit Facility provides for grid-based interest pricing based upon our consolidated total leverage ratio. Interest rates for use of the revolving line of credit range from base rate plus 0.25% to 1.00% for base rate loans and LIBOR plus 1.25% to 2.00% for Eurodollar rate loans. Interest rates for the term loan range from base rate plus 0.75% to 1.00% for base rate loans and LIBOR plus 1.75% to 2.00% for Eurodollar rate loans. Subject to certain limitations set forth in the credit agreement, we may designate borrowings under the Amended 2006 Credit Facility as base rate loans or Eurodollar loans.

In recent months, LIBOR rates have experienced unprecedented short-term volatility due to disruptions occurring in global financial and credit markets. During this period, LIBOR rates have experienced substantial short-term increases. Increases in LIBOR rates increase the interest expense that we incur under the Amended 2006 Credit Facility. Because nearly all our debts are at variable rates, any significant changes to interest rates may adversely impact our earnings and cash flow. (See Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk" in this Form 10-K.)

Further, the Company has executed four amendments to the Amended 2006 Credit Facility. In the current market environment, financial institutions are using the request for an amendment or waiver as an opening to renegotiate terms, including pricing, to reflect what the institutions consider to be market conditions. If the Company finds it necessary to seek an amendment or waiver, we may be required to consent to higher pricing margins and/or more restrictive financial or operating covenants in order to obtain approval of the amendment or waiver. Such amended terms could have an adverse effect on our financial or operational performance.

Adverse changes in general economic or credit market conditions in any of the countries in which we do significant business could adversely impact our operating results.

The direction and strength of the U.S. and global economy has recently been increasingly uncertain due to a turndown in the economy and difficulties in the credit markets. If economic growth in the United States and other countries is slowed significantly, or if the credit markets continue to be difficult to access, our customers could experience significant disruptions to their businesses and operations which, in turn, could negatively impact our business operations and financial performance.

The accounting treatment of goodwill and other identified intangibles could result in future asset impairments, which would be recorded as operating losses.

Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. We test goodwill at least annually for impairment. Impairment testing is performed based upon estimates of the fair value of the "reporting unit" to which the goodwill relates. The reporting units are the Company's reporting segments. The fair value of the reporting unit is impacted by the performance of the business. If it is determined that the goodwill has been impaired, the Company must write down the goodwill by the amount of the impairment, with a corresponding charge to earnings. Such write downs could have a material adverse effect on our results of operations or financial position.

Long-lived assets, including assets such as real estate, also require impairment testing to determine whether changes in circumstances indicate that we will be unable to recover the carrying amount of the asset group through future operations of that asset group or market conditions that will impact the value of those assets. Such write downs could have a material adverse effect on our results of operations or financial position.

Deferred income taxes represents the tax effect of the differences between the book and tax basis of assets and liabilities. Deferred tax assets are assessed periodically by management to determine if they are realizable. Factors in management's determination include the performance of the business including the ability to generate capital gains. If based on available information, it is more likely than not that deferred income tax assets will not be realized a valuation allowance must be established with a corresponding charge to net income. Such charges could have a material adverse effect on our results of operations or financial position.

Item 1B. ***Unresolved Staff Comments***

Not applicable

Item 2. ***Properties***

Our headquarters are located in a 157,000 square foot facility in Omaha, Nebraska, where we perform sales and administrative activities. Administration and management personnel are also located in a 24,000 square foot facility in Omaha, Nebraska, which is adjacent to our headquarters. In 2006, we completed a 8,750 square foot training facility within walking distance of our headquarters. We have three locations in Carter Lake, Iowa. Our order fulfillment and printing operations are located within our 27,000 square foot building, shipping is conducted at our 18,500 square foot warehouse, and data center operations are split between our 27,000 square foot facility and our adjacent 32,000 square foot building; all of which are located within 15 miles of our headquarters. Data compilation, telephone verification, data and product development, and information technology services are conducted at our recently expanded 176,000 square foot Papillion, Nebraska facility which is located within 5 miles of our headquarters. Donnelley Marketing sales operations are performed in a 30,000 square foot location in Marshfield, Wisconsin. We own these facilities, as well as adjacent land at certain locations for possible future expansion.

We lease sales office space and research facilities at over 85 different locations in the United States, Canada, the United Kingdom, Australia and other countries.

Item 3. *Legal Proceedings*

In February 2006, Cardinal Value Equity Partners, L.P. ("Cardinal") filed a derivative lawsuit in the Court of Chancery for the State of Delaware in and for New Castle County (the "Court"), against certain current and former directors of the Company, and the Company, asserting claims for breach of fiduciary duty. In October 2006, Dolphin Limited Partnership I, L.P., Dolphin Financial Partners, L.L.C. and Robert Bartow (collectively with Cardinal, the "Plaintiffs") filed a derivative lawsuit in the Court against certain current and former directors of the Company, and the Company as a nominal defendant, claiming breach of fiduciary duty and misuse of corporate assets. In January 2007, the Court granted the defendants' motion to consolidate the actions (as consolidated, the "Derivative Litigation").

In November 2007, the Company received a request from the Denver Regional Office of the Securities and Exchange Commission ("SEC") asking the Company to produce voluntarily certain documents as part of an SEC investigation. The requested documents relate to the allegations made in the Derivative Litigation, as well as related party transactions, expense reimbursement, other corporate expenditures, and certain trading in the Company's securities. The Special Litigation Committee, the formation and activities of which are described in more detail below, has reported the results of its investigation to the SEC. The SEC has issued subpoenas to the Company and a number of its current and former directors and officers, and the Company intends to continue to cooperate fully with the SEC's requests. Because the investigation is ongoing, the Company cannot predict the outcome of the investigation or its impact on the Company's business.

In December 2007, the Company's Board of Directors formed a Special Litigation Committee (the "SLC") in response to the Derivative Litigation and the SEC's investigation. The SLC, which consisted of five independent Board members, conducted an investigation of the issues in the Derivative Litigation and the SEC's informal investigation, as well as other related matters. Based on its review, the SLC determined, on July 16, 2008, that various related party transactions, expense reimbursements and corporate expenditures were excessive and, in response, approved a series of remedial actions. The remedial actions are set forth in Item 9A, "Controls and Procedures" in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2007, which was filed on March 16, 2009.

The SLC conducted settlement discussions on behalf of the Company with all relevant parties, including the current and former directors of the Company named in the suit, Vinod Gupta and the Plaintiffs. On August 20, 2008, all relevant parties entered into a Stipulation of Settlement, the material terms of which are set forth in the Company's Current Report on Form 8-K/A filed on August 22, 2008. A number of remedial measures were adopted and implemented in conjunction with the Stipulation of Settlement.

Under the terms of the Stipulation of Settlement, Vinod Gupta resigned as Chief Executive Officer of the Company on August 20, 2008. Mr. Gupta and the Company entered into a Separation Agreement and General Release dated August 20, 2008 (the "Separation Agreement"), under which Mr. Gupta granted a release of certain claims against the Company related to the Derivative Litigation and the SLC's investigation and received the right to severance payments totaling $10.0 million (contingent on Mr. Gupta adhering to certain requirements in the Separation Agreement and Stipulation of Settlement). The Company also granted a release of certain claims against Mr. Gupta related to the Derivative Litigation and the SLC's investigation. The first severance payment in the amount of $5.0 million, which was due within sixty days of execution of the Separation Agreement, was paid by the Company to Mr. Gupta on October 17, 2008.

Pursuant to the Stipulation of Settlement, Mr. Gupta has agreed to pay the Company $9.0 million incrementally over four years. This receivable was recorded within equity as a note receivable from shareholder on the consolidated balance sheet. The corresponding contribution was reduced by $2.5 million for federal and state income taxes and was recorded within paid-in capital on the consolidated balance sheet. Mr. Gupta's first payment to the Company, in the amount of $2.2 million, was received on January 6, 2009.

On November 7, 2008, the Court entered an Order and Final Judgment approving all the terms of the Stipulation of Settlement and dismissing the Derivative Litigation with prejudice. The Court's order also awarded Plaintiffs' counsel fees of $7 million and expenses in the amount of $210,710, all paid by the Company in December 2008.

The Company is subject to legal claims and assertions in the ordinary course of business. Although the outcomes of any other lawsuits and claims are uncertain, the Company does not believe that, individually or in the aggregate, any such lawsuits or claims will have a material effect on its business, financial conditions, results of operations or liquidity.

Item 4. ***Submission of Matters to a Vote of Security Holders***

The 2008 Annual Meeting of Stockholders of the Company was held on October 23, 2008. At the Annual Meeting, the stockholders voted on the following matters:

1. The stockholders elected the following persons to serve as directors of the Company for a term of three years, expiring in 2011 (by the following share votes):

Bernard W. Reznicek	FOR: 50,609,040	WITHHELD: 1,450,275
John N. Staples III	FOR: 47,103,045	WITHHELD: 4,956,270
Clifton T. Weatherford	FOR: 50,068,093	WITHHELD: 1,991,222

2. The stockholders voted on the approval of an amendment to the *info*USA 2007 Omnibus Incentive Plan. The amendment to the plan was approved. The voting was as follows:

FOR: 47,530,846 AGAINST: 432,443 ABSTAIN: 820,178 BROKER NON-VOTE 3,275,848

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock, $0.0025 par value, is traded on the NASDAQ Global Select Market under the symbol "IUSA."

The following table sets forth the high and low sales prices for our common stock during each quarter of 2008 and 2007. These prices do not include retail mark-up, mark-down or commissions and may not represent actual transactions.

Common stock

	High	Low
2008		
Fourth Quarter	$ 6.66	$2.30
Third Quarter	$ 7.70	$3.80
Second Quarter	$ 6.29	$3.78
First Quarter	$ 9.52	$6.04
2007		
Fourth Quarter	$10.66	$8.45
Third Quarter	$10.65	$9.05
Second Quarter	$11.30	$9.11
First Quarter	$12.30	$9.01

On March 6, 2009, the last reported sale price in the NASDAQ National Market for our Common stock was $2.61 per share. As of March 6, 2009, there were 107 stockholders of record of the Common stock, and an estimated additional 3,200 stockholders who held beneficial interests in shares of common stock registered in nominee names of banks and brokerage houses.

On March 5, 2007, we paid a cash dividend of $0.25 per common share and a special dividend of $0.10 per common share to stockholders of record on February 16, 2007. On March 5, 2008, we paid a cash dividend of $0.35 per common share to stockholders of record on February 18, 2008.

On January 30, 2009, the Board of Directors voted to eliminate the dividend that is typically paid at the beginning of our fiscal year. Any decision to pay future dividends will be made by the Board of Directors. No assurance can be given that dividends will be paid in the future since they are dependent on our earnings, cash flows from operations and financial condition and other factors. The Credit Facility has certain restrictions on the ability to declare dividends on our common stock.

PERFORMANCE GRAPH

The following Performance Graph compares the cumulative total return to stockholders of the Company's common stock from December 31, 2003 to December 31, 2008 to the cumulative total return over such period of (i) The Nasdaq Stock Market (U.S. Companies) Index, and (ii) the S&P Data Processing & Outsourced Services Index. The performance graph is not necessarily indicative of future investment performance.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN* AMONG INFOGROUP INC., NASDAQ STOCK MARKET INDEX, AND S&P DATA PROCESSING OUTSOURCED SERVICES INDEX


DOLLARS
300
250
200
150
100
50
0
31-Dec-03
31-Dec-04
31-Dec-05
31-Dec-06
31-Dec-07
31-Dec-08
infoGROUP Common Stock
NASDAQ (U.S. Companies)
S&P Data Processing & Outsourced Services Index

	31-Dec-03	31-Dec-04	31-Dec-05	31-Dec-06	31-Dec-07	31-Dec-08
*info*GROUP common stock	$100.00	$151.01	$150.36	$167.04	$129.52	$71.91
NASDAQ (U.S. Companies)	$100.00	$108.84	$111.16	$122.11	$132.42	$63.80
S&P Data Processing & Outsourced Services Index	$100.00	$105.44	$111.25	$122.77	$125.36	$87.55

* Assumes $100 invested on December 31, 2003 in *info*GROUP Inc. common stock, Nasdaq Stock Market (U.S. Companies) Index, and S&P Data Processing & Outsourced Services Index.

The information contained in this Item 5 of this Annual Report is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate it by reference into such a filing.

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data as of the end of, and for each of the years in the five-year period ended, December 31, 2008 are drawn from our audited Consolidated Financial Statements and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this Annual Report. We have made several acquisitions since 2003 that would affect the comparability of historical data. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The audited Consolidated Financial Statements as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, are included elsewhere in this Annual Report.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net sales	$738,270	$688,773	$434,876	$383,158	$344,859
Costs and expenses:					
Cost of goods and services	311,653	276,165	116,485	108,106	102,838
Selling, general and administrative(1)	356,520	287,084	224,918	183,458	171,306
Depreciation and amortization of operating assets	24,389	21,502	14,020	12,818	14,062
Amortization of intangible assets	17,524	17,495	14,909	18,098	15,875
Total costs and expenses	710,086	602,246	370,332	322,480	304,081
Operating income	28,184	86,527	64,544	60,678	40,778
Other income (expense):					
Investment income (loss)(2)	1,660	617	(7)	(75)	66
Interest expense	(18,143)	(20,995)	(11,410)	(11,552)	(9,137)
Other income (charges)(3)	(1,434)	599	112	115	(2,935)
Income before income taxes	10,267	66,748	53,239	49,166	28,772
Income tax expense	5,456	25,806	19,939	17,659	10,934
Net income	$ 4,811	$ 40,942	$ 33,300	$ 31,507	$ 17,838
Basic earnings per share	$ 0.08	$ 0.73	$ 0.61	$ 0.59	$ 0.34
Diluted earnings per share	$ 0.08	$ 0.73	$ 0.60	$ 0.58	$ 0.33
Dividends paid	$ 0.35	$ 0.35	$ 0.23	$ 0.20	$ —
Weighted average shares outstanding — basic	56,760	55,809	54,974	53,850	52,851
Weighted average shares outstanding — diluted	56,774	55,976	55,340	54,040	53,564

	December 31,				
	2008	2007	2006	2005	2004
Consolidated Balance Sheet Data:					
Working deficit	$(15,249)	$(28,973)	$(34,949)	$(63,108)	$(56,737)
Total assets	815,283	812,641	749,575	543,767	509,436
Long-term debt, including current portion	300,644	283,227	259,890	148,006	196,226
Stockholders' equity	248,873	268,526	234,158	197,867	171,475

(1) During 2008 and 2007, we recorded $34.3 million and $3.0 million, respectively in charges related to the Derivative Litigation and the Special Litigation Committee's investigation.

(2) During 2008, we recorded investment income totaling $1.6 million which primarily included a gain on sale of a marketable security.

(3) During 2008, we recorded other charges totaling $1.4 million which primarily included: (a) charges of $2.4 million for an other-than-temporary decline in the value of marketable and non-marketable equity investments, offset by (b) income of $1.0 million primarily for foreign currency gains.

During 2004, we recorded other charges totaling $2.9 million which primarily included: (a) $0.6 million for non-amortized debt issue costs and a $1.5 million premium to purchase $30.0 million of our 9½% Senior Subordinated Notes, (b) $0.1 million for non-amortized debt issue costs for a prior credit facility as a result of the financing of a new credit facility in March 2004, and (c) $1.0 million for an other-than-temporary decline in the value of a non-marketable equity investment.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This discussion and analysis contains forward-looking statements, including without limitation statements in the discussion of comparative results of operations, accounting standards and liquidity and capital resources, within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, which are subject to the "safe harbor" created by those sections. Our actual future results could differ materially from those projected in the forward-looking statements. Some factors which could cause future actual results to differ materially from our recent results or those projected in the forward-looking statements are described in Item 1A "Risk Factors" above. We assume no obligation to update the forward-looking statements or such factors.

General

Overview

We report results in three segments: the Data Group, the Services Group, and the Marketing Research Group. We believe that by organizing all of our businesses that sell proprietary content into a single segment, we can effectively deploy sales and marketing resources. We also believe that this organization creates opportunities for cross selling proprietary databases under one brand name.

On June 1, 2008, we changed our Company name from *info*USA Inc. to *info*GROUP Inc. (the "Company" or "*info*GROUP" or "we"). We are a Delaware corporation incorporated in 1972.

Our key strategic initiatives for 2009 include:

- Continuing our focus on improved corporate governance, including operating under our recently revamped formal policies, functioning under the guidance of our restructured majority independent Board and working with our new management team.
- Continuing and expanding our initiatives of outreach, transparency and communications with our shareholders and the entire investment community.
- Accelerating our organic, profitable growth by leveraging our leadership position as a data provider across our subsidiaries, creating both internal and external strategic alliances to add value to new and existing customers, and capitalizing on our existing cross selling opportunities among subsidiaries. We anticipate concentrating our efforts on these opportunities for internal growth, instead of pursuing revenue growth primarily through acquisitions.
- Reinvesting in the business to expand our product offerings, particularly in the integrated digital realm. We plan to provide our customers new products and services, including more internet based and interactive marketing solutions.
- Improving our financial foundation, by taking costs out of the business (without jeopardizing service to our customers), continuing to aggressively reduce our debt levels and leveraging our high margin products to increase profitability.

Financial Performance

Operating income for 2008 was $28.2 million, or 4% of net sales, down from $86.5 million, or 13% of net sales, for 2007. The primary reason for the decrease in operating income was the result of $34.3 million in non-recurring charges incurred during 2008 related to the Derivative Litigation and the Special Litigation Committee's investigation, as described in Item 3, "Legal Proceedings." These charges included $23.6 million in legal expenses and professional fees and $10.7 million in severance payments primarily to the former CEO of the Company, Vinod Gupta, in connection with the Stipulation of Settlement entered into on August 20, 2008 by the parties to the Derivative Litigation. The Company also incurred $16.7 million in charges during 2008 for the impairment, write-down and loss on sale of assets of $11.5 million, facility closure costs of $2.0 million and severance costs associated with the restructuring of Guideline and Direct Media of $1.7 million and $1.5 million, respectively.

Mergers and Acquisitions

Internal revenue growth is our primary objective. However, we still pursue opportunities for strategic acquisitions when presented with appropriate opportunities. As described in the notes to the accompanying consolidated financial statements, we acquired Direct Media, Inc. in 2008, a provider of list brokerage and list management services, and the following entities in 2007: (1) expresscopy.com, a provider of printing and mailing services (2) Guideline, Inc., a provider of customer business and market research and analysis (3) NWC Research, a provider of research services, (4) SECO Financial, a provider of financial services industry marketing, and (5) Northwest Research Group, a provider of research services.

We work to integrate the operations of the acquired companies into existing operations as resources and business constraints permit. Due to recent and potential future acquisitions, future results of operations may vary from and may not be directly comparable to historical data.

Summary of Acquisitions

Through acquisitions, we have increased our presence in the consumer marketing information industry, greatly increased our ability to provide data processing and e-mail marketing solutions, increased our presence in list management and list brokerage services and broadened our offerings of business and consumer marketing information. Additionally, most recently we have added research businesses to complement our existing services. The following table summarizes the more significant acquisitions since January 1, 2004:

Acquired Company	Key Asset	Principal Business Segment	Type of Acquisition	Date Acquired	Transaction Value(1) (In millions)
Triplex	Data processing services	Services Group	Stock purchase	February 2004	8
Edith Roman	List brokerage and management services	Services Group	Stock purchase	June 2004	14
OneSource	International database and Internet browser applications	Data Group	Stock purchase	June 2004	109
@Once	E-mail solutions provider and e-mail list business	Services Group	Asset purchase	January 2005	8
Millard Group	List brokerage and management services	Services Group	Stock purchase	November 2005	14
Mokrynskidirect	List brokerage and management services	Services Group	Asset purchase	June 2006	7
Digital Connexxions Corp.	E-mail solutions provider and e-mail list business	Services Group	Asset purchase	October 2006	4
Rubin Response Services, Inc.	List brokerage and management services	Services Group	Asset purchase	November 2006	2
Opinion Research Corporation	Social and market research services	Research Group	Stock purchase	December 2006	132
expresscopy.com	Printing and mailing services	Data Group	Asset purchase	June 2007	8
NWC Research	Social and market research services	Research Group	Asset purchase	July 2007	8
Guideline, Inc.	Market research services	Research Group	Stock purchase	August 2007	39
Northwest Research Group	Market research services	Research Group	Asset purchase	October 2007	2
SECO Financial	Financial services industry marketing	Data Group	Asset purchase	October 2007	1
Direct Media, Inc.	List brokerage and management services	Services Group	Asset purchase	January 2008	18

(1) Transaction value includes total consideration paid including cash paid, debt and stock issued plus long-term debt repaid or assumed at the date of acquisition as well as subsequent purchase price adjustments.

We frequently evaluate the strategic opportunities available and intend to pursue strategic acquisitions of complementary products, technologies or businesses that we believe fit our business strategy. In connection with future acquisitions, we expect that we will be required to incur additional acquisition-related charges to operations.

Associated with the acquisitions previously described, we recorded amortization expense on other purchased intangibles as summarized in the following table (amounts in thousands):

Fiscal Year	Amount
2004	$15,875
2005	18,098
2006	14,909
2007	17,495
2008	17,524

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to the audited consolidated financial statements. Of those policies, we have identified the following to be the most critical because they are the most important to our portrayal of our results of operations and financial condition and they require subjective or complex management judgments:

- revenue recognition and related estimates of valuation allowances for doubtful accounts, sales returns and other allowances;
- database acquisition, development and maintenance expenses;
- valuation of long-lived and intangible assets and goodwill; and
- income taxes.

Revenue recognition. Revenue from the sale of prospect lists (paper form or electronic), mailing labels, published directories, other sales lead products and DVD information products are recognized upon shipment. These product sales are typically evidenced by a written purchase order or by credit card authorization.

List management revenue is recognized net of costs upon shipment of the list to the third party. List brokerage revenue is recognized net of costs upon verification from third party of the actual list used and shipped. List brokerage revenue is recognized on a net basis because the Company acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.

Data processing and e-mail customer retention solution revenues are billed on a time and materials basis, with the recognition of revenue occurring as the services are rendered to the customer.

Revenue from the licensing of the Company's data to third parties and the sale of the Company's subscription-based products are recognized on a straight-line basis over the life of the agreement, when the Company commits to provide the customer either continuous data access (i.e. "24/7" access via the Internet) or updates of data files over a period of time. Licenses and subscriptions are evidenced by written contracts. The Company also licenses data to customers with no such commitments. In those cases, the Company recognizes revenue when the data is shipped to the customer, provided all revenue recognition criteria have been met.

Services performed in the Marketing Research Group vary from contract to contract and are not uniformly performed over the term of the arrangement.

Revenues under fixed-price contracts are recognized on a proportional performance basis. Performance is based on the ratio of costs incurred to total estimated costs where the costs incurred represent a reasonable surrogate for output measures of contract performance, including survey design, data collection, survey analysis and presentation of deliverables to the client. Progress on a contract is matched against project costs and costs to complete on a periodic basis. Provision for estimated contract losses, if any, is made in the period such losses are determined. Customers are obligated to pay as services are performed, and in the event that a client cancels the contract, the client is responsible for payment for services performed through the date of cancellation.

Revenues under cost-reimbursement contracts are recognized as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs. Incentives, award fees or penalties related to performance are also considered in estimating revenues and profit rates based on actual and anticipated awards.

Revenues under time-and-materials contracts are recognized as costs are incurred.

Revenue for our retainer contracts are charged to customers on a fixed monthly subscription fee basis to access On-Demand Business Research services, and revenues are recognized ratably over the term of each subscription. Retainer fees are required to be paid in advance by customers on either a monthly, quarterly or annual basis, and all billed amounts relating to future periods are recorded as deferred revenue on the Company's balance sheet.

Revenue for our deposit contracts are charged to customers on a fixed annual fee basis, which entitles them to access any of the Company's service offerings throughout the contract period, up to the total amount of the annual deposit fee. Since deposit account customers can "spend" their contract fee at any time within the annual contract period, deposit account revenues are only recognized within the contract period as services are actually provided to customers, with any unused deposit amounts recognized as revenue in the final month of the contract. As with retainer fees, deposit contract fees are required to be paid in advance, primarily annually, and any billed amounts relating to future periods are recorded as deferred revenue on the Company's balance sheet.

Unbilled receivables are invoiced based upon the achievement of specific events as defined by each contract including deliverables, timetables and incurrence of certain costs. Unbilled receivables are classified as a current asset. Reimbursements of out-of-pocket expenses are included in revenues with corresponding costs incurred by the Company included in cost of revenues.

The Company assesses collectibility of revenues and the Company's allowance for doubtful accounts based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from the Company's customers. An allowance for doubtful accounts is established to record the Company's trade accounts receivable at estimated net realizable value. If the Company determines that collection of revenues are not reasonably assured at or prior to the delivery of the Company's products, the Company recognizes revenue upon the receipt of cash. Cash-basis revenue recognition periodically occurs in those cases where the Company sells or licenses its information products to a poorly capitalized company. However, sales recognized on this basis are not a significant portion of the Company's total revenues.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations.

Database Costs. Our database and production costs are generally charged to expense as incurred and relate principally to maintaining, verifying and updating our databases, fulfilling customer orders and the production of DVD titles. Costs to develop new databases are capitalized and amortized upon the successful completion of the databases, over a period ranging from one to five years. Our cost of maintaining consumer and business databases does not necessarily vary directly with revenues since a significant portion of the cost is the maintenance and verification of our existing data. Consequently, operating income may vary significantly with changes in revenue from period-to-period, as our ability to adjust certain elements of our cost structure is limited in the short-run.

Because we expense the costs of maintaining and verifying our existing database, we believe that our balance sheet does not include an asset for the value of our database. We believe that our databases of consumer and business information are valuable intellectual property assets. Our success in marketing our products and services depends, in large part, on our ability to maintain an accurate and reliable database of business and consumer information.

Valuation of long-lived and intangible assets and goodwill. We assess the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we considered important, which could trigger an impairment review, included the following:

- significant underperformance relative to historical or projected future operating results;
- significant changes in the manner or use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price; and
- our market capitalization relative to net book value.

When we determine that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure impairment based on estimated fair value of the assets. Net property and equipment, net intangible assets, long-lived assets, and goodwill amounted to $594.2 million as of December 31, 2008.

<u>Impairment of Goodwill</u>

The goodwill impairment test is a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered to not be impaired, and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. The second step is essentially a purchase price allocation exercise, which allocates the newly determined fair value of the reporting unit to the assets. For purposes of the allocation, the fair values of all assets, including both recognized and unrecognized intangible assets, are determined. The residual goodwill value is then compared to the carrying value of goodwill to determine the impairment charge.

We completed a goodwill impairment test as of October 31, 2008 and 2007, respectively. Additionally, in accordance with Statement of Financial Accounting Standard (SFAS) No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"), we concluded that events had occurred and circumstances had changed during the fourth quarter of 2008, which required us to perform an interim period goodwill impairment test as of December 31, 2008. During the fourth quarter of 2008, we experienced a significant decline in market capitalization due to an overall decline in economic conditions.

At December 31, 2008, we had three reporting units that had goodwill and therefore required testing pursuant to SFAS 142. The three reporting units represent the Company's reporting segments.

We considered both the income approach and the market approach in assessing the fair value of each reporting unit. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows. The income approach requires assumptions and estimates of many critical factors, including revenue and market growth, operating cash flows, and discount rates. As a result of the deterioration of the economic conditions in the United States in the second half of 2008, the projections used took into account current economic factors and the effect on future revenue and operating income. We used the Gordon growth model to calculate residual values. The Gordon growth model refers to the concept of taking the residual year cash flow and determining the value of a growing, perpetual annuity. The long-term growth rate used for each reporting unit ranged between 2.5% and 3.0%. The Company used weighted-average costs of capital ranging between 12.7% and 15.8% in its discounted cash flows analyses. Under the market approach, several relative pricing measures for comparable companies are examined to determine a fair value for each reporting unit. We determined that the fair value of the reporting units under both approaches as of December 31, 2008, October 31, 2008 and October 31, 2007 exceeded its carrying amount. Thus, the goodwill of these reporting units was not impaired. Future adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in non-cash impairment charges in future periods under SFAS 142.

Impairment of Intangible and Other Assets

We assessed the impairment of long-lived assets and intangible assets as of December 31, 2008 as required pursuant to Statement of Financial Accounting Standard (SFAS) No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS 144"). As a result of the declining profitability of expresscopy.com, SECO Financial and *info*UK, recoverability tests were performed for these asset groups. These tests included comparisons of undiscounted cash flows to the current carrying values of the each asset group. Since the carrying values exceeded the undiscounted cash flows, an impairment was recognized and allocated between all long-lived assets within each asset group. Impairments for the year ended December 31, 2008 for expresscopy.com, SECO Financial and *info*UK were $2.5 million, which included $1.1 million for impairments of property and equipment, $0.2 million and $2.7 million, respectively. In addition, the Company recorded an impairment of $0.6 million for a OneSource database and $0.9 million for development costs for a Salesgenie product no longer being utilized.

Income Taxes. Accounting for income taxes requires significant judgments in the development of estimates used in income tax calculations. Such judgments include, but would not be limited to, the likelihood we would realize the benefits of net operating loss carryforwards, the adequacy of valuation allowances, and the rates used to measure transactions with foreign subsidiaries. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. The judgments and estimates used are subject to challenge by domestic and foreign taxing authorities. It is possible that either domestic or foreign taxing authorities could challenge those judgments and estimates and draw conclusions that would cause us to incur tax liabilities in excess of those currently recorded. Changes in the geographical mix or estimated amount of annual pretax income could impact our overall effective tax rate.

To the extent recovery of deferred tax assets is not likely based on estimation of future taxable income in each jurisdiction, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Although we have considered future taxable income along with prudent and feasible tax planning strategies in assessing the need for the valuation allowance, should we determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to deferred tax assets would be charged to income in the period any such determination was made. Likewise, in the event we were able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to deferred tax assets would increase income in the period any such determination was made.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the statement of operations data expressed as a percentage of net sales. The amounts and related percentages may not be fully comparable due to our acquisitions in 2006, 2007 and 2008.

	Year Ended December 31,		
	2008	2007	2006
Consolidated Statements of Operations Data:			
Net sales	100%	100%	100%
Costs and expenses:			
Cost of goods and services	42	40	27
Selling, general and administrative	48	41	52
Depreciation and amortization of operating assets	3	3	3
Amortization of intangible assets	3	3	3
Total operating costs and expenses	96	87	85
Operating income	4	13	15
Other expense, net	(2)	(3)	(3)
Income before income taxes	2	10	12
Income tax expense	1	4	4
Net income	1%	6%	8%
Other Data:		($ in millions)	
Sales by Segment:			
Data Group	$309.5	$ 330.5	$299.4
Services Group	163.3	136.8	120.9
Marketing Research Group	265.5	221.5	14.6
Total	$738.3	$ 688.8	$434.9
Sales by Segment as a Percentage of Net Sales:			
Data Group	42%	48%	69%
Services Group	22	20	28
Marketing Research Group	36	32	3
Total	100%	100%	100%

2008 Compared to 2007

Net sales

Net sales for 2008 were $738.3 million, an increase of 7% from $688.8 million for 2007.

Net sales of the Data Group for 2008 were $309.5 million, a 6% decrease from $330.5 million for 2007. 2007 net sales of the Data Group included $9.9 million received from the final settlement in a lawsuit, which was originally commenced in December 2001, against Naviant, Inc. (now known as BERJ, LLP) in the District Court for Douglas County, Nebraska for breach of a database license agreement. Additionally, 2007 included revenue from two license agreements with First Data Resources, which were not renewed in 2008, of $13.3 million. An additional decrease occurred in 2008 due to a decline in demand for the traditional direct marketing products. These decreases were offset partly by an increase in the Data Group due to the acquisitions of expresscopy.com, acquired in June 2007, and SECO Financial, acquired in October 2007. The Data Group provides our proprietary databases and database marketing solutions, and principally engages in the selling of sales lead generation and consumer DVD products to small- to medium-sized companies, small office and home office businesses and individual consumers. Customers purchase our information as custom lists or on a subscription basis primarily through the Internet. Sales of subscription-based products require us to recognize revenues over the subscription period instead of at the time of sale. This segment also includes the licensing of our databases to value-added resellers.

Net sales of the Services Group for 2008 were $163.3 million, a 19% increase from $136.8 million for 2007. The majority of the increase in the Services Group is related to the acquisition in January 2008 of Direct Media, Inc., as well as growth in the Yesmail division as e-mail marketing is becoming a bigger part of corporate advertising. The Services Group provides e-mail marketing solutions, list brokerage and list management services and online interactive marketing services to large companies in the United States, Canada and globally.

Net sales of the Marketing Research Group for 2008 were $265.5 million, a 20% increase from $221.5 million for 2007. The majority of the increase in the Marketing Research Group is related to the acquisitions of NWC Research in July 2007, Guideline Inc., in August 2007 and Northwest Research Group in October 2007, as well as an increase in net sales of the Macro International division as a result of increases in direct labor and other direct costs from new business generation. The Marketing Research Group provides diversified market research, which consists of the Opinion Research division, Macro International, Guideline, Inc., NWC Research and Northwest Research Group.

Cost of goods and services

Cost of goods and services for 2008 were $311.7 million, or 42% of net sales, compared to $276.2 million, or 40% of net sales for 2007.

Cost of goods and services of the Data Group were $89.1 million, or 29% of net sales, compared to $84.1 million, or 25% of net sales for 2007. The majority of the increase in the Data Group for 2008 is related to the costs associated with expresscopy.com, acquired in June 2007, which costs are higher as a percentage of net sales than the other divisions within the segment. Additionally, the increase in the cost of goods and services as a percentage of net sales is due to the decrease in net sales for 2008 as compared to 2007.

Cost of goods and services of the Services Group for 2008 were $38.0 million, or 23% of net sales, compared to $32.8 million, or 24% of net sales for 2007. The majority of the increase in the Services Group is related to an increase in costs associated with e-mail marketing due to the growth in the Yesmail division, which resulted in higher costs, while the percentage of net sales for that segment remained relatively level. Additionally, this increase included costs associated with Direct Media, Inc., which was acquired in January 2008.

Cost of goods and services of the Marketing Research Group for 2008 were $180.4 million, or 68% of net sales, compared to $156.1 million, or 70% of net sales for 2007. These costs include subcontract labor costs, direct sales and labor costs and direct programming costs associated with providing the research services performed by the Marketing Research Group. The majority of the increase in the Marketing Research Group is related to the costs associated with Guideline, Inc., NWC Research and Northwest Research Group, all acquired in the last six months of 2007. The decrease in cost of goods and services as a percentage of net sales is the result of an increased focus on higher profit projects and pricing.

Cost of goods and services of Corporate Activities for 2008 were $4.2 million, compared to $3.2 million for 2007. The majority of the increase in Corporate Activities is related to the transfer of certain personnel and support fees for accounting and finance functions from the Data Group. Total cost of goods and services for Corporate Activities includes costs related to services to support the Company's network administration, help desk functions and system personnel and support fees for accounting and finance.

Selling, general and administrative expenses

Selling, general and administrative expenses for 2008 were $356.5 million, or 48% of net sales, compared to $287.1 million, or 42% of net sales for 2007.

Selling, general and administrative expenses of the Data Group for 2008 were $137.7 million, or 44% of net sales, compared to $141.4 million, or 43% of net sales for 2007. The decrease in selling, general and administrative costs is related to the 2007 restructuring of *info*USA National Accounts that was completed as of December 31, 2007. See Note 17 in the Notes to Consolidated Financial Statements for further detail regarding the restructuring of *info*USA National Accounts. This decrease was offset by an increase in costs of $2.0 million associated with television advertisements that aired during the Super Bowl in 2008.

Selling, general and administrative expenses of the Services Group for 2008 were $86.9 million, or 53% of net sales, compared to $61.9 million, or 45% of net sales for 2007. The majority of the increase in the Services Group is related to the increase in costs associated with e-mail marketing due to the growth in the Yesmail division, which resulted in higher costs, but a lower percentage of net sales for that segment, as well as costs associated with Direct Media, Inc., which was acquired in January 2008. Additionally, during 2008, the Company recorded $1.5 million in costs within the Services Group related to facility closures primarily for Direct Media, Inc.

Selling, general and administrative expenses of the Marketing Research Group for 2008 were $57.2 million, or 22% of net sales, compared to $44.5 million, or 20% of net sales for 2007. The majority of the increase in the Marketing Research Group is related to the costs associated with Guideline, Inc. (with respect to which selling, general and administrative expenses are higher as a cost of sales than with respect to the other Marketing Research Group divisions), NWC Research and Northwest Research Group, all acquired in the last six months of 2007.

Selling, general and administrative expenses of Corporate Activities for 2008 were $74.7 million, compared to $39.3 million for 2007. Corporate Activities includes selling, general and administrative costs that cannot be directly attributed to the revenue producing segments. The majority of the increase is related to the Special Litigation Committee's investigation, the Derivative Litigation and the SEC's investigation and related remediation efforts as outlined in the Stipulation of Settlement. The expenses related to those activities totaled $34.3 million, which includes severance of $10.7 million primarily to the former Chief Executive Officer and $7.2 million awarded by the Court to be paid to the plaintiffs for attorneys' fees and expenses. See Note 16 in the Notes to Consolidated Financial Statements for further detail regarding the Derivative Litigation and the Special Litigation Committee investigation.

In 2009 the Company will be initiating cost reductions throughout the organization that will primarily affect selling, general and administrative expenses. However, to achieve these permanent savings, 2009 will reflect certain restructuring costs.

Depreciation expense

Depreciation expense for 2008 totaled $24.4 million, or 3% of net sales, compared to $21.5 million, or 3% of net sales for 2007.

Depreciation expense of the Data Group for 2008 was $12.1 million, or 4% of net sales, compared to $9.6 million, or 3% of net sales for 2007. The increase in depreciation expense is primarily attributed to recent purchases of equipment to support the subscription business.

Depreciation expense of the Services Group for 2008 was $4.6 million, or 3% of net sales compared to $4.8 million, or 4% of net sales for 2007. The decrease in depreciation expense is primarily attributed to certain computer equipment becoming fully depreciated.

Depreciation expense of the Marketing Research Group for 2008 was $5.1 million, or 2% of net sales compared to $4.1 million, or 2% of net sales for 2007. Additional depreciation expense was recorded for the fixed assets from the acquisitions of Guideline, Inc., NWC Research and Northwest Research Group.

Depreciation expense of Corporate Activities for 2008 was $2.6 million, compared to $3.0 million for 2007. The decrease in depreciation expense is primarily attributed to certain equipment that supports the administration department becoming fully depreciated.

Amortization expense

Amortization expense for 2008 totaled $17.5 million, or 3% of net sales, compared to $17.5 million, or 3% of net sales for 2007.

Amortization expense of the Data Group for 2008 was $5.3 million, or 2% of net sales, compared to $6.9 million, or 2% of net sales for 2007. The decrease in amortization expense for the Data Group is due to certain identifiable intangible assets from the OneSource and ProCD acquisitions becoming fully amortized.

Amortization expense of the Services Group for 2008 was $4.3 million, or 3% of net sales, compared to $3.9 million, or 3% of net sales for 2007. The increase in amortization expense for the Services Group for 2008 is due to the additional amortization expense for the identifiable intangible assets for Direct Media, Inc.

Amortization expense of the Marketing Research Group for 2008 was $7.9 million, or 3% of net sales, compared to $6.7 million, or 3% of net sales for 2007. This includes additional amortization expense for the identifiable intangible assets from the acquisition of Guideline, Inc. which was acquired in August 2007, and NWC Research and Northwest Research Group which were both acquired in October 2007.

Operating income

As a result of the factors previously described, the Company had operating income of $28.2 million, or 4% of net sales, during 2008 compared to operating income of $86.5 million, or 13% of net sales for 2007.

Operating income for the Data Group for 2008 was $65.2 million, or 21% of net sales, as compared to $88.4 million, or 27% of net sales for 2007. Operating income for the Data Group for 2007 included $9.2 million, which is net of related expenses, from the Naviant lawsuit settlement.

Operating income for the Services Group for 2008 was $29.6 million, or 18% of net sales, as compared to $33.4 million, or 24% of net sales for 2007.

Operating income for the Marketing Research Group for 2008 was $14.9 million, or 6% of net sales, as compared to $10.2 million, or 5% of net sales for 2007.

Operating loss for Corporate Activities for 2008 was $81.6 million, compared to $45.4 million for 2007.

Other expense, net

Other expense, net was $17.9 million, or 2% of net sales, and $19.8 million, or 3% of net sales, for 2008 and 2007, respectively. Other expense, net is comprised of interest expense, investment income and other income or expense items, which do not represent components of operating expense of the Company. The majority of the other expense, net was for interest expense, which was $18.1 million and $21.0 million for 2008 and 2007, respectively. The decrease in interest expense is due to the decrease in interest rates for our term loan and revolving line of credit within our Amended 2006 Credit Facility. Investment income was $1.7 million in 2008, as compared to $0.6 million in 2007. Investment income in 2008 includes a gain on sale of a marketable security. Other charges was $1.4 million in 2008, as compared to other income of $0.6 million in 2007. Other charges in 2008 includes the impairment of marketable and non-marketable securities of $2.4 million for an other-than-temporary decline in their values which was offset by income of $1.0 million primarily for foreign currency gains.

Income taxes

A provision for income taxes of $5.5 million and $25.8 million was recorded during 2008 and 2007, respectively. The tax rate during 2008 and 2007 was approximately 53% and 37%, respectively. The tax rate for 2008 increased over the tax rate for 2007 because income before taxes decrease substantially, while "normal" non deductible items remained the same and for discrete items. The discrete items that increased the effective rate were related to acquisition adjustments. The effective rate for 2009 is projected to be in an approximate range of 38% to 42%.

2007 Compared to 2006

Net sales

Net sales for 2007 were $688.8 million, an increase of 58% from $434.9 million for 2006.

Net sales of the Data Group for 2007 were $330.5 million, a 10% increase from $299.4 million for 2006. 2007 net sales of the Data Group included $9.9 million received from the final settlement in the Naviant Inc. lawsuit. Additionally, 2007 net sales of the Data Group included the results of expresscopy.com, acquired in June 2007 and SECO Financial, acquired in October 2007. The remaining increase is principally due to the growth of the segment's subscription revenues, which includes Salesgenie.com, Salesgenie.com/Lite, SalesLeadsUSA.info and Credit.net.

Net sales of the Services Group for 2007 were $136.8 million, a 13% increase from $120.9 million for 2006. The majority of the increase in the Services Group is related to the acquisitions of Digital Connexxions Corp. in October 2006 and Rubin Response Services, Inc. in November 2006, as well as growth in the Yesmail division as e-mail marketing is becoming a bigger part of corporate advertising.

Net sales of the Marketing Research Group for 2007 were $221.5 million, an increase from $14.6 million for 2006. The Marketing Research Group was established in 2006 and the net sales for 2006 reflect the revenue of Opinion Research Corporation since its acquisition date on December 4, 2006. The primary reason for the increase in net sales of the Marketing Research Group is related to the acquisitions of Guideline, Inc., NWC Research and Northwest Research Group during 2007, and reporting a full year of results for Opinion Research Corporation.

Cost of goods and services

Cost of goods and services for 2007 were $276.2 million, or 40% of net sales, compared to $116.5 million, or 27% of net sales for 2006.

Cost of goods and services of the Data Group remained relatively level as a percentage of net sales. For 2007, cost of goods and services of the Data Group were $84.2 million, or 25% of net sales, compared to $74.7 million, or 25% of net sales for 2006.

Cost of goods and services of the Services Group for 2007 were $32.8 million, or 24% of net sales, compared to $28.0 million, or 23% of net sales for 2006. The majority of the increase in the Services Group is related to an increase in costs associated with e-mail marketing due to the growth in the Yesmail division, which resulted in higher costs, while keeping the percentage of net sales relatively level.

Cost of goods and services of the Marketing Research Group for 2007 were $156.1 million, or 70% of net sales, compared to $10.7 million, or 73% of net sales for 2006. The primary reason for the increase in cost of goods and services of the Marketing Research Group is related to the acquisitions of Guideline, Inc., NWC Research and Northwest Research Group during 2007, and reporting a full year of results for Opinion Research Corporation. These costs include subcontract labor costs, direct sales and labor costs and direct programming costs associated with providing the research services performed by the Marketing Research Group.

Cost of goods and services of Corporate Activities for 2007 and 2006 were $3.1 million. These costs related to services to support the Company's network administration and help desk functions.

Selling, general and administrative expenses

Selling, general and administrative expenses for 2007 were $287.1 million, or 42% of net sales, compared to $224.9 million, or 52% of net sales for 2006.

Selling, general and administrative expenses of the Data Group for 2007 were $141.4 million, or 43% of net sales, compared to $139.1 million, or 46% of net sales for 2006. During 2007, we recorded an immaterial correction of an error to decrease the liability related to marketing expenses of $1.5 million for years 2005 and 2006 because the amounts were no longer owed. This decrease to direct mail expense was offset by an increase in advertising related to television advertisements that aired during the year, including advertisements during the U.S. Open Tennis Championship and the National Football League and college football games. The majority of the increase for 2007 is due to $4.6 million in costs associated with the television advertisements that aired during the Super Bowl in

February 2007, as well as television advertisements that aired during other sporting events, and costs related to the restructuring of *info*USA National Accounts. See Note 17 to Notes to consolidated financial statements for further detail regarding the restructuring of *info*USA National Accounts.

Selling, general and administrative expenses of the Services Group for 2007 were $61.9 million, or 45% of net sales, compared to $57.9 million, or 48% of net sales for 2006. The majority of the increase in the Services Group is related to the acquisitions of Digital Connexxions Corp. in October 2006 and Rubin Response Services, Inc. in November 2006, as well as an increase in costs associated with e-mail marketing due to the growth in the Yesmail division, which resulted in higher costs, but a lower percentage of net sales.

Selling, general and administrative expenses of the Marketing Research Group for 2007 were $44.5 million, or 20% of net sales, compared to $2.7 million, or 19% of net sales for 2006. The primary reason for the increase in selling, general and administrative expenses of the Marketing Research Group is related to the acquisitions of Guideline, Inc., NWC Research and Northwest Research Group during 2007, and reporting a full year of results for Opinion Research Corporation.

Selling, general and administrative expenses of Corporate Activities for 2007 were $39.3 million, compared to $25.2 million for 2006. This includes selling, general and administrative costs that cannot be directly attributed to the revenue producing segments. The majority of the increase is related to an increase in headcount for our corporate headquarters, accounting and finance, legal and administration groups as required to support our recent acquisitions, including our acquisition of Opinion Research Corporation in December of 2006. Additionally, we incurred an increase in professional fees and business development expenses, which included legal fees related to the Derivative Litigation. See Note 16 to Notes to consolidated financial statements for further detail regarding the Derivative Litigation.

The Company adopted SFAS 123R, *"Share-Based Payment"* ("SFAS 123R"), in January 2006, which requires measurement of compensation cost for all share-based payment awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The adoption of SFAS 123R resulted in a charge of $0.8 million for 2007, compared to $1.2 million for 2006. See Note 11 to Notes to consolidated financial statements for further detail regarding accounting for share-based payments.

Depreciation expense

Depreciation expense for 2007 totaled $21.5 million, or 3% of net sales, compared to $14.0 million, or 3% of net sales for 2006.

Depreciation expense of the Data Group for 2007 was $9.6 million, or 3% of net sales, compared to $7.1 million, or 3% of net sales for 2006. The increase in depreciation expense is attributed to facility expansions and remodeling, a full year of depreciation expense for hardware purchases associated with our disaster recovery plan, as well as depreciation expense associated with equipment purchased to support the increased demand from the Company's advertisements.

Depreciation expense of the Services Group for 2007 was $4.8 million, or 4% of net sales compared to $3.7 million, or 3% of net sales for 2006. The increase in depreciation expense for the Services Group is due to the addition of fixed assets from the acquisitions of Digital Connexxions Corp. and Rubin Response Services, Inc., as well depreciation expense for additional hardware, purchased to support our Yesmail e-mail technology platform.

Depreciation expense of the Marketing Research Group for 2007 was $4.1 million, or 2% of net sales compared to $0.3 million, or 2% of net sales for 2006. The primary reason for the increase in depreciation expense of the Marketing Research Group is related to the acquisitions of Guideline, Inc., NWC Research and Northwest Research Group during 2007, and reporting a full year of results for Opinion Research Corporation.

Depreciation expense of Corporate Activities for 2007 was $3.0 million, compared to $2.9 million for 2006. The increase in depreciation expense is attributed to a full year of depreciation expense for hardware purchases associated with our disaster recovery plan.

Amortization expense

Amortization expense for 2007 totaled $17.5 million, or 3% of net sales, compared to $14.9 million, or 3% of net sales for 2006.

Amortization expense of the Data Group for 2007 was $6.9 million, or 2% of net sales, compared to $12.4 million, or 4% of net sales for 2006. The decrease in amortization expense for the Data Group is due to certain identifiable intangible assets from the Donnelley Marketing, OneSource, Database America and ProCD acquisitions becoming fully amortized since June 2006.

Amortization expense of the Services Group for 2007 was $3.9 million, or 3% of net sales, compared to $2.1 million, or 2% of net sales for 2006. The increase in amortization expense for the Services Group is due to the addition of identifiable intangible assets from the acquisitions of Mokrynskidirect, Digital Connexxions Corp. and Rubin Response Services, Inc.

Amortization expense of the Marketing Research Group for 2007 was $6.7 million, or 3% of net sales, compared to $0.4 million, or 3% of net sales for 2006. The primary reason for the increase in net sales of the Marketing Research Group is related to the additional amortization expense for the intangible assets from the acquisitions of Opinion Research Corporation, Macro International, Guideline, Inc., NWC Research and Northwest Research Group.

Operating income

As a result of the factors previously described, the Company had operating income of $86.5 million, or 13% of net sales, during 2007, compared to operating income of $64.5 million, or 15% of net sales for 2006.

Operating income for the Data Group for 2007 was $88.4 million, or 27% of net sales, as compared to $66.0 million, or 22% of net sales for 2006. Operating income for the Data Group for 2007 included $9.2 million, which is net of related expenses, from the Naviant lawsuit settlement.

Operating income for the Services Group for 2007 was $33.4 million, or 24% of net sales, as compared to $29.2 million, or 24% of net sales for the segment, for 2006.

Operating income for the Marketing Research Group for 2007 was $10.2 million, or 5% of net sales, as compared to $0.5 million, or 3% of net sales for 2006.

Operating loss for Corporate Activities for 2007 was $45.4 million, compared to $31.1 million for 2006.

Other expense, net

Other expense, net was $19.8 million, or 3% of net sales, and $11.3 million, or 2% of net sales, for 2007 and 2006, respectively. Other expense, net is comprised of interest expense, investment income and other income or expense items, which do not represent components of operating expense of the Company. The majority of the other expense, net was for interest expense, which was $21.0 million and $11.4 million for 2007 and 2006, respectively. The increase in interest expense is due to the increase in debt in December 2006 to fund the acquisition of Opinion Research Corporation for $131.5 million, and the increase in debt in August 2007 to fund the Guideline, Inc. acquisition for which we borrowed $28.0 million.

Income taxes

A provision for income taxes of $25.8 million and $19.9 million was recorded during 2007 and 2006, respectively. The effective income tax rate for 2007 was 37%, compared to 36% for 2006.

Liquidity and Capital Resources

Overview

At December 31, 2008, the term loan of the Senior Secured Credit Facility entered into on February 14, 2006 (as amended, the "2006 Credit Facility") had a balance of $170.5 million, bearing an average interest rate of 3.46%.

The revolving line of credit had a balance of $86.5 million, bearing an interest rate of 4.81%, and $88.5 million was available under the revolving line of credit. Substantially all of the assets of the Company are pledged as security under the terms of the 2006 Credit Facility.

The 2006 Credit Facility provides for grid-based interest pricing based upon our consolidated total leverage ratio. Interest rates for use of the revolving line of credit range from base rate plus 0.25% to 1.00% for base rate loans and LIBOR plus 1.25% to 2.00% for Eurodollar rate loans. Interest rates for the term loan range from base rate plus 0.75% to 1.00% for base rate loans and LIBOR plus 1.75% to 2.00% for Eurodollar rate loans. Subject to certain limitations set forth in the credit agreement, we may designate borrowings under the 2006 Credit Facility as base rate loans or Eurodollar loans.

We are subject to certain financial covenants in the 2006 Credit Facility, including a minimum consolidated fixed charge coverage ratio, maximum consolidated total leverage ratio and minimum consolidated net worth. The fixed charge coverage ratio and leverage ratio financial covenants are based on EBITDA ("earnings before interest expense, income taxes, depreciation and amortization"), as adjusted, providing for adjustments to EBITDA for certain agreed upon items including non-operating, non-recurring gains (losses), other charges (gains), asset impairments, non-cash stock compensation expense and other items specified in the 2006 Credit Facility. See Note 9 in the Notes to Consolidated Financial Statements for further detail regarding financial statements. For the year ended December 31, 2008 our financial covenants were as follows: our consolidated fixed charge coverage ratio was 1.92, compared to a minimum required of 1.15; our consolidated total leverage ratio was 2.51, compared to a maximum allowed of 2.75; and our consolidated net worth was $248.9 million, compared to a minimum required of $216.4 million.

On May 23, 2007, the Company entered into mortgage loan transactions with Suburban Capital. As part of the transactions, the Company transferred the titles to the Company's headquarters in Ralston, Nebraska, and its data compilation facility in Papillion, Nebraska, to newly formed limited liability companies, and these properties will serve as collateral for the transactions. The Company entered into long-term lease agreements with these subsidiaries for the continued and sole use of the properties. The Company also entered into guaranty agreements wherein it guarantees the payment and performance of various obligations as defined in the agreements including, under certain circumstances, the mortgage debt. In late July 2007, the loans were sold on the secondary market as part of a collateralized mortgage-backed securitization transaction. Midland Loan Services became the loan servicer for the mortgage loans, but terms of the notes and deeds of trust were otherwise unchanged by this transaction. The loans have an effective term of ten years and were priced with a fixed coupon rate of 6.082%. Payments will be interest only for the first five years; for years six through ten, payments will be comprised of principal and interest based upon a thirty year amortization. Proceeds from this transaction were approximately $41.1 million before fees and expenses. The proceeds were used to retire the existing debt for the Papillion and Ralston facilities of approximately $12.8 million and the remaining net proceeds of $26.7 million were used to reduce amounts outstanding under the Company's revolving credit facility.

In light of the Special Litigation Committee's investigation described in Note 16 in the Notes to Consolidated Financial Statements, the Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 Form 10-K") and the Form 10-Q for the quarter ended March 31, 2008 (the "First Quarter 2008 Form 10-Q") by the SEC's filing deadline. Failure to timely file the 2007 Form 10-K and the First Quarter 2008 Form 10-Q and provide annual and quarterly financial statements to the lenders to the 2006 Credit Facility would have constituted a default under the 2006 Credit Facility. Therefore, on March 26, 2008, the Company and the lenders to the 2006 Credit Facility entered into a Third Amendment (the "Third Amendment") to the 2006 Credit Facility which, among other things: (1) extended the deadlines by which the Company was required to file the 2007 Form 10-K and the First Quarter 2008 Form 10-Q and provide certain annual and quarterly financial statements to the lenders; (2) waived any other defaults arising from these filing delays; and (3) modified the covenant related to operating leases. On June 27, 2008, the Company and the lenders to the 2006 Credit Facility entered into a Fourth Amendment (the "Fourth Amendment") to the 2006 Credit Facility (as amended by the Third Amendment and the Fourth Amendment, the "Amended 2006 Credit Facility"), which extended the deadlines for filing with the SEC the 2007 Form 10-K and the First Quarter 2008 Form 10-Q to August 15, 2008, and the Form 10-Q for the quarter ended June 30, 2008 (the "Second Quarter 2008 Form 10-Q") to August 29, 2008. As a result of the amendments, the Company was in compliance with all restrictive covenants of the 2006 Credit Facility as of December 31, 2008. The Company filed the 2007 Form 10-K and the First Quarter 2008 Form 10-Q with the SEC on August 8, 2008, the Second Quarter 2008 Form 10-Q on August 21, 2008 and timely filed its Form 10-Q for the quarter ended September 30, 2008 on November 10, 2008.

The Amended 2006 Credit Facility provides that we may pay cash dividends on our common stock or repurchase shares of our common stock provided that (1) before and after giving effect to such dividend or repurchase, no event of default exists or would exist under the credit agreement, (2) before and after giving effect to such dividend or repurchase, our consolidated total leverage ratio is not more than 2.75 to 1.00, and (3) the aggregate amount of all cash dividends and stock repurchases during any loan year does not exceed $20 million, except that there is no cap on the amount of cash dividends or stock repurchases so long as, after giving effect to the dividend or repurchase, our consolidated total leverage ratio is not more than 2.00 to 1.00.

As of December 31, 2008, the Company has incurred $26.6 million in professional fees and legal expenses related to the Special Litigation Committee's investigation related to the Derivative Litigation and the SEC's investigation. This includes $3.0 million incurred in 2007 and $23.6 million incurred in 2008. The Company expects to incur additional expenses related to SEC investigation in 2009. However, we believe these expenses will be at a lower run rate than previously incurred.

As of December 31, 2008, we had a working capital deficit of $15.3 million, which included $62.3 million of deferred revenue. We believe that our existing sources of liquidity and cash generated from operations will satisfy our projected working capital, debt repayments and other cash requirements for at least the next 12 months. Acquisitions of other technologies, products or companies, or internal product development efforts may require us to obtain additional equity or debt financing, which may not be available or may be dilutive.

Selected Consolidated Statements of Cash Flows Information

Net cash provided by operating activities during 2008 totaled $44.6 million compared to $73.7 million for 2007. The decrease in operating cash flow is mainly due to the decline in net income in 2008.

Net cash used in investing activities during 2008 totaled $44.2 million, compared to $75.0 million for 2007. The 2008 outflow was mainly attributed to our spending of $22.3 million for additions of property and equipment, which included facility expansions, remodeling and computer equipment upgrades, and $7.9 million for software and database development costs which included costs to move from a mainframe platform to a server based environment for our database. Additionally, we paid approximately $19 million for business acquisitions, which was primarily for the acquisition of Direct Media, Inc. in January 2008.

Net cash used in financing activities during 2008 totaled $4.3 million, compared to net cash provided of $7.1 million for 2007. The dividend payments, totaling $19.8 million, were paid on March 5, 2008, to shareholders of record as of the close of business on February 18, 2008. Total net proceeds received from long-term debt during 2008 were $16.6 million. The proceeds were used to fund the acquisition of Direct Media, Inc., and dividend payments to shareholders.

Selected Consolidated Balance Sheet Information

Marketable securities decreased to $1.0 million at December 31, 2008 from $2.3 million at December 31, 2007. The decrease was the result of an impairment of $2.2 million due to the decline in value of its securities that was determined to be other-than temporary.

List brokerage trade accounts receivable increased to $86.8 million at December 31, 2008 from $68.4 million at December 31, 2007. The increase is the result of the list brokerage trade accounts receivable recorded for the acquisition of Direct Media, Inc. acquired in January 2008.

Assets held for sale at December 31, 2008 was $4.0 million, compared to zero at December 31, 2007. The balance at December 31, 2008 included the following assets: three aircraft, land and a condominium. The Company in the process of selling these assets and anticipates that they will be sold within the next twelve months. See Note 7 in the Notes to Consolidated Financial Statements for further detail regarding assets held for sale.

Deferred income taxes within current assets increased to $7.9 million at December 31, 2008 from $4.0 million at December 31, 2007. The increase was due to the change in timing of deferred income tax components.

Income taxes receivable increased to $3.3 million at December 31, 2008 as compared to income taxes payable of $3.3 million at December 31, 2007. The increase was due to fluctuations in income during 2008 causing payments of estimated corporate income taxes during the year to exceed accrual balances.

Deferred marketing costs decreased to $1.0 million at December 31, 2008 from $2.2 million at December 31, 2007. The decrease was due to decline in direct mail costs in 2008.

Intangibles, net decreased to $108.2 million at December 31, 2008 from $118.2 million at December 31, 2007. The decrease was the result of $5.8 million in impairments related to the SECO Financial and expresscopy.com purchased intangibles, the infoUK database, a database for OneSource, development costs related to a Salesgenie product, and annual amortization expense, which was offset by increased intangibles as a result of the Direct Media, Inc. acquisition in 2008.

Other assets decreased to $2.5 million at December 31, 2008 from $11.4 million at December 31, 2007. The decrease was primarily the result of the sale of a fractional interest in two aircraft, and the transfer to assets held for sale of three aircraft and a condominium.

Current portion of long-term debt decreased to $2.9 million at December 31, 2008 from $4.9 million at December 31, 2007. The decrease was the result of the pay-off of several capital leases.

Accounts payable increased to $33.4 million at December 31, 2008 from $23.3 million at December 31, 2007. The increase was primarily due to the timing of accounts payable disbursements, as well as an increase in accruals for expenses related to the Derivative Litigation and the Special Litigation Committee's investigation.

List brokerage trade accounts payable increased to $79.8 million at December 31, 2008 from $63.8 million at December 31, 2007, which is related to the increase in the list brokerage trade accounts receivable, as well as the result of the list brokerage trade accounts payable recorded for the acquisition in January 2008 of Direct Media, Inc.

Accrued expenses decreased to $17.7 million at December 31, 2008 from $22.2 million at December 31, 2007. The decrease was primarily the result of a decline in accrued expenses for the Marketing Research Group for costs associated with projects.

Deferred revenue decreased to $62.3 million at December 31, 2008 from $71.9 million at December 31, 2007. This decrease was a result of a decline in both the number of new contracts and the value of existing contracts billed in advance to customers for subscriptions, License and OneSource divisions.

Our long-term debt increased to $297.7 million at December 31, 2008 from $278.3 million at December 31, 2007. The increase in long-term debt, net of current portion is primarily due to the increase in the Amended 2006 Credit Facility to fund the acquisition of Direct Media, Inc., and the dividend payment to shareholders.

Non-current deferred income tax liabilities decreased to $25.8 million at December 31, 2008 from $31.0 million at December 31, 2007, due to the change in timing of deferred income tax components. The main components of this change include a decrease in the deferred tax liabilities due to the acquisition of Direct Media, Inc. and an increase in the deferred tax assets due to the change in the bonus accrual between the two periods.

Paid-in capital increased to $147.0 million at December 31, 2008 from $137.1 at December 31, 2007. The increase is the result of the settlement payment from the former Chief Executive Officer pursuant to the Stipulation of Settlement. The corresponding receivable is recorded in the equity section as a note receivable from shareholder.

The following table summarizes our contractual obligations as of December 31, 2008 (in thousands):

	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long-term debt	$298,174	$ 1,769	$ 89,980	$166,037	$40,388
Capital lease obligations	2,469	1,125	1,321	23	—
Operating leases	60,641	16,593	23,794	15,717	4,537
Purchase obligations	30,800	17,256	10,622	2,922	—
Total cash contractual obligations	$392,084	$36,743	$125,717	$184,699	$44,925

Purchase obligations include service contracts for Internet, phone and data communication services, software and hardware maintenance services, consulting agreements, data processing services and data center hosting agreements.

The contractual obligations table above does not include any reserves for income taxes under FIN 48, as the Company is unable to reasonably estimate the ultimate timing of settlement of its reserves for income taxes. The liability for gross unrecognized tax benefits at December 31, 2008, was $1.8 million.

Other than for long-term debt arrangements, we have historically not entered into significant long-term contractual commitments, and do not anticipate doing so in the foreseeable future. We principally negotiate longer-term contracts that bear terms of one year or less, although some contracts may bear terms of up to three years.

Off-Balance Sheet Arrangements

Other than rents associated with facility leasing arrangements, we do not engage in off-balance sheet financing activities. Operating lease commitments are included in the contractual obligations table above.

Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS 157 was effective for the Company on January 1, 2008. However, in February 2008, the FASB released FASB Staff Position (FSP FAS 157-2 — Effective Date of FASB Statement No. 157), which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS 157 for our financial assets and liabilities did not have a material impact on our consolidated financial statements. We do not believe the adoption of SFAS 157 for our non-financial assets and liabilities, effective January 1, 2009, will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 was effective for the Company on January 1, 2008. The adoption of SFAS 159 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* ("SFAS 141R"), a revision to SFAS No. 141, *Business Combinations*. SFAS 141R provides revised guidance for recognition and measurement of identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of a business combination. SFAS 141R is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for the Company).

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent. Specifically, SFAS 160 requires the presentation of noncontrolling interests as equity in the consolidated statement of financial position, and separate identification and presentation in the consolidated statement of operations of net income attributable to the entity and the noncontrolling interest. It also establishes accounting and reporting standards regarding deconsolidation and changes in a parent's ownership interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (January 1, 2009 for the Company). The provisions of SFAS 160 are generally required to be applied prospectively, except for the presentation and disclosure requirements, which must be applied retrospectively. We do not believe the adoption of SFAS 160 will have a material impact on our consolidated financial statements.

Inflation

We do not believe that the rate of inflation has had a material effect on our operating results. However, inflation could adversely affect our future operating results if it were to result in a substantial weakening of the economic condition.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We have identified interest rate risk as our primary market risk exposure. We are exposed to significant future earnings and cash flow exposures from significant changes in interest rates as nearly all of our debt is at variable rates. If necessary, we could refinance our debt to fixed rates or utilize interest rate protection agreements to manage interest rate risk. For example, each 100 basis point increase (decrease) in the interest rate would cause an annual increase (decrease) in interest expense of approximately $2.6 million. At December 31, 2008, the fair value of our long-term debt is based on quoted market prices at the reporting date or is estimated by discounting the future cash flows of each instrument at market Treasury rates for similar debt instruments of comparable maturities. At December 31, 2008, we had long-term debt with a carrying value of $300.6 million and estimated fair value of $309.2 million.

Item 8. ***Financial Statements and Supplementary Data***

The information required by this item (other than selected quarterly financial data which is set forth below) is incorporated by reference to the consolidated financial statements included elsewhere in this Annual Report.

The following table sets forth selected financial information for each of the eight quarters in the two-year period ended December 31, 2008. This unaudited information has been prepared by us on the same basis as the consolidated financial statements and includes all normal recurring adjustments necessary to present fairly this information when read in conjunction with the our audited consolidated financial statements and the notes thereto. Our quarterly net sales and operating results may vary in the future. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may cause our net sales and operating results to vary or fluctuate include those discussed in Item I, Part 1A "Risk Factors" section of this Annual Report.

	2008 Quarter Ended				2007 Quarter Ended			
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
	(In thousands, except per share amounts)							
Statement of Operations Data:								
Net sales	$191,109	$187,226	$181,879	$178,056	$157,882	$160,075	$184,972	$185,844
Costs and expenses:								
Cost of goods and services	78,637	80,911	76,638	75,467	62,328	64,852	71,553	77,432
Selling, general and administrative(1)	87,704	85,149	103,947	79,720	71,716	70,152	71,580	73,636
Depreciation	5,947	5,961	6,059	6,422	4,803	5,114	5,696	5,889
Amortization of intangible assets	4,369	4,471	4,367	4,317	4,323	4,074	4,957	4,141
Operating income (loss)	14,452	10,734	(9,132)	12,130	14,712	15,883	31,186	24,746
Other expense, net	(3,807)	(3,737)	(3,610)	(6,763)	(4,681)	(5,559)	(4,447)	(5,092)
Income (loss) before income taxes	10,645	6,997	(12,742)	5,367	10,031	10,324	26,739	19,654
Income tax expense	4,044	2,660	(4,171)	2,923	3,701	3,977	9,708	8,420
Net income (loss)	$ 6,601	$ 4,337	$ (8,571)	$ 2,444	$ 6,330	$ 6,347	$ 17,031	$ 11,234
Basic earnings (loss) per share	$ 0.12	$ 0.08	$ (0.15)	$ 0.04	$ 0.11	$ 0.11	$ 0.31	$ 0.20
Diluted earnings (loss) per share	$ 0.12	$ 0.08	$ (0.15)	$ 0.04	$ 0.11	$ 0.11	$ 0.30	$ 0.20
Weighted average shares outstanding — basic	56,563	56,798	57,054	57,295	55,521	55,674	55,837	56,620
Weighted average shares outstanding — diluted	56,576	56,799	57.054	57,349	55,819	55,889	56,017	56,670

	2008 Quarter Ended				2007 Quarter Ended			
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Statement of Operations Data:								
As a Percentage of Net Sales:								
Net sales	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:								
Cost of goods and services	41	43	42	42	39	41	39	42
Selling, general and administrative(1)	46	46	58	45	46	43	38	40
Depreciation	3	3	3	4	3	3	3	3
Amortization of intangible assets	2	2	2	2	3	3	3	2
Total costs and expenses	92	94	105	93	91	90	83	87
Operating income	8	6	(5)	7	9	10	17	13
Other expense, net	(2)	(3)	(2)	(4)	(3)	(4)	(3)	(3)
Income before income taxes	5	3	(7)	3	6	6	14	10
Income taxes	2	1	(2)	2	2	2	5	4
Net income	3%	2%	(5)%	1%	4%	4%	9%	6%

(1) During the third and fourth quarters of 2007, the Company recorded immaterial adjustments to correct errors related to marketing expenses, which are reported in selling, general and administrative expenses. The adjustment booked in the third quarter of 2007 was a reduction to expense of $1.5 million, which related to $0.3 million in 2005 and $1.2 million in 2006. The adjustment booked in the fourth quarter of 2007 was a reduction to expense of $2.0 million, which related to $0.7 million, $0.7 million and $0.6 million in the first, second and third quarter of 2007, respectively. During the fourth quarter of 2007, the Company also recorded an immaterial adjustment to reduce expense by $0.5 million to correct errors related to the restructuring costs of *info*USA National Accounts, which related to $0.1 million, and $0.4 million in the second and third quarter of 2007, respectively. If these adjustments would have been booked in the correct periods the impact to basic earnings per share would have been $0.01, $0.01, $0.00, and $(0.02) for the first, second, third and fourth quarters of 2007, respectively. The impact to basic earnings per share would have been $0.02, $0.01 and $(0.02) for 2005, 2006, and 2007, respectively.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

A. MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of *info*GROUP is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by rules of the SEC, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, should accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements would not be prevented or detected on a timely basis.

In connection with the preparation of the Company's annual consolidated financial statements, management undertook an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Management's evaluation included the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. As a result of this evaluation, management identified the following material weakness in the Company's internal control over financial reporting as of December 31, 2008:

> The Company did not maintain a sufficient complement of personnel with the appropriate level of accounting knowledge, experience, and training in the application of U.S. generally accepted accounting principles ("U.S. GAAP") to analyze, review, and monitor accounting for transactions that are non-routine. In addition, the Company did not prepare adequate contemporaneous documentation that would provide a sufficient basis for an effective evaluation and review of the accounting for non-routine transactions. This deficiency resulted in errors in the preliminary December 31, 2008 consolidated financial statements and a reasonable possibility

that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected.

Because of the material weakness in internal control over financial reporting described above, management, with the participation of *info*GROUP's Chief Executive Officer and Executive Vice President and Chief Financial Officer, has concluded that, as of December 31, 2008, the Company did not maintain effective internal control over financial reporting.

KPMG LLP, our independent registered public accounting firm that audited the financial statements included in our annual report on Form 10-K, has issued an Audit Report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.

B. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company is responsible for maintaining disclosure controls and other procedures that are designed so that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and communicated to management, including the Chief Executive Officer and the Executive Vice President and Chief Financial Officer, to allow timely decisions regarding required disclosure within the time periods specified in the SEC's rules and forms.

In connection with the preparation of this Form 10-K, management performed an evaluation of the Company's disclosure controls and procedures. The evaluation was performed, under the supervision of and with the participation of the Chief Executive Officer and the Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), as of December 31, 2008. Based on that evaluation and the material weakness described above, the Company's Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2008.

In the fourth quarter of 2008, the Company implemented the remedial measures described under "Changes in Internal Control Over Financial Reporting" below. There were no other changes in the Company's internal control over financial reporting during the quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

C. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Remediation Steps to Address Material Weakness in Internal Control over Financial Reporting as of December 31, 2008

Our management continues to engage in substantial efforts to remediate the material weakness noted above. The following remedial actions are intended both to address the identified material weakness and to enhance our overall internal control over financial reporting.

The following remedial actions have been implemented through December 31, 2008:

- On December 5, 2008, the Company appointed a new Executive Vice President and Chief Financial Officer.
- On December 12, 2008, the Company hired a new Director of GAAP Analysis to assist with accounting for non-routine transactions.

During 2009 the following reporting changes will be made to adequately allocate responsibilities among the accounting and finance functions to ensure that all functions are staffed with the sufficient level of depth and expertise:

- The SEC external reporting position will report directly to the Executive Vice President and Chief Financial Officer.
- The Director of Financial Reporting will report directly to the Corporate Controller.
- All Group Controllers will report directly to the Corporate Controller.

During 2009 we will continue our on-going review of the accounting and finance functions. We believe that these steps in addition to strengthening and increasing our GAAP expertise will address the material weakness in internal control over financial reporting as of December 31, 2008.

Material Weaknesses in Internal Control over Financial Reporting as of December 31, 2007

Effective December 24, 2007, the Board of Directors of the Company formed the Special Litigation Committee in response to the consolidated complaint in *In re infoUSA, Inc. Shareholders Litigation,* Consol. Civil Action No. 1956-CC (Del. Ch.) (the "Derivative Litigation"), and in response to an investigation of the Company by the SEC and the related SEC request for the voluntary production of documents concerning related party transactions, expense reimbursement, other corporate expenditures and certain trading in the Company's securities.

In connection with the conclusion of an internal investigation by the Special Litigation Committee and the settlement of Derivative Litigation, the Company has taken steps to improve its corporate governance and to remedy the material weaknesses as described under Item 9A(C) "Controls and Procedures" in the Company's amended Annual Report on Form 10-K/A for the year ended December 31, 2007 (the "2007 Form 10-K/A"). This remedial framework is described in detail in the 2007 Form 10-K/A, which was filed on March 16, 2009.

In connection with management's evaluation of the Company's internal control over financial reporting, management identified the following material weaknesses in the Company's internal control over financial reporting as of December 31, 2007:

- The Board of Directors and Management did not maintain an effective control environment as a result of ineffective oversight of internal control over financial reporting.
- The Company did not maintain adequate policies and procedures to ensure that disbursements of the Company were made in accordance with authorizations of management and the directors of the Company. Contributing to this material weakness was inadequate segregation of duties and ineffective policies and procedures to ensure that the processing of payments requires appropriate supporting documentation and authorization. The nature of transactions subject to this material weakness included expense reimbursements, corporate expenditures, personal utilization of Company assets by the Chief Executive Officer, issuance of stock options, and payments to related parties.
- The Company did not maintain effective procedures to monitor its disbursement-related controls and whether such controls remain adequately designed, specifically procedures to ensure that the Board of Directors is provided sufficient information to enable it to appropriately monitor the activities of senior management, including the Chief Executive Officer.

Because of the material weaknesses in internal control over financial reporting described above, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2007 based on *Internal Control — Integrated Framework* published by COSO. During the third and fourth quarter of 2008, the Company implemented the remedial measures described below, which remedied the material weaknesses in internal control over financial reporting identified as of December 31, 2007.

Remediation Steps to Address Material Weaknesses in Internal Control over Financial Reporting as of December 31, 2007

The Company, with oversight from the Special Litigation Committee and the Audit Committee and Compensation Committee of the Company's Board of Directors, has dedicated significant resources, including the use of outside legal counsel, to support the Company's efforts to improve the control environment and to remedy the identified material weaknesses.

The full implementation of the remedial measures set forth herein took significant effort, due to the complexity and extensive nature of some of the remediation required, a need to coordinate remedial efforts within the organization, and the Special Litigation Committee mandate that such remedial measures be reviewed and approved by the independent members of the Board of Directors.

Of the various remedial actions adopted by the Special Litigation Committee, the following were intended to remedy the identified material weaknesses in internal controls and to improve the control environment. The Company implemented all of these remedial actions during the third and fourth quarters of 2008.

Executive Vice President for Business Conduct and General Counsel. The Special Litigation Committee approved the creation of a new position of Executive Vice President for Business Conduct and General Counsel that will report directly to the Chairman of the Board under terms and conditions of employment determined exclusively by the independent directors of the Board. This individual, retained by the independent members of the Board, will, among other things:

- supervise all legal and compliance functions and have responsibility for coordinating with internal auditors regarding the review of related party transactions;
- develop and administer business conduct and ethics policies for the Company (relating to insider trading, conflicts of interest, related party transactions and other matters) and monitor compliance with such policies;
- approve certain expense reimbursement requests at or above specified dollar amounts, as determined by the independent directors to the Board; and
- serve on the Company's Disclosure Committee.

On July 16, 2008, John H. Longwell, the Company's General Counsel and Secretary, was appointed to serve as the acting EVP for Business Conduct and General Counsel. The Company appointed Thomas McCusker, former general counsel of Mutual of Omaha Insurance Company, to serve as EVP for Business Conduct and General Counsel on a permanent basis beginning in December 2008.

Audit Committee Concurrence Required for Hiring and Replacement of the Chief Financial Officer. The Audit Committee, in consultation with the Chief Executive Officer, identified and hired Thomas Oberdorf as our new Executive Vice President and Chief Financial Officer. The termination or replacement of the new Executive Vice President and Chief Financial Officer (or any successor) will require the concurrence of the Audit Committee.

New Delegation of Authority Protocol. The independent directors of the Board developed and approved a new delegation of authority protocol to specify the size of transactions each officer is permitted to enter into on behalf of the Company. The protocol requires the sale of the Company yacht and prohibits the future ownership or leasing of yachts. Pursuant to the protocol, the following will require prior approval by the EVP for Business Conduct and General Counsel: consulting agreements in excess of specified dollar amounts as determined by the independent directors of the Board; charitable contributions in excess of a specified per-gift or aggregate annual amount; the purchase or lease of motor vehicles (not including conventional car rentals); mortgage or rental payments on offices, homes, apartments or any other real property not used exclusively for business purposes; and club membership fees. The EVP for Business Conduct and General Counsel will also report to the Audit Committee on the above transactions. The delegation of authority protocol is available on our webpage "Corporate Governance" through www.infogroup.com.

Policy on Company Reimbursement of Expenses. All company reimbursements for expenses are subject to uniform, company-wide policies and procedures.

New Business Expense Policy. The independent directors of the Board, in the Delegation of Authority, mandated a business expense policy applicable to all employees of the Company. Under the mandate, any such policy shall prohibit the reimbursement of any expense that is not authorized under the Company's business expense policy. The mandate also requires that the policy prohibits the use of Company resources for personal expenses and requires restitution of any expenditure later deemed personal. Copies of the Delegation of Authority are available on our webpage "Corporate Governance" through www.*info*.GROUP.com.

New Policies Regarding Perquisites. The independent directors of the Board approved and implemented policies governing all employees regarding perquisites. Such policies prohibit home office allowances.

New Related Party Transactions. The independent directors of the Board approved and implemented a new related party transaction policy. Among other measures, the new policy:

(i) requires pre-approval by the disinterested members of the Audit Committee (or, if necessary to reach a decision, the disinterested, independent directors of the Board) for all transactions with amounts in excess of $120,000 involving the Company and a director or executive officer (or family member of such person), a stockholder owning more than 5% of any class of Company voting securities or an entity in which a related party is an executive officer or in which a related party owns beneficially more than 10% of the outstanding voting securities;

(ii) eliminated the exception in the prior policy permitting management to enter into related party transactions when "circumstances require," subject to later ratification;

(iii) requires the Audit Committee to make a finding, as a condition to its pre-approval of a covered related party transaction, that the transaction has a legitimate business purpose;

(iv) requires the Audit Committee to make a finding, as a condition to its pre-approval of a covered related party transaction (other than a charitable contribution), that either the terms of the transaction were determined through a competitive bidding process or that the terms are no less favorable than those generally available to unaffiliated third parties under the same or similar circumstances;

(v) requires the Audit Committee to pre-approve any related party transaction that would result in the aggregate amount of transactions for that related party exceeding $120,000 in a fiscal year and for all additional related party transactions for the remainder of the fiscal year and to condition such pre-approval on a finding by the Audit Committee that the transaction has a legitimate business purpose and that either the terms of the transaction were determined through a competitive bidding process or that the terms are no less favorable than those generally available to unaffiliated third parties under the same or similar circumstances;

(vi) requires pre-approval of any proposed related party transaction by the EVP for Business Conduct and General Counsel (or, in appropriate circumstances, his delegee) in circumstances where no pre-approvals or findings of the Audit Committee are required; and

(vii) requires implementation of procedures for monitoring the interests of related parties that are subject to transactions with the Company on a regular basis (for example, through the use of director and officer questionnaires), including requiring all officers and directors of the Company to provide the Company with a complete list of any affiliated entities that have a relationship with the Company and the nature of such relationship.

A copy of the related party transactions policy is available on our webpage "Corporate Governance" through www.*info*GROUP.com.

Family Members. The family members of the Chief Executive Officer or any director of the Company are prohibited by the new related party policy from serving as a director, officer or employee of, or a consultant to, the Company. Pre-approval by the EVP for Business Conduct and General Counsel, the Audit Committee or the Board, as appropriate, will be required before a family member of an officer of the Company (who is not a director of the Company or the Chief Executive Officer of the Company) may serve as director, officer or employee of, or as a consultant to, the Company. Any such approval will be reported to the Audit Committee.

New Training Program. The Board has directed the EVP for Business Conduct and General Counsel to implement a mandatory director and executive officer training program addressing fiduciary duties. The EVP for Business Conduct and General Counsel is in the process of implementing such a program, which will include an orientation program for new directors, internal corporate governance tutorials conducted by outside experts approved by the Special Litigation Committee and continuing corporate governance education for directors and officers.

Employment Agreements. Following the entry of judgment in connection with the Derivative Litigation, the Compensation Committee of the Board negotiated and approved employment agreements with some executive officers of the Company, including compensation terms commensurate with those of executive officers of similarly situated companies. The Compensation Committee of the Board retained an independent compensation consultant to provide advice with respect to executive officer and director compensation.

Independent Director Approval of Equity Grants. All future equity grants will be approved by a majority vote of the disinterested independent directors of the Board. Further, the Company's 2007 Omnibus Incentive Plan was amended to clarify the number of shares available to be granted pursuant to the plan, and the amendment of the plan was ratified by stockholder vote at the 2008 annual meeting of stockholders.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
*info*GROUP Inc.:

We have audited *info*GROUP Inc. and subsidiaries' (formerly *info*USA Inc.) (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting (Item 9A(A)). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the application and review of the accounting for non-routine transactions has been identified and is included in Management's Report on Internal Control over Financial Reporting (Item 9A(A)).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income, cash flows, and consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2008. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated March 16, 2009, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management's statements referring to corrective or remedial actions taken after December 31, 2008, relative to the aforementioned material weakness in internal control over financial reporting.

/s/ KPMG LLP

Omaha, Nebraska
March 16, 2009

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The required information regarding our Directors is incorporated by reference to the information under the caption "Nominees for Election at the Annual Meeting" and "Incumbent Directors whose Terms of Office Continue After the Annual Meeting" in our definitive proxy statement for the 2009 Annual Meeting of Stockholders.

The required information regarding our executive officers is contained in Part I of this Form 10-K.

The required information regarding corporate governance is incorporated by reference to the information under the caption "Board Meetings and Committees" in our definitive proxy statement for the 2009 Annual Meeting of Stockholders.

The required information regarding compliance with Section 16(a) of the Exchange Act is incorporated by reference to the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for the 2009 Annual Meeting of Stockholders.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is posted on our website at www.*info*GROUP.com under the caption Corporate Governance. If we (i) amend this Code with other than technical, administrative, or other non-substantive amendments, or (ii) grant any waivers of this Code, including implicit waivers, from a provision of this Code to any executive officers of *info*GROUP, we will disclose the nature of the amendment or waiver, its effective date, and to whom it applies on our website at www.*info*GROUP.com under the caption Corporate Governance.

Item 11. ***Executive Compensation***

Incorporated by reference to the information under the captions "Board Compensation," "Executive Compensation," and "Certain Transactions" in our definitive proxy statement for the 2009 Annual Meeting of Stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Incorporated by reference to the information under the caption "Security Ownership" and "Equity Compensation Plan Table" in our definitive proxy statement for the 2009 Annual Meeting of Stockholders.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Incorporated by reference to the information under the captions "Certain Transactions" in our definitive proxy statement for the 2009 Annual Meeting of Stockholders.

The required information regarding corporate governance is incorporated by reference to the information under the caption "Board Meetings and Committees" in our definitive proxy statement for the 2009 Annual Meeting of Stockholders.

Item 14. ***Principal Accountant Fees and Services***

Incorporated by reference to the information under the caption "Auditors' Fees" in our definitive proxy statement for the 2009 Annual Meeting of Stockholders.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as a part of this report:

1. *Financial Statements.* The following Consolidated Financial Statements of infoGROUP Inc. and subsidiaries and Report of Independent Registered Public Accounting Firm are included elsewhere in this Form 10-K:

2. *Financial Statement Schedule.* The following consolidated financial statement schedule of *info*GROUP Inc. and subsidiaries for the years ended December 31, 2008, 2007 and 2006 is filed as part of this report and should be read in conjunction with the Consolidated Financial Statements.

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

3. *Exhibits.* The following Exhibits are filed as part of, or incorporated by reference into, this report:

Exhibit No.	Description
2.1	— Agreement and Plan of Merger, dated as June 28, 2007, by and among infoUSA Inc., Knickerbocker Acquisition Corp. and Guideline, Inc., incorporated herein by reference to Exhibit 2.1 filed with our Current Report on Form 8-K, filed July 5, 2007
3.1	— Certificate of Incorporation, as amended through October 22, 1999, incorporated herein by reference to exhibits filed with our Registration Statement on Form 8-A, as amended, filed March 20, 2000
3.2	— Amended and Restated Certificate of Designation of Participating Preferred Stock, filed in Delaware on October 22, 1999, incorporated herein by reference to exhibits filed with our Registration Statement on Form 8-A, as amended, filed March 20, 2000
3.3	— Certificate of Ownership and Merger effecting the name change to infoGROUP Inc., incorporated herein by reference to Exhibit 3.1 filed with our Current Report on Form 8-K, filed June 4, 2008
3.4	— Amended and Restated Bylaws incorporated by reference to Exhibit 3.4 filed with our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed August 8, 2008
4.1	— Preferred Share Rights Agreement, incorporated herein by reference to our Registration Statement on Form 8-A, as amended, filed March 20, 2000
4.2	— Specimen of common stock Certificate, incorporated herein by reference to the exhibits filed with our Registration Statement on Form 8-A, as amended, filed March 20, 2000
10.1	— Second Amended and Restated Credit Agreement among infoUSA Inc., various Lenders named therein, LaSalle Bank National Association and Citibank F.S.B., as syndication agents, Bank of America, N.A., as documentation agent, and Wells Fargo Bank, National Association, as administrative agent for the Lenders, dated as of February 14, 2006, incorporated herein by reference to the exhibits filed with our Current Report on Form 8-K, filed February 21, 2006

Exhibit No.	Description
10.2	— Amended and Restated Security Agreement by and among infoUSA, Inc. and Affiliates and Wells Fargo Bank, National Association, as Collateral Agent, dated as of February 14, 2006, incorporated herein by reference to the exhibits filed with our Current Report on Form 8-K, filed February 21, 2006
10.3	— Amended and Restated Pledge Agreement by and among infoUSA, Inc. and Affiliates and Wells Fargo Bank, National Association, as Administrative Agent, dated as of February 14, 2006, incorporated herein by reference to the exhibits filed with our Current Report on Form 8-K, filed February 21, 2006
10.4	— Amended and Restated Subsidiaries Guaranty by subsidiaries of infoUSA, Inc. named therein, dated as of February 14, 2006, incorporated herein by reference to the exhibits filed with our Current Report on Form 8-K, filed February 21, 2006
10.5	— Form of Indemnification Agreement with Officers and Directors is incorporated herein by reference to exhibits filed with our Registration Statement on Form S-1(File No. 33-51352), filed August 28, 1992
10.6	— 1992 Stock Option Plan as amended is incorporated herein by reference to exhibits filed with our Registration Statement on Form S-8 (File No. 333-37865), filed October 14, 1997
10.7	— 1997 Stock Option Plan as amended is incorporated herein by reference to exhibits filed with our Registration Statement on Form S-8 (File No. 333-82933), filed July 15,1999
10.8	— Severance Agreement dated February 13, 2006, between infoUSA Inc. and Edward Mallin, incorporated herein by reference to Exhibit 10.1 filed with our Current Report on Form 8-K, filed February 17, 2006
10.9	— Severance Agreement dated February 13, 2006, between infoUSA Inc. and Fred Vakili, incorporated herein by reference to Exhibit 10.3 filed with our Current Report on Form 8-K, filed February 17, 2006
10.10	— Severance Agreement dated February 13, 2006, between infoUSA Inc. and Stormy L. Dean, incorporated herein by reference to Exhibit 10.4 filed with our Current Report on Form 8-K, filed February 17, 2006
10.11	— Standstill Agreement dated July 21, 2006 between Vinod Gupta and infoUSA Inc, incorporated herein by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K, filed July 25, 2006
10.12	— First Amendment to Second Amended and Restated Credit Agreement, dated as of March 16, 2007, by and among infoUSA Inc., the financial institutions a party thereto in the capacity of a Lender, LaSalle Bank National Association and Citibank, N.A. (f/k/a Citibank, F.S.B.), as syndication agents, Bank of America, N.A., as documentation agent, and Wells Fargo Bank, National Association, as sole lead arranger, sole book runner and administrative agent, incorporated herein by reference to Exhibit 4.1 filed with our Current Report on Form 8-K, filed March 21, 2007
10.13	— Second Amendment to Second Amended and Restated Credit Agreement, dated as of May 16, 2007, by and among infoUSA Inc., the financial institutions a party thereto in the capacity of a Lender, LaSalle Bank National Association and Citibank, N.A. (f/k/a Citibank, F.S.B.), as syndication agents, Bank of America, N.A., as documentation agent, and Wells Fargo Bank, National Association, as sole lead arranger, sole book runner and administrative agent, incorporated herein by reference to Exhibit 10.1 filed with our Current Report on Form 8-K, filed May 30, 2007
10.14	— Deed of Trust and Security Agreement, dated as of May 23, 2007, by Ralston Building LLC to Commonwealth Land Title Insurance Company, as trustee, for the benefit of Suburban Capital Markets, Inc., incorporated herein by reference to Exhibit 10.2 filed with our Current Report on Form 8-K, filed May 30, 2007
10.15	— Deed of Trust and Security Agreement, dated as of May 23, 2007, by Papillion Building LLC to Commonwealth Land Title Insurance Company, as trustee, for the benefit of Suburban Capital Markets, Inc., incorporated herein by reference to Exhibit 10.3 filed with our Current Report on Form 8-K, filed May 30, 2007
10.16	— Fixed Rate Note of Ralston Building LLC to the order of Suburban Capital Markets, Inc., dated May 23, 2007, incorporated herein by reference to Exhibit 10.4 filed with our Current Report on Form 8-K, filed May 30, 2007
10.17	— Fixed Rate Note of Papillion Building LLC to the order of Suburban Capital Markets, Inc., dated May 23, 2007, incorporated herein by reference to Exhibit 10.5 filed with our Current Report on Form 8-K, filed May 30, 2007

Exhibit No.	Description
10.18	— Guaranty, dated May 23, 2007, by infoUSA Inc. for the benefit of Suburban Capital Markets, Inc., with respect to Ralston Building LLC, incorporated herein by reference to Exhibit 10.6 filed with our Current Report on Form 8-K, filed May 30, 2007
10.19	— Guaranty, dated May 23, 2007, by infoUSA Inc. for the benefit of Suburban Capital Markets, Inc., with respect to Papillion Building LLC, incorporated herein by reference to Exhibit 10.7 filed with our Current Report on Form 8-K, filed May 30, 2007
10.20	— Net Lease, dated May 23, 2007, by and between Ralston Building LLC, as lessor, and infoUSA Inc., as lessee, incorporated herein by reference to Exhibit 10.8 filed with our Current Report on Form 8-K, filed May 30, 2007
10.21	— Net Lease, dated May 23, 2007, by and between Papillion Building LLC, as lessor, and infoUSA Inc., as lessee, incorporated herein by reference to Exhibit 10.9 filed with our Current Report on Form 8-K, filed May 30, 2007
10.22	— Agreement, dated July 20, 2007, between Vinod Gupta and infoUSA Inc., incorporated herein by reference to Exhibit 10.2 filed with our Current Report on Form 8-K, filed July 26, 2007
10.23	— Separation and Consulting Agreement, dated October 12, 2007, between infoUSA Inc. and Monica Messer, incorporated herein by reference to Exhibit 10.1 filed with our Current Report on Form 8-K, filed October 17, 2007
10.24	— Third Amendment to the Second Amended and Restated Credit Agreement and Waiver of Default, dated March 26, 2008, among infoUSA Inc., the financial institutions a party thereto in the capacity of a Lender, LaSalle Bank National Association and Citibank, N.A., as syndication agents, Bank of America, N.A., as documentation agent, and Wells Fargo Bank, National Association, as sole lead arranger, sole book runner and administrative agent, incorporated herein by reference to Exhibit 10.1 filed with our Current Report on Form 8-K, filed March 28, 2008
10.25	— Fourth Amendment to the Second Amended and Restated Credit Agreement and Waiver of Default, dated June 27, 2008, among infoGROUP Inc., the financial institutions a party thereto in the capacity of a Lender, LaSalle Bank National Association and Citibank, N.A., as syndication agents, Bank of America, N.A., as documentation agent, and Wells Fargo Bank, National Association, as sole lead arranger, sole book runner and administrative agent, incorporated herein by reference to Exhibit 10.1 filed with our Current Report on Form 8-K, filed July 3, 2008
10.26	— Agreement, dated July 18, 2008, between Vinod Gupta and infoGROUP Inc., incorporated herein by reference to Exhibit 10.3 filed with our Current Report on Form 8-K, filed July 23, 2008
10.27	— Employment Agreement between infoGROUP Inc. and Thomas J. McCusker, dated December 23, 2008 incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K (Film No. 081278413), filed December 31, 2008
10.28	— Employment Agreement between infoGROUP Inc. and Thomas Oberdorf, dated December 23, 2008 incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K/A, filed December 31, 2008
10.29	— Employment Agreement between infoGROUP Inc. and Bill L. Fairfield, dated December 23, 2008 incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K (Film No. 081278384), filed December 31, 2008
10.30	— Form of Restricted Stock Unit Agreement incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K, filed December 23, 2008
10.31	— infoGROUP Inc. Amended and Restated 2007 Omnibus Incentive Plan, incorporated herein by reference to Exhibit 10.5 filed with our Quarterly Report on Form 10-Q filed November 10, 2008
10.32	— Agreement, dated July 18, 2008, between Vinod Gupta and the Company, incorporated hereby by reference to Exhibit 10.3 filed with our Current Report on Form 8-K filed on July 23, 2008
10.33	— Voting Agreement, dated August 20, 2008, by and among the Company, the Special Litigation Committee and Vinod Gupta, incorporated herein by reference to Exhibit 10.2 filed with our Current Report on Form 8-K/A, filed August 22, 2008

Exhibit No.	Description
10.34	— Separation Agreement and General Release dated August 20, 2008, between Vinod Gupta and the Company, incorporated herein by reference to Exhibit 10.6 filed with our Current Report on Form 8-K/A, filed August 22, 2008
10.35	— Stipulation of Settlement, dated as of August 20, 2008 by and among the Company, the Special Litigation Committee, the plaintiffs to the Derivative Litigation and the defendants to the Derivative Litigation, incorporated herein by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K/A, filed August 22, 2008
*21.1	— Subsidiaries and Jurisdiction of Establishment, filed herewith
*23.1	— Consent of Independent Registered Public Accounting Firm, filed herewith
*31.1	— Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*31.2	— Certification of Executive Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*32.1	— Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*32.2	— Certification of Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

*info*GROUP Inc.

By: /s/ THOMAS OBERDORF

Thomas Oberdorf

Executive Vice President and Chief Financial Officer

Dated: March 16, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BERNARD W. REZNICEK Bernard W. Reznicek	Chairman of the Board	March 16, 2009
/s/ BILL L. FAIRFIELD Bill L. Fairfield	Chief Executive Officer (principal executive officer)	March 16, 2009
/s/ THOMAS OBERDORF Thomas Oberdorf	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	March 16, 2009
/s/ VINOD GUPTA Vinod Gupta	Director	March 16, 2009
/s/ ELLIOT S. KAPLAN Elliot S. Kaplan	Director	March 16, 2009
/s/ GEORGE KRAUSS George Krauss	Director	March 16, 2009
/s/ GARY MORIN Gary Morin	Director	March 16, 2009
/s/ ROGER SIBONI Roger Siboni	Director	March 16, 2009
/s/ JOHN N. STAPLES III John N. Staples III	Director	March 16, 2009
/s/ THOMAS L. THOMAS Thomas L. Thomas	Director	March 16, 2009
/s/ CLIFTON T. WEATHERFORD Clifton T. Weatherford	Director	March 16, 2009

*info*GROUP INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
*info*GROUP Inc.:

We have audited the accompanying consolidated balance sheets of *info*GROUP Inc. and subsidiaries (formerly *info*USA Inc.) (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited the related consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2008, listed in Item 15(a)(2) of this annual report on Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *info*GROUP Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 21 to the consolidated financial statements, the Company changed its method of quantifying errors in 2006. In addition, as discussed in note 18, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," in 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of *info*GROUP Inc. and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2009 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Omaha, Nebraska
March 16, 2009

*info*GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,818	$ 9,924
Marketable securities	992	2,285
Trade accounts receivable, net of allowances of $2,214 and $2,397, respectively	74,569	78,573
List brokerage trade accounts receivable, net of allowances of $494 and $70, respectively	86,841	68,369
Unbilled services	27,471	25,114
Prepaid expenses	10,155	9,425
Assets held for sale	3,960	—
Deferred income taxes	7,894	4,041
Income taxes receivable	3,337	—
Deferred marketing costs	1,004	2,234
Total current assets	221,041	199,965
Property and equipment, net	65,108	67,950
Goodwill	418,476	415,075
Intangible assets, net	108,153	118,205
Other assets	2,505	11,446
	$815,283	$812,641
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 2,899	$ 4,944
Accounts payable	33,426	23,312
List brokerage trade accounts payable	79,827	63,807
Accrued payroll expenses	40,049	39,507
Accrued expenses	17,740	22,158
Income taxes payable	—	3,288
Deferred revenue	62,349	71,922
Total current liabilities	236,290	228,938
Long-term debt, net of current portion	297,745	278,283
Deferred income taxes	25,769	31,046
Other liabilities	6,606	5,848
Stockholders' equity:		
Common stock, $.0025 par value. Authorized 295,000,000 shares; 57,019,030 shares issued and outstanding at December 31, 2008 and 56,505,668 shares issued and outstanding at December 31, 2007	142	141
Paid-in capital	147,029	137,106
Retained earnings	114,926	129,908
Note receivable — shareholder	(9,000)	—
Accumulated other comprehensive income (loss)	(4,224)	1,371
Total stockholders' equity	248,873	268,526
	$815,283	$812,641

See accompanying notes to consolidated financial statements.

*info*GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
	(In thousands, except per share amounts)		
Net sales	$738,270	$688,773	$434,876
Costs and expenses:			
Cost of goods and services	311,653	276,165	116,485
Selling, general and administrative	356,520	287,084	224,918
Depreciation and amortization of operating assets	24,389	21,502	14,020
Amortization of intangible assets	17,524	17,495	14,909
Total operating costs and expenses	710,086	602,246	370,332
Operating income	28,184	86,527	64,544
Other expense, net:			
Investment income (expense)	1,660	617	(7)
Interest expense	(18,143)	(20,995)	(11,410)
Other income (charges)	(1,434)	599	112
Other expense, net	(17,917)	(19,779)	(11,305)
Income before income taxes	10,267	66,748	53,239
Income tax expense	5,456	25,806	19,939
Net income	$ 4,811	$ 40,942	$ 33,300
Basic earnings per share:			
Basic earnings per share	$ 0.08	$ 0.73	$ 0.61
Weighted average shares outstanding	56,760	55,809	54,974
Diluted earnings per share:			
Diluted earnings per share	$ 0.08	$ 0.73	$ 0.60
Weighted average shares outstanding	56,774	55,976	55,340

See accompanying notes to consolidated financial statements.

*info*GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the years ended December 31, 2008, 2007, and 2006

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Notes Receivable from Shareholder / Officers	Accumulated Other Comprehensive Income (Loss)	Total Stock-holders' Equity
	(In thousands, except per share amounts)						
Balances, December 31, 2005	$135	$110,420	$ 90,631	$ (1,297)	$ (339)	$(1,683)	$197,867
Cumulative effect of adjustment resulting from adoption of SAB No. 108	—	—	(3,154)	—	—	—	(3,154)
Comprehensive income:							
Net income	—	—	33,300	—	—	—	33,300
Foreign currency translation adjustment, net of tax	—	—	—	—	—	(196)	(196)
Accumulated benefit obligation, net of tax	—	—	—	—	—	124	124
Change in unrealized gain (loss) on marketable securities, net of tax	—	—	—	—	—	441	441
Total comprehensive income							33,669
Issuance of 1,484,817 shares of common stock in connection with stock option exercises	3	12,217	—	—	—	—	12,220
Interest on notes receivable	—	—	—	—	(11)	—	(11)
Repayments on notes receivable	—	—	—	—	350	—	350
Tax benefit from employee stock options exercised	—	2,083	—	—	—	—	2,083
Issuance of 210,354 shares of treasury stock, and 17,889 of common stock for Company's match of 401(k) plan contribution	—	1,072	—	1,297	—	—	2,369
Dividends on common stock ($0.23 per share)		—	—	(12,386)	—	—	(12,386)
Non-cash stock compensation expense	—	1,151	—	—	—	—	1,151
Balances, December 31, 2006	$138	$126,943	$108,391	$ —	$ —	$(1,314)	$234,158
Comprehensive income:							
Net income	—	—	40,942	—	—	—	40,942
Foreign currency translation adjustment, net of tax	—	—	—	—	—	1,058	1,058
Accumulated benefit obligation, net of tax	—	—	—	—	—	190	190
Change in unrealized gain (loss) on marketable securities, net of tax	—	—	—	—	—	1,031	1,031
Derivative financial instruments	—	—	—	—	—	406	406
Total comprehensive income							43,627
Issuance of 774,893 shares of common stock in connection with stock option exercises	3	6,232	—	—	—	—	6,235
Tax benefit from employee stock options exercised	—	384	—	—	—	—	384
Issuance of 270,461 shares of common stock for Company's match of 401(k) plan contribution	—	2,763	—	—	—	—	2,763
Dividends on common stock ($0.35 per share)	—	—	(19,425)	—	—	—	(19,425)
Non-cash stock compensation expense	—	784	—	—	—	—	784
Balances, December 31, 2007	$141	$137,106	$129,908	$ —	$ —	$ 1,371	$268,526
Comprehensive income:							
Net income	—	—	4,811	—	—	—	4,811
Foreign currency translation adjustment, net of tax	—	—	—	—	—	(3,850)	(3,850)
Accumulated benefit obligation, net of tax	—	—	—	—	—	(513)	(513)
Change in unrealized gain (loss) on marketable securities, net of tax	—	—	—	—	—	(1,199)	(1,199)
Derivative financial instruments	—	—	—	—	—	(33)	(33)
Total comprehensive income							(784)
Issuance of 31,564 shares of common stock in connection with stock option exercises	1	169	—	—	—	—	170
Tax benefit from employee stock options exercised	—	10	—	—	—	—	10
Issuance of 481,798 shares of common stock for Company's match of 401(k) plan contribution	—	2,705	—	—	—	—	2,705
Receivable from shareholder	—	6,540	—	—	(9,000)	—	(2,460)
Dividends on common stock ($0.35 per share)	—	—	(19,793)	—	—	—	(19,793)
Non-cash stock compensation expense	—	499	—	—	—	—	499
Balances, December 31, 2008	$142	$147,029	$114,926	$ —	$(9,000)	$(4,224)	$248,873

See accompanying notes to consolidated financial statements.

*info*GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 4,811	$ 40,942	$ 33,300
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of operating assets	24,389	21,502	14,037
Amortization of intangible assets	17,524	17,495	14,909
Amortization of deferred financing fees	963	628	527
Deferred income taxes	(5,645)	(8,556)	(2,216)
Non-cash stock option compensation expense	499	784	1,151
Non-cash 401(k) contribution in common stock	2,705	2,763	2,369
Gain on sale of assets and marketable securities	(1,761)	(334)	—
Asset impairment charges	11,610	—	—
Other non-cash charges	—	340	164
Non-cash interest earned on notes from officers	—	—	(11)
Changes in assets and liabilities, net of effect of acquisitions:			
Trade accounts receivable	(2,981)	8,172	2,088
List brokerage trade accounts receivable	17,683	(341)	(2,244)
Prepaid expenses and other assets	(1,289)	(1,326)	3,751
Deferred marketing costs	1,230	1,250	(631)
Accounts payable	10,496	(9,274)	10,924
List brokerage trade accounts payable	(16,505)	1,257	2,181
Income taxes receivable and payable, net	(8,636)	(1,254)	(2,328)
Accrued expenses and other liabilities	(3,588)	11,836	(2,256)
Deferred revenue	(6,867)	(12,197)	(14,084)
Net cash provided by operating activities	44,638	73,687	61,631
Cash flows from investing activities:			
Purchases of investments	(3,261)	(254)	(2,396)
Proceeds on sale of investments	2,364	3,613	536
Sale of property and equipment	5,991	—	—
Purchases of property and equipment	(22,331)	(16,930)	(13,598)
Acquisitions of businesses, net of cash acquired	(19,065)	(57,066)	(146,064)
Software development costs	(7,945)	(4,408)	(7,456)
Net cash used in investing activities	(44,247)	(75,045)	(168,978)
Cash flows from financing activities:			
Repayments of long-term debt	(70,702)	(161,331)	(174,371)
Proceeds from long-term debt	87,300	181,675	285,796
Deferred financing costs paid	(1,283)	(1,171)	(852)
Dividends paid	(19,793)	(19,425)	(12,386)
Proceeds from repayment of notes receivable from officers	—	—	350
Proceeds from derivative financial instruments	—	704	—
Tax benefit related to employee stock options	10	384	2,083
Proceeds from exercise of stock options	170	6,235	12,220
Net cash provided by (used in) financing activities	(4,298)	7,071	112,840
Effect of exchange rate fluctuations on cash	(1,199)	(222)	237
Effect of SAB 108 adjustment on cash	—	—	(2,089)
Net increase (decrease) in cash and cash equivalents	(5,106)	5,491	3,641
Cash and cash equivalents, beginning of year	9,924	4,433	792
Cash and cash equivalents, end of year	$ 4,818	$ 9,924	$ 4,433
Supplemental cash flow information:			
Interest paid	$ 17,083	$ 19,454	$ 10,693
Income taxes paid	$ 18,072	$ 28,071	$ 22,334

See accompanying notes to consolidated financial statements.

*info*GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

*info*GROUP Inc. and its subsidiaries (the "Company") is a provider of business and consumer databases for sales leads and mailing lists, database marketing services, data processing services and sales and marketing solutions. The Company's database powers the directory services of some of the top Internet traffic-generating sites. Customers use the Company's products and services to find new customers, grow their sales, and for other direct marketing, telemarketing, customer analysis and credit reference purposes.

2. Summary of Significant Accounting Policies

Reclassification. Certain reclassifications have been made to conform prior year data to the current year presentation in the consolidated financial statements and accompanying notes for comparative purposes. The statements of operations include amounts reclassified for certain items from other income (expense) to cost of goods and services, selling, general and administrative, interest income (expense) and investment income (expense).

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents. Cash equivalents, consisting of highly liquid debt instruments that are readily convertible to known amounts of cash and when purchased have an original maturity of three months or less, are carried at cost which approximates fair value.

Trade Accounts Receivable. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis. Account balances are written off after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Marketable and Non-Marketable Investments. Marketable securities have been classified as available-for-sale and are therefore carried at fair value, which are estimated based on quoted market prices. Unrealized gains and losses, net of related tax effects, are reported as other comprehensive income (loss) within the consolidated statements of stockholders' equity and comprehensive income until realized. Realized gains and losses are determined by the specific identification method. For non-marketable investment securities in common stock where the Company has a 20 percent or less ownership interest and does not have the ability to exercise significant influence over the investee's operating and financial policies, the cost method is used to account for the investment. Non-Marketable investment securities are included in other assets within the consolidated balance sheet.

Management monitors and evaluates the financial performance of the businesses in which it invests and compares the carrying value of the investment to quoted market prices (if available), or the fair values of similar investments. When circumstances indicate that a decline in the fair value of the investment has occurred and the decline is other-than-temporary, the Company records the decline in value as a realized impairment loss and a reduction in the cost of the investment. The Company recorded impairment losses from other-than-temporary declines in the fair value of the Company's investments of $2.4 million, $0.4 million, and $0.3 million in 2008, 2007, and 2006 respectively, and are included in other income (expense) on the accompanying consolidated statements of operations.

List brokerage trade accounts receivable and trade accounts payable. For all list brokerage services, the Company serves as a broker between unrelated parties who wish to purchase a certain list and unrelated parties who have the desired list for sale. Accordingly, the Company recognizes trade accounts receivable and trade accounts payable, reflecting a "gross-up" of the two concurrent transactions. List brokerage sales revenues are recognized net of costs on the accompanying consolidated statements of operations. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing list brokerage trade accounts receivable. The Company determines the allowance based on a monthly review of all past due balances over 90 days and over a specified amount individually for collectibility.

Advertising Costs. Direct marketing costs associated with the mailing and printing of brochures and catalogs are capitalized and amortized over six months, the period corresponding to the estimated revenue stream of the individual advertising activities. All other advertising costs are expensed as the advertising takes place. Total unamortized marketing costs at December 31, 2008 and 2007 were $1.0 million and $2.2 million, respectively. Total advertising expense for the years ended December 31, 2008, 2007, and 2006, were $42.6 million, $46.1 million, and $40.4 million, respectively.

Property and Equipment. Property and equipment are stated at cost and are depreciated or amortized primarily using straight-line methods over the estimated useful lives of the assets, as follows. Assets subject to capital lease are also amortized based upon the estimated useful lives of the assets as defined below if the lease transfers ownership of the assets at the end of the term or contains a bargain purchase option. If not, the assets subject to capital lease are amortized on a straight-line basis over the life of the lease.

Building and improvements	30 years
Leasehold improvements	Lesser of useful life or term of the agreement
Office furniture and equipment	7 years
Computer equipment	3 years
Equipment subject to capitalized leases	3 to 5 years

We assessed the impairment of property and equipment costs as of December 31, 2008 as required pursuant to Statement of Financial Accounting Standard (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS 144"). The Company recorded impairments for the year ended December 31, 2008 for property and equipment for expresscopy.com of $1.1 million, and Salesgenie of $0.1 million.

Goodwill and Intangible Assets. Intangible assets with estimable useful lives are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets, as follows:

Noncompete agreements	Term of agreements
Database development costs	1 to 3 years
Core technology	3 to 5 years
Customer base	3 to 11 years
Trade name	8 to 20 years
Software development costs	1 to 5 years

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill resulting from acquisitions of businesses and determined to have an indefinite useful life is not subject to amortization, but instead tested for impairment annually, or more often if an event or circumstance indicates that an impairment loss has been incurred, in accordance with the requirements of Statement of Financial Accounting Standard (SFAS) No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142").

The goodwill impairment test is a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered to not be impaired, and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. The second step is essentially a purchase price allocation exercise, which allocates the newly determined fair value of the reporting unit to the assets. For purposes of the allocation, the fair values of all assets, including both recognized and unrecognized intangible assets, are determined. The residual goodwill value is then compared to the carrying value of goodwill to determine the impairment charge.

We completed a goodwill impairment test as of October 31, 2008 and 2007, respectively. Additionally, in accordance with SFAS 142, we concluded that events had occurred and circumstances had changed during the fourth quarter of 2008, which required us to perform an interim period goodwill impairment test as of December 31, 2008. During the fourth quarter of 2008, we experienced a significant decline in market capitalization due to an overall decline in economic conditions.

At December 31, 2008, we had three reporting units that had goodwill and therefore required testing pursuant to SFAS No. 142. The three reporting units represent the Company's reporting segments.

We considered both the income approach and the market approach in assessing the fair value of each reporting unit. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows. The income approach requires assumptions and estimates of many critical factors, including revenue and market growth, operating cash flows, and discount rates. As a result of the deterioration of the economic conditions in the United States in the second half of 2008, the projections used took into account current economic factors and the effect on future revenue and operating income. We used the Gordon growth model to calculate residual values. The Gordon growth model refers to the concept of taking the residual year cash flow and determining the value of a growing, perpetual annuity. The long-term growth rate used for each reporting unit ranged between 2.5% and 3.0%. The Company used weighted-average costs of capital ranging between 12.7% and 15.8% in its discounted cash flows analyses. Under the market approach, several relative pricing measures for comparable companies are examined to determine a fair value for each reporting unit. We determined that the fair value of the reporting units for both approaches as of December 31, 2008, October 31, 2008 and October 31, 2007 exceeded its carrying amount. Thus, the goodwill of these reporting units is not impaired. Future adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in non-cash impairment charges in future periods under SFAS 142.

We assessed the impairment of long-lived assets and intangible assets as of December 31, 2008 as required pursuant to SFAS 144. As a result of the declining profitability of expresscopy.com, SECO Financial and *info*UK, recoverability tests were performed for these asset groups. These tests included comparisons of undiscounted cash flows to the current carrying values of each asset group. Since the carrying values exceeded the undiscounted cash flows, an impairment was recognized and allocated between all long-lived assets within each asset group. Total impairments for the year ended December 31, 2008 for expresscopy.com, SECO Financial and *info*UK were $1.4 million, $0.2 million and $2.7 million, respectively. In addition, the Company recorded an impairment of $0.6 million for a OneSource database and $0.9 million for development costs for a Salesgenie product no longer being utilized.

Software Capitalization. Until technological feasibility is established, software development costs are expensed as incurred. After that time, direct costs are capitalized and amortized using the straight-line method, generally ranging from one to five years for software developed for internal and external use. Unamortized software costs included in intangible assets at December 31, 2008 and 2007, were $13.3 million and $10.7 million, respectively. Amortization of capitalized costs during the years ended December 31, 2008, 2007 and 2006 totaled approximately $4.0 million, $4.0 million and $3.0 million, respectively. We assessed the impairment of capitalized software costs as of December 31, 2008 as required pursuant to SFAS 144. The Company recorded impairments for the year ended December 31, 2008 for capitalized software costs for a Salesgenie product of $0.9 million, and expresscopy.com of $0.2 million.

Database Development Costs. Costs to maintain and enhance the Company's existing business and consumer databases are expensed as incurred. Costs to develop new databases, which primarily represent direct external costs, are capitalized with amortization beginning upon successful completion of the project. Database development costs are amortized using the straight-line method over the expected lives of the databases, generally ranging from two to five years. Unamortized database development costs were $2.2 million $2.4 million at December 31, 2008 and 2007, respectively. Amortization of capitalized costs during the years ended December 31, 2008, 2007 and 2006, totaled approximately $0.9 million, $0.8 million and $0.6 million, respectively. We assessed the impairment of database development costs as of December 31, 2008 as required pursuant to SFAS 144. The Company recorded impairments for the year ended December 31, 2008 for database development costs for *info*UK of $2.7 million and $0.6 million for a OneSource database no longer being utilized.

Revenue recognition. Revenue from the sale of prospect lists (paper form or electronic), mailing labels, published directories, other sales lead products and DVD information products are recognized upon shipment. These product sales are typically evidenced by a written purchase order or by credit card authorization.

List management revenue is recognized net of costs upon shipment of the list to the third party. List brokerage revenue is recognized net of costs upon verification from third party of the actual list used and shipped. List brokerage revenue is recognized on a net basis because the Company acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.

Data processing and e-mail customer retention solution revenues are billed on a time and materials basis, with the recognition of revenue occurring as the services are rendered to the customer.

Revenue from the licensing of the Company's data to third parties and the sale of the Company's subscription-based products are recognized on a straight-line basis over the life of the agreement, when the Company commits to provide the customer either continuous data access (i.e. "24/7" access via the Internet) or updates of data files over a period of time. Licenses and subscriptions are evidenced by written contracts. The Company also licenses data to customers with no such commitments. In those cases, the Company recognizes revenue when the data is shipped to the customer, provided all revenue recognition criteria have been met.

Services performed in the Marketing Research Group vary from contract to contract and are not uniformly performed over the term of the arrangement.

Revenues under fixed-price contracts are recognized on a proportional performance basis. Performance is based on the ratio of costs incurred to total estimated costs where the costs incurred represent a reasonable surrogate for output measures of contract performance, including survey design, data collection, survey analysis and presentation of deliverables to the client. Progress on a contract is matched against project costs and costs to complete on a periodic basis. Provision for estimated contract losses, if any, is made in the period such losses are determined. Customers are obligated to pay as services are performed, and in the event that a client cancels the contract, the client is responsible for payment for services performed through the date of cancellation.

Revenues under cost-reimbursement contracts are recognized as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs. Incentives, award fees or penalties related to performance are also considered in estimating revenues and profit rates based on actual and anticipated awards.

Revenues under time-and-materials contracts are recognized as costs are incurred.

Revenue for our retainer contracts are charged to customers on a fixed monthly subscription fee basis to access On-Demand Business Research services, and revenues are recognized ratably over the term of each subscription. Retainer fees are required to be paid in advance by customers on either a monthly, quarterly or annual basis, and all billed amounts relating to future periods are recorded as deferred revenue on the Company's consolidated balance sheets.

Revenue for our deposit contracts are charged to customers on a fixed annual fee basis, which entitles them to access any of the Company's service offerings throughout the contract period, up to the total amount of the annual deposit fee. Since deposit account customers can "spend" their contract fee at any time within the annual contract period, deposit account revenues are only recognized within the contract period as services are actually provided to customers, with any unused deposit amounts recognized as revenue in the final month of the contract. As with retainer fees, deposit contract fees are required to be paid in advance, primarily annually, and any billed amounts relating to future periods are recorded as deferred revenue on the Company's consolidated balance sheets.

Unbilled receivables are invoiced based upon the achievement of specific events as defined by each contract including deliverables, timetables and incurrence of certain costs. Unbilled receivables are classified as a current asset. Reimbursements of out-of-pocket expenses are included in revenues with corresponding costs incurred by the Company included in cost of revenues.

The Company assesses collectibility of revenues and the allowance for doubtful accounts based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from customers. An allowance for doubtful accounts is established to record the Company's trade accounts receivable at estimated net realizable value. If the Company determines that collection of revenues is not reasonably assured at or prior to the delivery of the Company's products, the Company recognizes revenue upon the receipt of cash. Cash-basis revenue recognition periodically occurs in those cases where the Company sells or licenses its information products to a poorly capitalized company. However, sales recognized on this basis are not a significant portion of the Company's total revenues.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations.

Stock-Based Compensation. The Company accounts for stock-based compensation in accordance with the requirements in SFAS No. 123(R), *Share-Based Payment* ("SFAS 123R"). Stock-based compensation is recognized based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. The Company applies the Black-Scholes valuation model in determining the fair value of share-based payments to employees, which is then recognized as expense over the requisite service period.

Compensation cost for stock options granted to non-employees and vendors is measured based upon the fair value of the stock option granted. When the performance commitment of the non-employee or vendor is not complete as of the grant date, the Company estimates the total compensation cost using a fair value method at the end of each period. Generally, the final measurement of compensation cost occurs when the non-employee or vendors related performance commitment is complete. Changes, either increases or decreases, in the estimated fair value of the options between the date of the grant and the final vesting of the options result in a change in the measure of compensation cost for the stock options. Compensation cost is recognized as expense over the periods in which the benefit is received. Compensation cost for restricted stock units (RSU) is based on the fair value of *info*GROUP common stock on the date of grant and is amortized over the vesting period. See Note 11 of the Notes to consolidated financial statements for further discussion of share-based compensation.

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Accounts Payable. The Company classifies negative cash balances as a result of recently issued and outstanding checks within accounts payable in the consolidated balance sheet, and within accounts payable in operating activities in the consolidated statement of cash flows. The amount of the negative cash balance included in accounts payable for the year ended December 31, 2008, 2007 and 2006 was $13.6 million, $4.0 million and $9.7 million, respectively.

Foreign Currency. For international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. Dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments from local functional currency countries resulting from fluctuations in exchange rates are recorded in other comprehensive income. Comprehensive income includes currency translation adjustments. The Company generally deems its foreign investments in Control Foreign Corporations to be essentially permanent in nature and it does not provide for taxes on currency translation adjustments arising from converting these investments in a foreign currency to U.S. dollars. When the Company determines that a foreign investment is no longer permanent in nature, estimated taxes are provided for the related deferred taxes, if any, resulting from currency translation adjustments.

Contingencies. The Company is involved in various legal proceedings. Management assesses the probability of loss for such contingencies and recognizes a liability when a loss is probable and estimable. See Note 16 of the Notes to consolidated financial statements for further discussion of contingencies.

Earnings Per Share. Basic earnings per share are based on the weighted average number of common shares outstanding, including contingently issuable shares. Diluted earnings per share are based on the weighted number of common shares outstanding, including contingently issuable shares, plus potentially dilutive common shares outstanding (representing outstanding stock options and restricted stock units).

The following data show the amounts used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. Certain options on shares of common stock were not included in computing diluted earnings because their effects were antidilutive.

	For the Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Weighted average number of shares outstanding used in basic EPS	56,760	55,809	54,974
Net additional common equivalent shares outstanding after assumed exercise of stock options	14	167	366
Weighted average number of shares outstanding used in diluted EPS	56,774	55,976	55,340

Use of Estimates. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS 157 was effective for the Company on January 1, 2008. However, in February 2008, the FASB released FASB Staff Position (FSP FAS 157-2 — Effective Date of FASB Statement No. 157), which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS 157 for financial assets and liabilities did not have a material impact on the Company's consolidated financial statements. We do not believe the adoption of SFAS 157 for our non-financial assets and liabilities, effective January 1, 2009, will have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 was effective for the Company on January 1, 2008. The adoption of SFAS 159 did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* ("SFAS 141R"), a revision to SFAS No. 141, *Business Combinations*. SFAS 141R provides revised guidance for recognition and measurement of identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of a business combination. SFAS 141R is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for the Company).

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent. Specifically, SFAS 160 requires the presentation of noncontrolling interests as equity in the consolidated statement of financial position, and separate identification and presentation in the consolidated statement of operations of net income attributable to the entity and the noncontrolling interest. It also establishes accounting and reporting standards regarding deconsolidation and changes in a parent's ownership interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (January 1, 2009 for the Company). The provisions of SFAS 160 are generally required to be applied prospectively, except for the presentation and disclosure requirements, which must be applied retrospectively. The Company does not believe the adoption of SFAS 160 will have a material impact on the consolidated financial statements.

3. Acquisitions

Effective January 1, 2008, the Company acquired Direct Media, Inc., a list brokerage and list management company. The total purchase price was $17.9 million, excluding cash acquired of $4.7 million, and including acquisition-related costs of $0.6 million. The purchase price for the acquisition has been allocated to current assets of $37.0 million, property and equipment of $1.4 million, other assets of $2.5 million, current liabilities of $35.4 million, other liabilities of $1.1 million, and goodwill and other identified intangibles of $12.9 million. Goodwill and other identified intangibles include: customer relationships of $2.8 million (life of 11 years), non-compete agreements of $2.4 million (life between 1 to 7 years), trade names of $1.1 million (life of 8 years), and goodwill of $6.6 million, which includes $0.6 million of acquisition costs, none of which will be deductible for income tax purposes.

Effective October 1, 2007, the Company acquired SECO Financial, a business that specializes in financial services industry marketing. The total purchase price was $1.1 million. The purchase price for the acquisition has been allocated to current assets of $0.3 million, current liabilities of $0.2 million, and goodwill and other identified intangibles of $1.0 million. Goodwill and other identified intangibles include: customer relationships of $0.2 million (life of 5 years), non-compete agreements of $0.1 million (life of 7 years), and goodwill of $0.7 million, which will all be deductible for income tax purposes.

Effective October 1, 2007, the Company acquired Northwest Research Group, a marketing research company. The total purchase price was $1.6 million. The purchase price for the acquisition has been allocated to current assets of $0.4 million, property and equipment of $0.1 million, current liabilities of $0.4 million, and goodwill and other identified intangibles of $1.5 million. Goodwill and other identified intangibles include: customer relationships of $0.5 million (life of 10 years), non-compete agreements of $0.2 million (life of 5 to 7 years), and goodwill of $0.8 million, which will all be deductible for income tax purposes.

On August 20, 2007, the Company acquired Guideline, Inc., a provider of custom business and market research and analysis. The total purchase price was $39.1 million, excluding cash acquired of $0.8 million, and including acquisition-related costs of $1.6 million. The purchase price for the acquisition has been allocated to current assets of $12.4 million, property and equipment of $1.4 million, other assets of $0.9 million, current liabilities of $14.4 million, other liabilities of $3.4 million, and goodwill and other identified intangibles of $40.6 million. Goodwill and other identified intangibles include: customer relationships of $12.0 million (life of 10 years), trade names of $4.3 million (life of 12 years), non-compete agreements of $0.4 million (life of 1.5 to 7 years), and goodwill of $23.9 million, none of which will be deductible for income tax purposes.

On July 27, 2007, the Company acquired NWC Research, an Asia Pacific research company based in Australia. The total purchase price was $8.0 million, excluding cash acquired of $0.1 million, and including acquisition-related costs of $0.2 million. The purchase price for the acquisition has been allocated to current assets of $2.5 million, property and equipment of $0.6 million, current liabilities of $1.5 million, and goodwill and other identified intangibles of $6.2 million. Goodwill and other identified intangibles include: customer relationships of $2.7 million (life of 11 years), non-compete agreements of $0.2 million (life of 7 years), and goodwill of $3.3 million, none of which will be deductible for income tax purposes.

On June 22, 2007, the Company acquired expresscopy.com, a provider of printing and mailing services that specializes in short-run customized direct mail pieces. The total purchase price was $8.0 million, excluding cash acquired of $0.1 million, and including acquisition-related costs of $0.2 million. The purchase price for the acquisition has been allocated to current assets of $0.6 million, property and equipment of $3.8 million, developed technology of $0.9 million, current liabilities of $1.9 million, other liabilities of $2.9 million, and goodwill and other identified intangibles of $7.3 million. Goodwill and other identified intangibles include: customer relationships of $1.5 million (life of 5 years), trade name of $0.6 million (life of 12 years), a non-compete agreement of $0.3 million (life of 12 years), and goodwill of $4.9 million, which will all be deductible for income tax purposes.

On December 4, 2006, the Company acquired Opinion Research Corporation, a provider of commercial market research, health and demographic research for government agencies, information services and consulting. The total purchase price was $132.0 million, excluding cash acquired of $0.8 million, and including acquisition related costs of $4.4 million. The purchase price for the acquisition has been allocated to current assets of $47.2 million, property and equipment of $7.9 million, other assets of $2.2 million, current liabilities of $28.1 million, other liabilities of $20.2 million, and goodwill and other identified intangibles of $118.6 million. Goodwill and other identified intangibles include: customer relationships of $47.7 million (life of 8 to 10 years), trade names of $11.5 million (life of 12 years), and goodwill of $59.4 million, none of which will be deductible for income tax purposes.

On November 10, 2006, the Company acquired Rubin Response Services, Inc., a provider of list brokerage and list management services. The total purchase price was $0.9 million. The purchase price for the acquisition has been allocated to current assets of $4.8 million, property and equipment of $0.1 million, current liabilities of $5.1 million and goodwill of $1.1 million, which will all be deductible for income tax purposes.

On October 31, 2006, the Company acquired Digital Connexxions Corp, an e-mail marketing company that specializes in the small-to-medium market and the publishing industry. The total purchase price was $5.1 million. The purchase price for the acquisition has been allocated to property and equipment of $0.8 million, current liabilities of $0.1 million, other liabilities of $0.3 million, and goodwill and other identified intangibles of

$4.7 million. Goodwill and other identified intangibles include: customer relationships of $1.6 million (life of 8 years), intellectual property of $1.3 million (life of 2 years), developed technology of $1.2 million (life of 5 years), non-compete agreements of $0.1 million (life of 5 years), and goodwill of $0.5 million, which will all be deductible for income tax purposes.

On June 1, 2006, the Company acquired Mokrynskidirect, a provider of list brokerage and list management services. The total purchase price, excluding cash acquired of $1.9 million, and including $0.1 million for acquisition costs, was $6.5 million. The purchase price for the acquisition has been allocated to current assets of $11.4 million, property and equipment of $0.1 million, current liabilities of $11.8 million, and goodwill and other identified intangibles of $6.7 million. Goodwill and other identified intangibles include: customer relationships of $1.2 million (life of 8 years), trade name of $0.9 million (life of 1.5 years), and goodwill of $4.6 million, which will all be deductible for income tax purposes.

The Company accounted for these acquisitions under the purchase method of accounting and the operating results for each of these acquisitions are included in the accompanying consolidated financial statements from the respective acquisition dates. All of these acquisitions were asset purchases, excluding Direct Media, Inc., Guideline, Inc. and Opinion Research Corporation which were stock purchases. These acquisitions were completed to grow the Company's market share. The Company believes that increasing its market share will enable it to compete over the long term in the databases, direct marketing, e-mail marketing and market research industries.

Assuming the acquisitions described above made during 2008 and 2007 had been acquired on January 1, 2007 and included in the accompanying consolidated statements of operations, unaudited pro forma consolidated net sales, net income and earnings per share would have been as follows:

	For the Years Ended	
	December 31, 2008	December 31, 2007
	(Unaudited) (In thousands, except per share amounts)	
Net sales	$738,270	$770,818
Net income	$ 4,811	$ 44,059
Basic earnings per share	$ 0.08	$ 0.79
Diluted earnings per share	$ 0.08	$ 0.79

The pro forma information provided above does not purport to be indicative of the results of operations that would actually have resulted if the acquisitions were made as of those dates or of results that may occur in the future.

4. Marketable and Non-Marketable Securities

At December 31, 2008, marketable securities available for-sale consists of common stock and mutual funds, which the Company records at fair market value. Any unrealized holding gains or losses are excluded from net income and reported as a component of accumulated other comprehensive income (loss) until realized. During 2008, the Company recorded proceeds of $2.4 million and a net realized gain of $1.8 million for the sale of marketable securities, which is included in investment income (expense) within the consolidated statement of operations. During 2008, the Company also recorded an impairment of $2.4 million due to the other than temporary decline in value of marketable and non-marketable securities, which is included in other income (charges) within the consolidated statement of operations. During 2007, the Company recorded proceeds of $3.6 million, which included $1.7 million from the sale of a certain non-marketable security that the Company had recorded within other assets, and a net realized gain of $1.4 million, which is included in other income (charges) within the consolidated statement of operations. During 2006, the Company recorded proceeds of $0.5 million and a net realized gain of $0.1 million, is included in other income (charges) within the consolidated statement of operations.

5. Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) were as follows:

	December 31, 2008	December 31, 2007
	(In thousands)	
Other comprehensive income (loss):		
Unrealized gain from investments:		
Unrealized gains	$ —	$ 1,873
Related tax expense	—	(674)
Net	$ —	$ 1,199
Unrealized loss from pension plan:		
Unrealized losses	(1,963)	(1,100)
Related tax benefit	746	396
Net	$(1,217)	$ (704)
Foreign currency translation adjustments:		
Unrealized gains (losses)	(5,452)	734
Related tax benefit (expense)	2,072	(264)
Net	$(3,380)	$ 470
Unrealized gain from derivative financial instrument:		
Unrealized gains	602	634
Related tax expense	(229)	(228)
Net	$ 373	$ 406
Accumulated other comprehensive income (loss)	$(4,224)	$ 1,371

	Unrealized Gain (Loss) From Investments	Unrealized Gain (Loss) From Pension Plan	Foreign Currency Translation Adjustments	Unrealized Gain (Loss) From Derivative Financial Instruments
Balance, December 31, 2005	$ (273)	$(1,018)	$ (392)	$ —
Fiscal 2006 activity	466	124	(196)	—
Reclassification adjustment for (gain) included in net income	(25)	—	—	—
Balance, December 31, 2006	$ 168	$ (894)	$ (588)	$ —
Fiscal 2007 activity	1,292	190	1,058	406
Reclassification adjustment for (gain) included in net income	(261)	—	—	—
Balance, December 31, 2007	$ 1,199	$ (704)	$ 470	$406
Fiscal 2008 activity	137	(513)	(3,850)	(33)
Reclassification adjustment for gain included in net income	(1,336)	—	—	—
Balance, December 31, 2008	$ —	$(1,217)	$(3,380)	$373

6. Property and Equipment

	December 31, 2008	December 31, 2007
	(In thousands)	
Land and improvements	$ 2,832	$ 4,317
Buildings and improvements	43,710	47,253
Furniture and equipment	134,954	121,549
Capitalized equipment leases	26,665	22,923
	208,161	196,042
Less accumulated depreciation and amortization:		
Owned property	124,954	113,308
Capitalized equipment leases	18,099	14,784
Property and equipment, net	$ 65,108	$ 67,950

We assessed the impairment of property and equipment costs as of December 31, 2008 as required pursuant to SFAS 144. The Company recorded impairments for the year ended December 31, 2008 for property and equipment for expresscopy.com of $1.1 million, and Salesgenie of $0.1 million.

7. Assets Held for Sale

Included in assets held for sale are assets totaling $4.0 million at December 31, 2008. These are measured at the lower of their carrying value or fair market value less costs to sell the assets. The Company is in the process of selling these assets and anticipates that the assets will be sold within the next twelve months. During 2008, the Company recorded a loss of $0.9 million, which is included in selling, general and administrative expenses within the consolidated statement of operations, related to the reclassification of these assets held for sale. Assets held for sale consist of the following:

	December 31, 2008	December 31, 2007
	(In thousands)	
Property and equipment (land)	$1,132	$—
Other assets (three aircrafts and a condominium)	2,828	—
	$3,960	$—

8. Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following:

	12/31/2008			12/31/2007		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
			(In thousands)			
Goodwill	$418,476	$ —	$418,476	$415,075	$ —	$415,075
Other intangible assets:						
Non-compete agreements	16,911	14,265	2,646	14,775	13,600	1,175
Core technology	15,323	13,665	1,658	16,004	11,716	4,288
Customer base	98,681	36,216	62,465	97,143	25,173	71,970
Trade names	38,609	16,030	22,579	38,042	13,390	24,652
Purchased data processing software	73,478	73,478	—	73,478	73,478	—
Acquired database costs	87,971	87,971	—	87,971	87,971	—
Perpetual software license agreements	8,000	8,000	—	8,000	8,000	—
Software and database development costs	30,299	14,807	15,492	22,751	9,622	13,129
Deferred financing costs	14,488	11,175	3,313	13,203	10,212	2,991
Total intangibles	$802,236	$275,607	$526,629	$786,442	$253,162	$533,280

The weighted average remaining amortization period for the other intangible assets as of December 31, 2008 are: non-compete agreements (1.98 years), core-technology (0.95 years), customer base (3.77 years), trade names (5.25 years), software and database development costs (1.68 years) and deferred financing costs (2.13 years). The weighted average remaining amortization period as of December 31, 2008 for all other intangible assets in total is 3.64 years.

We assessed the impairment of intangible assets as of December 31, 2008 as required pursuant to SFAS 144. The Company recorded impairments for the year ended December 31, 2008 for intangible assets of $5.8 million. Three asset groups were impaired: expresscopy.com, SECO Financial and *info*UK. As a result of their declining profitability, recoverability tests were performed for each asset group. These tests included comparisons of undiscounted cash flows to the current carrying values of each asset group. Since the carrying values exceeded the undiscounted cash flows, an impairment was recognized and allocated between all long-lived assets within each asset group. Impairments of intangibles for expresscopy.com, SECO Financial and *info*UK were $1.4 million, $0.2 million and $2.7 million, respectively. In addition, the Company recorded an impairment of $0.6 million for a OneSource database and $0.9 million for development costs for a Salesgenie product no longer being utilized. The impairments were recorded in the Data Group, and were included within selling, general and administrative expenses within the consolidated statement of operations for the year ended December 31, 2008.

The following table summarizes activity related to goodwill recorded by the Company:

Fiscal Year	Beginning Balance	Acquisition	Acquisition Adjustments	Ending Balance
2007	$381,749	$42,599	$(9,273)	$415,075
2008	$415,075	$ 7,163	$(3,762)	$418,476

During 2008, the Company finalized the purchase price allocation for acquisitions including expresscopy.com, Guideline Inc., NWC Research, Northwest Research Group, and SECO Financial. The Company also recorded initial and subsequent adjustments for Direct Media Inc. The acquisition adjustments in 2008 are primarily related to cumulative translation adjustments totaling $1.5 million and multiple other adjustments including a $0.6 million tax adjustment for the expiration of items related to FIN 48 and adjustments of other identified intangibles due to the receipt of the final valuation report from the Company's third party valuation company for certain acquisitions.

During 2007, the Company finalized the purchase price allocation of acquisitions including Opinion Research Corporation, Mokrynskidirect, Digital Connexxions Corp. and Rubin Response Services, Inc. and recorded initial and subsequent adjustments for expresscopy.com, Guideline Inc., NWC Research, Northwest Research Group and SECO Financial. The acquisition adjustments in 2007 primarily related to two items: (1) a $3.9 million reduction in goodwill due to an immaterial correction of an error related to a purchase price allocation adjustment for deferred taxes for an acquisition and (2) the adjustment of other identified intangibles due to the receipt of the final valuation report from the Company's third party valuation company for certain acquisitions.

Future amounts by calendar year for amortization of intangibles, including amortization of software and database development costs, as of December 31, 2008 are as follows (in thousands):

2009	$19,792
2010	17,285
2011	14,147
2012	11,881
2013 and thereafter	41,783

9. Financing Arrangements

Long-term debt consists of the following:

	December 31, 2008	December 31, 2007
	(In thousands)	
Amended 2006 Credit Facility — term loan, due February 2012	$170,520	$172,260
Amended 2006 Credit Facility — revolving line of credit, due February 2011	86,500	59,000
Mortgage notes — collateralized by deeds of trust. Notes bear a fixed interest rate of 6.082% due June 2017. Interest is payable monthly	41,126	41,125
Mortgage note — collateralized by deed of trust. Note bears a variable interest rate of Libor plus 2.50%. Interest is payable monthly	—	1,441
Economic development loan — State of Iowa, collateralized by deed of trust. Note is interest-free. Principal is due December 2009	29	61
Capital lease obligations (See Note 16)	2,469	9,340
	300,644	283,227
Less current portion	2,899	4,944
Long-term debt	$297,745	$278,283

Future maturities by calendar year of long-term debt as of December 31, 2008 are as follows (in thousands):

2009	$ 2,899
2010	2,736
2011	88,565
2012	165,582
2013	479
Thereafter	40,383
Total	$300,644

At December 31, 2008, the term loan had a balance of $170.5 million, bearing an average interest rate of 3.46%. The revolving line of credit had a balance of $86.5 million, bearing an interest rate of 4.81%, and $88.5 million was available under the revolving line of credit. Substantially all of the assets of the Company are pledged as security under the terms of the 2006 Credit Facility.

On March 16, 2007, the Company amended its Senior Secured Credit Facility that was entered into on February 14, 2006. The amendment increased the Company's outstanding Term Loan B by $75 million. Proceeds from this transaction were used to reduce amounts outstanding under the Company's revolving credit facility. The pricing, principal amortization and maturity date of the expanded Term Loan B remain unchanged from the existing terms. On May 16, 2007, the Company further amended its Senior Secured Credit Facility (as amended on March 16, 2007 and May 16, 2007, the "2006 Credit Facility") in order to (1) allow the mortgage loan transactions between the Company and Suburban Capital Markets, Inc. ("Suburban Capital"), described in further detail immediately below, and (2) waive any default of the 2006 Credit Facility which might otherwise occur by reason of such transactions.

On May 23, 2007, the Company entered into mortgage loan transactions with Suburban Capital. As part of the transactions, the Company transferred the titles to the Company's headquarters in Ralston, Nebraska, and its data compilation facility in Papillion, Nebraska, to newly formed limited liability companies, and these properties will serve as collateral for the transactions. The Company entered into long-term lease agreements with these subsidiaries for the continued and sole use of the properties. The Company also entered into guaranty agreements wherein it guarantees the payment and performance of various obligations as defined in the agreements including, under certain circumstances, the mortgage debt. In late July 2007, the loans were sold on the secondary market as part of a collateralized mortgage-backed securitization transaction. Midland Loan Services became the loan servicer for the mortgage loans, but terms of the notes and deeds of trust were otherwise unchanged by this transaction. The loans have an effective term of ten years and were priced with a fixed coupon rate of 6.082%. Payments will be interest only for the first five years; for years six through ten, payments will be comprised of principal and interest based upon a thirty year amortization. Proceeds from this transaction were approximately $41.1 million before fees and expenses. The proceeds were used to retire the existing debt for the Papillion and Ralston facilities of approximately $12.8 million and the remaining net proceeds of $26.7 million were used to reduce amounts outstanding under the Company's revolving credit facility.

The 2006 Credit Facility provides for grid-based interest pricing based upon the Company's consolidated total leverage ratio. Interest rates for use of the revolving line of credit range from base rate plus 0.25% to 1.00% for base rate loans and LIBOR plus 1.25% to 2.00% for Eurodollar rate loans. Interest rates for the term loan range from base rate plus 0.75% to 1.00% for base rate loans and LIBOR plus 1.75% to 2.00% for Eurodollar rate loans. Subject to certain limitations set forth in the credit agreement, the Company may designate borrowings under the 2006 Credit Facility as base rate loans or Eurodollar loans.

The Company is subject to certain financial covenants in the 2006 Credit Facility, including minimum consolidated fixed charge coverage ratio, maximum consolidated total leverage ratio and minimum consolidated net worth. The fixed charge coverage ratio and leverage ratio financial covenants are based on EBITDA ("Earnings before interest expense, income taxes, depreciation and amortization"), as adjusted, providing for adjustments to EBITDA for certain agreed upon items including non-operating gains (losses), other charges (gains), asset impairments, non-cash stock compensation expense and other items specified in the 2006 Credit Facility.

The Amended 2006 Credit Facility provides that the Company may pay cash dividends on its common stock or repurchase shares of its common stock provided that (1) before and after giving effect to such dividend or repurchase, no event of default exists or would exist under the credit agreement, (2) before and after giving effect to such dividend or repurchase, the Company's consolidated total leverage ratio is not more than 2.75 to 1.0, and (3) the aggregate amount of all cash dividends and stock repurchases during any loan year does not exceed $20 million, except that there is no cap on the amount of cash dividends or stock repurchases so long as, after giving effect to the dividend or repurchase, our consolidated total leverage ratio is not more than 2.0 to 1.0.

In light of the Special Litigation Committee's investigation described in Note 16 in the notes to consolidated financial statements, the Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 Form 10-K") and the Form 10-Q for the quarter ended March 31, 2008 (the "First Quarter 2008 Form 10-Q") by the SEC's filing deadline. Failure to timely file the 2007 Form 10-K and the First Quarter 2008 Form 10-Q and provide annual and quarterly financial statements to the lenders to the 2006 Credit Facility would have constituted a default under the 2006 Credit Facility. Therefore, on March 26, 2008, the Company and the lenders to the 2006 Credit Facility entered into a Third Amendment (the "Third Amendment") to the 2006 Credit Facility which, among other things: (1) extended the deadlines by which the Company must file the 2007 Form 10-K and the First Quarter 2008 Form 10-Q and provide certain annual and quarterly financial statements to the lenders; (2) waived any other defaults arising from these filing delays; and (3) modified the covenant related to operating leases. On June 27, 2008, the Company and the lenders to the 2006 Credit Facility entered into a Fourth Amendment (the "Fourth Amendment") to the 2006 Credit Facility (as amended by the Third Amendment and the Fourth Amendment, the "Amended 2006 Credit Facility"), which extended the deadlines for filing with the SEC the 2007 Form 10-K and the First Quarter 2008 Form 10-Q to August 15, 2008, and the Form 10-Q for the quarter ended June 30, 2008 (the "Second Quarter 2008 Form 10-Q") to August 29, 2008. As a result of the amendments, the Company was in compliance with all restrictive covenants of the 2006 Credit Facility as of December 31, 2008. The Company filed the 2007 Form 10-K and the First Quarter 2008 Form 10-Q with the SEC on August 8, 2008, the Second Quarter 2008 Form 10-Q on August 21, 2008 and timely filed its Form 10-Q for the quarter ended September 30, 2008 on November 10, 2008.

During 2008 and 2007, the Company incurred costs of $1.3 million and $1.2 million, respectively, related to its financing transactions for professional and banking fees.

10. Derivative Instruments and Hedging Activities

In February 2007, the Company entered into a treasury lock agreement with a total notional amount of $43.5 million related to the above mentioned ten-year fixed rate debt issuance that was closed May 23, 2007. The treasury lock agreement has been designated as a cash flow hedge as it hedges the fluctuations in Treasury rates between the execution date of the treasury lock and the issuance of the fixed rate debt.

Coincident with closing the mortgage transactions described above, the Company unwound the treasury lock agreement that it entered into previously to hedge fluctuations in treasury rates between the execution date of the treasury lock and the issuance of the mortgage debt described above. As a result of treasury rate movement, the Company received cash proceeds of $0.7 million in settlement of the treasury lock. Substantially all of this amount will be deferred and amortized over the ten-year term of the mortgages as a reduction to interest expense. An ineffective portion of $38,415 was recorded to reduce interest expense on the settlement date since the actual principal balance of the mortgage loans was $41.1 million versus the notional amount of $43.5 million under the treasury lock.

The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities*, as amended, which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated as hedges, changes in the fair value are either offset against the change in fair value of the assets and liabilities through earnings, or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. As of December 31, 2008, $0.4 million of deferred gains on derivative instruments was included in other comprehensive income.

The Company only enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in accumulated other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings.

11. Share-Based Payment Arrangements

Share-based payment programs include both the issuance of stock options, and the issuance of restricted stock units (RSU). Stock options and RSUs have been granted to employees under the 1997 Stock Option Plan, which was replaced with the 2007 Omnibus Incentive Plan that shareholders of the Company approved in June 2007 and later amended and restated in October 2008 to clarify the number of shares of the Company's common stock available to be granted pursuant to the 2007 Omnibus Incentive Plan. The Company has issued 50,000 options and 857,080 restricted stock units under the 2007 Omnibus Incentive Plan as of December 31, 2008. The options, which were issued in June 2008, have an exercise price of $6.00 (which was 118% of the fair market price), vest over a four-year period at 25% per year, and expire in June 2018, ten years from the grant date. Historically, option grants have either included those that vest over an eight-year period, expire ten years from date of grant and are granted at 125% of the stock's fair market value on the date of grant, or those that have exercise prices at the stock's fair market value on the date of grant, vest over a four-year period at 25% per year, and expire five years from the date of grant. The RSUs, which were issued in December 2008, vest in four equal annual installments beginning in December 2009.

The Company applies the Black-Scholes valuation model in determining the fair value of stock option grants to employees, which is then recognized as expense over the requisite service period. RSU expense is based on the fair value of *info*GROUP common stock on the date of grant and is amortized over the vesting period. Compensation expense is recognized only for those options and restricted stock units expected to vest, with forfeitures estimated based on the Company's historical experience and future expectations. Stock-based employee compensation expense was $0.5 million in 2008, $0.8 million in 2007 and $1.2 million in 2006 on income before income taxes, and is included in selling, general and administrative expenses within the consolidated statement of operations. Related income tax benefits recognized in earnings were $0.2 million in 2008, $0.3 million in 2007 and $0.4 million in 2006.

The Company granted 50,000 options during 2008, and no options during 2007 or 2006.

The fair value of stock options granted was estimated using a Black-Scholes valuation model with the following assumptions:

	Years Ended December 31,		
	2008	2007	2006
Risk-free interest rate	3.22%	*	*
Expected dividend yield	6.86%	*	*
Expected volatility	40.69%	*	*
Expected term (in years)	4.0	*	*

* Not applicable as there were no grants in 2007 or 2006.

The risk-free interest rate assumptions were based on an average of the 3-year and 5-year U.S Treasury note yields at the date of grant. The expected dividend yield was based on the dividend rate of $0.35 and the Company's common stock price of $5.10 on the date of grant. The expected volatility was based on historical daily price changes of the Company's common stock since June 2004. The expected term was based on the historical exercise behavior and the weighted average of the vesting period and the contractual term.

The following table summarizes stock option plan activity for the years ended December 31, 2008, 2007 and 2006:

	Weighted Average Number of Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Year)	Aggregate Intrinsic Value at December 31, 2008 (In thousands)
Outstanding at December 31, 2005	3,777,969	$ 9.10		
Granted	—	—		
Exercised	(1,434,817)	8.24		
Forfeited or expired	(29,441)	7.42		
Outstanding at December 31, 2006	2,313,711	9.67		
Granted	—	—		
Exercised	(774,893)	8.04		
Forfeited or expired	(855,000)	9.80		
Outstanding at December 31, 2007	683,818	11.37		
Granted	50,000	6.00		
Exercised	(31,564)	5.37		
Forfeited or expired	(132,254)	7.65		
Outstanding at December 31, 2008	570,000	12.09	6.45	$—
Options exercisable at December 31, 2008	158,999	12.71	6.15	$—

The total intrinsic value of share options exercised was $29 thousand for the year ended December 31, 2008, $1.1 million for the year ended December 31, 2007 and $6.5 million for the year ended December 31, 2006. As of December 31, 2008, the total unrecognized compensation cost related to nonvested stock option awards was approximately $0.7 million, which is expected to be recognized over a remaining weighted average period of 1.49 years.

The following table summarizes RSU activity for the year ended December 31, 2008:

	Weighted Average Number of RSUs	Weighted Average Intrinsic Value	Weighted Average Remaining Contractual Term (Year)	Aggregate Intrinsic Value at December 31, 2008
				(In thousands)
Outstanding at December 31, 2007	—	$ —		
Granted	857,080	4.23		
Converted	—	—		
Forfeited or expired	—	—		
Outstanding at December 31, 2008	857,080	4.74	9.98	$4,063

* There were no RSUs in 2007 or 2006.

As of December 31, 2008, the total unrecognized compensation cost related to nonvested RSU grants was approximately $3.6 million, which is expected to be recognized over a remaining weighted average period of 2.11 years.

As of December 31, 2008, 3.6 million shares were available for additional option grants and RSU grants.

12. Savings Plan

Employees who meet certain eligibility requirements can participate in the Company's 401(k) savings and investment plans. Under the plans, the Company may, at its discretion, match a percentage of the employee contributions. The Company recorded expenses for matching contributions totaling $6.2 million, $6.0 million, and $2.4 million in the years ended December 31, 2008, 2007 and 2006, respectively.

Under all plans, excluding the Marketing Research plans, the Company can make matching contributions to a plan by using Company common stock. Contribution expense is measured as the fair value of the Company's common stock on the date of the grant. During 2008, the Company contributed 481,798 shares at a recorded value of $2.7 million. During 2007, the Company contributed 270,461 shares at a recorded value of $2.8 million. During 2006, the Company contributed 228,243 shares at a recorded value of $2.4 million.

The Opinion Research plan is a defined contribution pension plan. $0.4 million and $0.4 million was contributed to the Opinion Research plan in 2008 and 2007, respectively. The Macro International plans are profit sharing plans. $3.0 million and $2.8 million was contributed to the Macro International profit sharing plans in 2008 and 2007, respectively. The Guideline plan is a defined contribution pension plan. $0.1 million and $0.1 million was contributed to the Guideline plan in 2008 and 2007, respectively.

13. Related Party Transactions

The Company has retained the law firm of Robins, Kaplan, Miller & Ciresi L.L.P. to provide certain legal services. Elliot Kaplan, a director of the Company, is a name partner and former Chairman of the Executive Board of Robins, Kaplan, Miller & Ciresi L.L.P. The Company paid a total of $0.2 million, $1.7 million and $1.1 million to this law firm during 2008, 2007 and 2006, respectively. The 2007 payment included $634,750 for representation on a contingent fee basis, on a contingent fee basis, of the Company in the Naviant litigation, the settlement of which resulted in net proceeds of $9.9 million to the Company. See Note 16 Commitment and Contingencies for further discussion of the litigation.

The Company paid $24 thousand for rent and $6 thousand for association dues during 2008 for a condominium owned by Jess Gupta, and used by the Company. The Company paid $48 thousand for rent, and $11 thousand for association dues, during 2007 and 2006 for this condominium. Jess Gupta is the son of Vinod Gupta, the Company's former Chief Executive Officer. The Company's use of this condominium was discontinued in August 2008.

During 2008, 2007 and 2006 Everest Inc. (f/k/a Vinod Gupta & Company, f/k/a Annapurna Corporation) and Everest Investment Management LLC rented office space in a building owned by the Company. Everest Inc. and Everest Investment Management LLC are owned by Mr. Gupta and his three sons. The reimbursements received by the Company from Everest Inc. and Everest Investment Management LLC totaled $19 thousand, $21 thousand and $30 thousand during 2008, 2007 and 2006, respectively. Additionally, the Company received reimbursements for use of office space from PK Ware, Inc., an entity of which George Haddix, who was a director of the Company at that time, is a majority shareholder. Reimbursements received from Dr. Haddix were $6 thousand, $9 thousand and $10 thousand during 2008, 2007 and 2006, respectively. The Company received $3 thousand for reimbursements for use of office space from John Staples, III, who is a director of the Company, during 2008. The use of Company office space between the Company and each of Dr. Haddix and Mr. Staples was terminated in September 2008.

The Company received reimbursements from Everest Inc. for shared personnel services of $19 thousand during 2008. These shared services were terminated in August 2008. Additionally, the Company received other miscellaneous expense reimbursements from Everest Inc. of $14 thousand and $1 thousand during 2008 and 2006, respectively.

The Company paid $8 thousand to Vinod Gupta Charitable Foundation during 2007 for reimbursement of expenses of an individual's travel to a Company event. Vinod Gupta Charitable Foundation is 100% owned by Mr. Gupta.

During 2006, the Company purchased 33,000 shares of Opinion Research Corporation common stock from the Vinod Gupta Revocable Trust for $0.2 million. Vinod Gupta Revocable Trust is 100% owned by Mr. Gupta. In addition, the Company received a payment for $0.1 million from the Vinod Gupta Revocable Trust associated with gains he had previously received upon the sale of Opinion Research Corporation common stock.

During 2006, the Company received a payment from the Vinod Gupta Revocable Trust for $0.1 million for reimbursement for short-swing profits Mr. Gupta had previously received upon the sale of the Company's common stock.

During 2006, the Company paid $22 thousand to Corporate Avengers, LLC. Corporate Avengers provided marketing services to the Company for the time period February 2006 through December 2006. Corporate Avengers is owned by Ben Gottesman and Aaron Gottesman. Ben Gottesman is the son of Mr. Gupta's wife, Laurel Gupta. Aaron Gottesman is Laurel Gupta's ex-husband's son.

14. Supplemental Cash Flow Information

The Company made certain acquisitions during 2008, 2007 and 2006 (See Note 3) and assumed liabilities as follows:

	2008	2007	2006
		(In thousands)	
Fair value of assets acquired	$ 51,567	$ 83,128	$ 210,569
Cash paid	(19,065)	(57,066)	(146,064)
Liabilities assumed	$ 32,502	$ 26,062	$ 64,505

The Company acquired property and equipment and other assets under capital lease obligations or financing arrangements totaling $1.1 million, $6.0 million and $3.9 million, in the years ended December 31, 2008, 2007 and 2006, respectively.

15. Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2008 and 2007. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The carrying amounts shown in the following table are included in the consolidated balance sheets under the indicated captions.

	December 31, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Amounts in thousands)			
Financial assets:				
Cash and cash equivalents	$ 4,818	$ 4,818	$ 9,924	$ 9,924
Marketable securities	992	992	2,285	2,285
Other assets — non-marketable investment securities	116	116	377	377
Financial liabilities:				
Long-term debt	300,644	309,248	283,227	283,865

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents. The carrying amounts approximate fair value because of the short maturity of those instruments.

Marketable securities. In accordance with SFAS 157, the fair values of debt securities and equity investments are level 1 inputs as the values are based on quoted market prices at the reporting date for those or similar investments.

Other assets, including non-marketable investment securities. Investments in companies not traded on organized exchanges are valued on the basis of comparisons with similar companies whose shares are publicly traded. Values for companies not publicly traded on organized exchanges may also be based on analysis and review of valuations performed by others independent of the Company.

Long-term debt. All debt obligations are valued at the discounted amount of future cash flows. At December 31, 2008, the fair value of our long-term debt is based on quoted market prices at the reporting date or is estimated by discounting the future cash flows of each instrument at market Treasury rates for similar debt instruments of comparable maturities.

16. Commitments and Contingencies

Under the terms of its capital lease agreements, the Company is required to pay ownership costs, including taxes, licenses and maintenance. The Company also leases office space under operating leases expiring at various dates through 2018. Certain of these leases contain renewal options. Rent expense on operating lease agreements was $19.8 million, $17.8 million and $8.6 million, in the years ended December 31, 2008, 2007 and 2006, respectively. The increase in rent expense since 2005 is due to the rent expense incurred for Company's acquired during 2006, 2007 and 2008. The balance of deferred rent liabilities as of December 31, 2008 and December 31, 2007 was $3.8 million and $1.5 million, respectively.

Following is a schedule of the future minimum lease payments as of December 31, 2008:

	Capital	Operating
	(In thousands)	
2009	$1,319	$16,593
2010	1,069	12,897
2011	314	10,897
2012	24	9,698
2013	—	6,019
Thereafter	—	4,537
Total future minimum lease payments	$2,726	$60,641
Less amounts representing interest	(257)	
Present value of net minimum lease payments	$2,469	

In February 2006, Cardinal Value Equity Partners, L.P. ("Cardinal") filed a derivative lawsuit in the Court of Chancery for the State of Delaware in and for New Castle County (the "Court"), against certain current and former directors of the Company, and the Company, asserting claims for breach of fiduciary duty. In October 2006, Dolphin Limited Partnership I, L.P., Dolphin Financial Partners, L.L.C. and Robert Bartow (collectively with Cardinal, the "Plaintiffs") filed a derivative lawsuit in the Court against certain current and former directors of the Company, and the Company as a nominal defendant, claiming breach of fiduciary duty and misuse of corporate assets. In January 2007, the Court granted the defendants' motion to consolidate the actions (as consolidated, the "Derivative Litigation").

In November 2007, the Company received a request from the Denver Regional Office of the Securities and Exchange Commission ("SEC") asking the Company to produce voluntarily certain documents as part of an SEC investigation. The requested documents relate to the allegations made in the Derivative Litigation, as well as related party transactions, expense reimbursement, other corporate expenditures, and certain trading in the Company's securities. The Special Litigation Committee, the formation and activities of which are described in more detail below, has reported the results of its investigation to the SEC. The SEC has issued subpoenas to the Company and a number of its current and former directors and officers, and the Company intends to continue to cooperate fully with the SEC's requests. Because the investigation is ongoing, the Company cannot predict the outcome of the investigation or its impact on the Company's business.

In December 2007, the Company's Board of Directors formed a Special Litigation Committee (the "SLC") in response to the Derivative Litigation and the SEC's investigation. The SLC, which consisted of five independent Board members, conducted an investigation of the issues in the Derivative Litigation and the SEC's informal investigation, as well as other related matters. Based on its review, the SLC determined, on July 16, 2008, that various related party transactions, expense reimbursements and corporate expenditures were excessive and, in response, approved a series of remedial actions. The remedial actions are set forth in Item 9A, "Controls and Procedures" in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2007, which was filed on March 16, 2009.

The SLC conducted settlement discussions on behalf of the Company with all relevant parties, including the current and former directors of the Company named in the suit, Vinod Gupta and the Plaintiffs. On August 20, 2008, all relevant parties entered into a Stipulation of Settlement, the material terms of which are set forth in the Company's Current Report on Form 8-K/A filed on August 22, 2008. A number of remedial measures were adopted and implemented in conjunction with the Stipulation of Settlement.

Under the terms of the Stipulation of Settlement, Vinod Gupta resigned as Chief Executive Officer of the Company on August 20, 2008. Mr. Gupta and the Company entered into a Separation Agreement and General

Release dated August 20, 2008 (the "Separation Agreement"), under which Mr. Gupta granted a release of certain claims against the Company related to the Derivative Litigation and the SLC's investigation and received the right to severance payments totaling $10.0 million (contingent on Mr. Gupta adhering to certain requirements in the Separation Agreement and Stipulation of Settlement). The Company also granted a release of certain claims against Mr. Gupta related to the Derivative Litigation and the SLC's investigation. The first severance payment in the amount of $5.0 million, which was due within sixty days of execution of the Separation Agreement, was paid by the Company to Mr. Gupta on October 17, 2008.

Pursuant to the Stipulation of Settlement, Mr. Gupta has agreed to pay the Company $9.0 million incrementally over four years. This receivable was recorded within equity as a note receivable from shareholder on the consolidated balance sheet. The corresponding contribution was reduced by $2.5 million for federal and state income taxes and was recorded within paid-in capital on the consolidated balance sheet. Mr. Gupta's first payment to the Company, in the amount of $2.2 million, was received on January 6, 2009.

On November 7, 2008, the Court entered an Order and Final Judgment approving all the terms of the Stipulation of Settlement and dismissing the Derivative Litigation with prejudice. The Court's order also awarded Plaintiffs' counsel fees of $7 million and expenses in the amount of $210,710, all paid by the Company in December 2008 and included in selling, general and administrative expenses within the consolidated statement of operations.

The Company is subject to legal claims and assertions in the ordinary course of business. Although the outcomes of any other lawsuits and claims are uncertain, the Company does not believe that, individually or in the aggregate, any such lawsuits or claims will have a material effect on its business, financial conditions, results of operations or liquidity.

17. Restructuring Charges

The Company recorded restructuring charges during 2008, 2007 and 2006 of $8.3 million, $10.0 million and $3.7 million, respectively, which are included within selling, general and administrative expenses on the consolidated statement of operations. These costs related to workforce reductions as a part of the Company's continuing strategy to reduce unnecessary costs and focus on core operations, the restructuring of the *info*USA National Accounts operations that occurred in 2007, as well as the restructuring of the Hill-Donnelly print operations in 2007. 2008 restructuring charges included workforce reduction charges for involuntary employee separation costs for approximately 250 employees for $6.3 million, which included $1.7 million and $1.5 million related to the elimination of several management positions for Guideline, Inc. and Direct Media, Inc., respectively. Additionally, during 2008 the Company recorded $2.0 million in facility closure costs. The workforce reduction charges included involuntary employee separation costs during 2007 for 325 employees, and during 2006 for 200 employees.

In February 2007, the Company announced the closing of the Hill-Donnelly printing facility in Tampa, Florida. The facility was closed in July 2007 and the operations were moved to Omaha, Nebraska. The total amount incurred in connection with the restructuring for 2007 was $0.5 million, which included $0.4 million for employee separation costs for workforce reductions charges for approximately 33 employees, and $0.1 million for facility reduction costs.

The Company announced in December 2006 the plan to restructure the *info*USA National Accounts operations, which included the closing of the Ames, Iowa client service and technology facility, and the movement of client services teams and management personnel from the Woodcliff Lake, New Jersey facility to Omaha, Nebraska. The *info*USA National Accounts restructuring was completed by December 31, 2007. During 2007, $5.8 million was incurred for these restructuring costs, which included $3.5 million for contract termination and other related costs and $2.3 million for workforce reductions charges for approximately 73 employees.

In December 2006, the Company acquired Opinion Research Corporation. In accordance with Emerging Issues Task Force (EITF) Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, the Company identified costs which are related to the purchase of Opinion Research and have been accrued for as of December 31, 2007. The costs included in the accrual as of December 31, 2007 are for the closure of the Taiwan office, and the reduction of office space in the Princeton, New Jersey; Maumee, Ohio; and United Kingdom offices, as well as employee separation costs in each location.

The following table summarizes activity related to the restructuring charges recorded by the Company for the year ended December 31, 2006, 2007 and 2008, including both the restructuring accrual balances and those costs expensed and paid within the same period:

	December 31, 2005 Beginning Accrual	Amounts Expensed	Amounts From Acquisitions	Amounts Paid	December 31, 2006 Ending Accrual
			(In thousands)		
Data Group:					
Employee separation costs	$1,039	$2,255	$ —	$2,463	$831
Services Group:					
Employee separation costs	$ 675	$1,287	$103	$1,633	$432
Corporate Activities:					
Employee separation costs	$ 82	$ 230	$ —	$ 282	$ 30

	December 31, 2006 Beginning Accrual	Amounts Expensed	Amounts From Acquisitions	Amounts Paid	December 31, 2007 Ending Accrual
			(In thousands)		
Data Group:					
Employee separation costs	$831	$4,592	$ 5	$3,234	$2,194
Other associated costs	$ —	$3,073	$ —	$3,047	$ 26
Contract termination costs	$ —	$ 685	$ —	$ 685	$ —
Services Group:					
Employee separation costs	$432	$1,378	$ —	$1,305	$ 505
Research Group:					
Employee separation costs	$ —	$ —	$1,797	$1,231	$ 566
Contract termination costs	$ —	$ —	$3,370	$ 782	$2,588
Corporate Activities:					
Employee separation costs	$ 30	$ 321	$ —	$ 173	$ 178

	December 31, 2007 Beginning Accrual	Amounts Expensed	Amounts From Acquisitions	Amounts Paid	December 31, 2008 Ending Accrual
			(In thousands)		
Data Group:					
Employee separation costs	$2,194	$1,217	$ —	$2,936	$ 475
Other associated costs	$ 26	$ —	$ —	$ 26	$ —
Contract termination costs	$ —	$ 301	$ —	$ 158	$ 143
Services Group:					
Employee separation costs	$ 505	$2,330	$ —	$1,004	$1,831
Contract termination costs	$ —	$1,335	$ —	$1,335	$ —
Research Group:					
Employee separation costs	$ 566	$1,777	$ —	$1,538	$ 805
Contract termination costs	$2,588	$ —	$(1,524)	$1,064	$ —
Corporate Activities:					
Employee separation costs	$ 178	$1,010	$ —	$ 485	$ 703
Contract termination costs	$ —	$ 355	$ —	$ 59	$ 296

18. Income Taxes

The components of the provision for income taxes were as follows:

	For the Years Ended December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Current:			
Federal	$ 6,216	$20,547	$20,334
Foreign	2,027	2,379	574
State	835	4,339	1,247
	9,078	27,265	22,155
Deferred:			
Federal	(3,062)	(1,203)	(2,261)
Foreign	(354)	323	166
State	(206)	(579)	(121)
	(3,622)	(1,459)	(2,216)
	$ 5,456	$25,806	$19,939

The items accounting for the difference between income taxes computed at the statutory rate and the provision for income taxes were as follows:

	For the Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Expected Federal income taxes at statutory rate of 35%	$ 3,594	$23,355	$18,634
State taxes, net of Federal effects	408	2,465	732
Foreign income	1,201	1,518	504
Foreign tax credit	(1,138)	(1,404)	(347)
Acquisition adjustment	353	—	—
Other	1,038	(128)	416
	$ 5,456	$25,806	$19,939

The components of the deferred tax assets (liabilities) were as follows:

	December 31, 2008	December 31, 2007
	(In thousands)	
Deferred tax assets:		
Unrealized losses	$ 2,569	$ 360
Pension plan obligation	572	230
Accounts receivable	1,029	968
Accrued compensation	8,493	6,521
Professional fees	1,769	1,142
Depreciation	3,035	4,227
Net operating losses	8,761	4,700
	26,228	18,148
Less: valuation allowance	(3,000)	(3,239)
	23,228	14,909
Deferred tax liabilities:		
Unrealized gains	(378)	(900)
Intangible assets	(38,138)	(38,097)
Deferred marketing costs	(356)	(791)
Prepaid expense and other	(2,231)	(2,126)
Deferred tax liabilities, net	$(17,875)	$(27,005)

The Company has recognized deferred tax assets of $23.2 million, net of a valuation allowance of $3.0 million, as of December 31, 2008. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback opportunities, and tax planning strategies in making this assessment.

The Company's valuation allowance decreased by $0.2 million during the fiscal year 2008, primarily due to changes in state apportionment factors and rates.

The Company had Federal net operating loss carryforwards (NOLs) for tax purposes totaling $2.8 million at December 31, 2008, that expire between 2023 and 2025. The utilization of some of these NOLs is limited pursuant to Section 382 of the Internal Revenue Code as a result of prior ownership changes.

The Company had Foreign Tax Credits carry forwards totaling $1.4 million at December 31, 2008, that expire between 2016 and 2018.

The Company had state NOLs (net of Federal effect) of $3.4 million as of December 31, 2008, that expire between 2009 and 2022. A valuation allowance has been provided for $3.0 million of these deferred tax assets as management believes these carryforwards are more likely than not to expire unused due to some subsidiaries with historical or projected losses.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of adoption, deferred income tax liabilities decreased by $7.5 million and the liability for unrecognized tax benefits increased by $7.5 million. There was no effect on the Company's stockholders' equity upon the Company's adoption of FIN 48.

The net amount of unrecognized tax benefits at December 31, 2008 that, if recognized, would impact the Company's effective tax rate was $0.7 million. Recognition of these tax benefits would have a favorable impact on the Company's effective tax rate.

The Company estimates that it is reasonably possible that the amount of gross unrecognized tax benefits will decrease by $0.2 million over the next twelve months due to various federal, state, and foreign audit settlements and the expiration of statutes of limitations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Liability for Unrecognized Tax Benefits
	(In thousands)
Balance at January 1, 2008	$ 2,688
Increases from positions established during the current period	1,515
Decreases from positions established during the current period	(1,578)
Decreases related to settlement with taxing authorities	(187)
Decreases for lapse of statute of limitations	(611)
Balance at December 31, 2008	$ 1,827

The statute of limitations related to the consolidated Federal income tax return is closed for all tax years up to and including 2004. The expiration of the statute of limitations related to the various state income tax returns that the Company and subsidiaries file, varies by state.

The Company's policy is to recognize potential interest and penalties related to unrecognized tax benefits in income tax expense. For the year ended December 31, 2008, the amount of penalties and interest recognized as income tax expense was $341,788.

19. Segment Information

The Company currently reports results in three segments: the Data Group, the Services Group and the Marketing Research Group. The Company continues to report administrative functions in the Corporate Activities Group.

The Services Group consists of subsidiaries providing customer data management and brokerage services, e-mail marketing services, and catalog marketing services.

The Data Group consists of *info*USA National Accounts, OneSource, Database License, and the Small and Medium Sized Business Group. The Data Group also includes the compilation and verification costs of the Company's proprietary databases, and corporate technology.

The Marketing Research Group was established in 2006 with the Company's acquisition of Opinion Research Corporation. The Marketing Research Group provides customer surveys, opinion polling, and other market research services for business, through its Opinion Research division, and for government, through its Macro International division. The Marketing Research Group also includes the results from Guideline, Inc., NWC Research, and Northwest Research Group, all of which are research companies acquired by the Company during 2007.

The Data Group, Services Group and Marketing Research Group reflect actual net sales, order production costs, identifiable direct sales and marketing costs, and depreciation and amortization expense. The remaining indirect costs are presented in corporate activities.

The Corporate Activities Group includes administrative functions of the Company and other income (expense), including interest expense, investment income and other identified gains (losses).

Goodwill for the Data Group remained relatively flat, with a decrease to $255.1 million at December 31, 2008 from $256.5 million at December 31, 2007. The decrease in goodwill for the Data Group was the result of a purchase entry adjustment to correct deferred income taxes related to the acquisition of OneSource and adjustment for change in foreign currency for our Canadian acquisitions. Goodwill for the Services Group increased to $70.6 million at December 31, 2008 from $63.5 million at December 31, 2007. The increase in goodwill for the Services Group is due to the addition of the acquisition of Direct Media, Inc. in January 2008. Goodwill for the Marketing Research Group decreased to $92.8 million at December 31, 2008 from $95.0 million at December 31, 2007. The decrease in goodwill for the Marketing Research Group is due to subsequent purchase accounting adjustments for the Guideline, Inc. and Opinion Research Corporation acquisitions made as a result of receiving new information about items that existed as of the acquisition date, as well as an adjustment for the change in foreign currency for the Company's Australian acquisition.

The following table summarizes segment information, which excludes total assets since we do not prepare separate balance sheets by segment and, as a result, assets are not separately identifiable by segment:

	For the Year Ended December 31, 2008				
	Data Group	Services Group	Marketing Research Group	Corporate Activities	Consolidated Total
			(In thousands)		
Net sales	$309,477	$163,308	$265,485	$ —	$738,270
Operating income (loss)	65,248	29,594	14,907	(81,565)	28,184
Investment income	—	—	—	1,660	1,660
Interest expense	—	—	—	(18,143)	(18,143)
Other charges	—	—	—	(1,434)	(1,434)
Income (loss) before income taxes	65,248	29,594	14,907	(99,482)	10,267
Goodwill	255,085	70,558	92,833	—	418,476

	For the Year Ended December 31, 2007				
	Data Group	Services Group	Marketing Research Group	Corporate Activities	Consolidated Total
			(In thousands)		
Net sales	$330,488	$136,783	$221,502	$ —	$688,773
Operating income (loss)	88,395	33,363	10,160	(45,391)	86,527
Investment income	—	—	—	617	617
Interest expense	—	—	—	(20,995)	(20,995)
Other income	—	—	—	599	599
Income (loss) before income taxes	88,395	33,363	10,160	(65,170)	66,748
Goodwill	256,526	63,510	95,039	—	415,075

	For the Year Ended December 31, 2006				
	Data Group	Services Group	Marketing Research Group	Corporate Activities	Consolidated Total
			(In thousands)		
Net sales	$299,357	$120,892	$14,627	$ —	$434,876
Operating income (loss)	66,034	29,162	497	(31,149)	64,544
Investment income	—	—	—	(7)	(7)
Interest expense	—	—	—	(11,410)	(11,410)
Other income	—	—	—	112	112
Income (loss) before income taxes	66,034	29,162	497	(42,454)	53,239
Goodwill	254,048	65,822	61,879	—	381,749

20. Subsequent Events

On January 6, 2009, pursuant to the Stipulation of Settlement, Mr. Gupta paid the Company $2.2 million, which is the first payment of the total $9.0 million that will be paid incrementally over four years. In 2009 the Company will record this receipt within equity as an offset to the note receivable from shareholder previously recorded on the consolidated balance sheet.

21. Staff Accounting Bulletin 108 (SAB 108)

In September 2006, the SEC released Staff Accounting Bulletin 108, ("SAB 108"). The transition provisions of SAB 108 permit the Company to adjust for the cumulative effect on retained earnings of errors relating to prior years. In accordance with SAB 108, the Company adjusted beginning retained earnings for fiscal 2006 in the accompanying consolidated balance sheet for the items described below which had previously been considered immaterial.

Cash: The Company adjusted its beginning retained earnings for fiscal 2006 related to a historical difference between the detail supporting schedules for cash and cash recorded in the general ledger. It was determined that the Company had improperly included approximately $2.1 million in reconciling items resulting from an accounting system conversion prior to 2001.

Accounts Receivable Adjustment: The Company adjusted its beginning retained earnings for fiscal 2006 related to a historical difference between the accounts receivable reconciliation and the accounts receivable consolidated subsidiary primarily due to a reconciling item improperly included in the reconciliation at the time of an accounting system conversion prior to 2001. This resulted in an adjustment of $1.8 million.

Property and Equipment: The Company adjusted its beginning retained earnings for fiscal 2006 related to a historical difference between the detail supporting schedules for property and equipment and property and equipment recorded in a consolidated subsidiary. It was determined the Company had recorded $0.8 million more expense than necessary in prior years when recording depreciation expense for a particular asset. This resulted in an adjustment of $0.8 million.

The cumulative effect of each of the items noted above on fiscal 2006 beginning balances are presented below:

Description	Current Assets	Property and Equipment	Retained Earnings
	(Amounts in thousands)		
Cash	$(2,089)	$ —	$(2,089)
Accounts receivable	(1,823)	—	(1,823)
Property and equipment	—	758	758
Total	$(3,912)	$758	$(3,154)

*info*GROUP INC. AND SUBSIDIARIES

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts*	Deductions	Balance at End of Period
		(In thousands)			
Allowance for doubtful accounts receivable:				(A)	
December 31, 2006	$1,292	$1,104	$ 90	$1,608	$ 878
December 31, 2007	$ 878	$4,615	$ 34	$3,060	$2,467
December 31, 2008	$2,467	$2,636	$352	$2,747	$2,708
Allowance for sales returns:				(B)	
December 31, 2006	$ —	$ 368	$ —	$ —	$ 368
December 31, 2007	$ 368	$ 289	$ —	$ —	$ 657
December 31, 2008	$ 657	$ (109)	$ —	$ —	$ 548

* Recorded as a result of acquisitions

(A) Charge-offs during the period indicated

(B) Returns processed during the period indicated

See accompanying independent auditors' report.

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934**

For the fiscal year ended December 31, 2008

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934**

For the transition period from to

Commission file number: 0-19598

*info*GROUP Inc.

(Exact name of registrant as specified in its charter)

Delaware	**47-0751545**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

5711 South 86th Circle, Omaha, Nebraska 68127

(Address of principal executive offices)

(402) 593-4500

(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.0025 par value	Nasdaq Stock Market, LLC

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates computed by reference to the last reported sales price of the common stock on June 30, 2008 (the last business day of the registrant's most recently completed second fiscal quarter) was $134.4 million.

As of March 6, 2009 the registrant had outstanding 57,162,188 shares of Common stock.

DOCUMENTS INCORPORATED BY REFERENCE

None

EXPLANATORY NOTE

This Amendment to the Registrant's Annual Report on Form 10-K is filed to provide the information required by Part III, Items 10 through 14.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Directors and Executive Officers

The names of the Company's directors, and certain information about them, are set forth below. The directors' ages are as of April 30, 2009.

Name of Director	Age	Position	Director Since	Director Term Expires
Bernard W. Reznicek(2)(4)(5)	72	Chairman of the Board	2006	2011
Bill L. Fairfield	62	Director	2005	2010
Vinod Gupta	62	Director	1972	2009
Elliot S. Kaplan	72	Director	1988	2010
George Krauss(2)(3)(5)	67	Director	2007	2010
Gary Morin(1)(3)	60	Director	2008	2009
Roger Siboni(2)(4)	54	Director	2009	2009
John N. Staples III(4)	62	Director	2007	2011
Thomas L. Thomas(1)(2)	60	Director	2009	2009
Clifton T. Weatherford(1)(3)(5)	62	Director	2007	2011

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Nominating and Corporate Governance Committee.

(4) Member of the Strategic Oversight Committee.

(5) Member of the Special Litigation Committee.

Bernard W. Reznicek has served as a director of the Company since March 2006 and has been the Chairman of the Board since August 2008. Mr. Reznicek is currently President and Chief Executive Officer of Premier Enterprises Inc., a consulting, investment, and real estate development company. Mr. Reznicek was an executive with Central States Indemnity Company, a Berkshire Hathaway Company, from January 1997 until January 2003. Mr. Reznicek served as Dean of the College of Business of Creighton University in Omaha, Nebraska from July 1994 until January 1997. He served as Chairman and Chief Executive Officer of Boston Edison from September 1987 to July 1994. Prior to being recruited to lead Boston Edison, he served in various executive positions over his 30 year career at Omaha Public Power District (OPPD). He was President and Chief Executive Officer of OPPD from 1981 — 1987. Mr. Reznicek currently serves as the Chairman of the Board of Directors of CSG Systems International, Inc. and is a director of Pulte Homes, Inc. He is currently chair of the *info*GROUP Board's Compensation Committee as well as a member of the Board's Audit Committee and Special Litigation Committee. Mr. Reznicek holds a B.S. in Business Administration from Creighton University and an M.B.A. from the University of Nebraska.

Bill L. Fairfield was appointed Chief Executive Officer of the Company on August 20, 2008 and served as Chairman of the Board from July 16, 2008 to August 20, 2008. He has served as a director of the Company since November 2005. Mr. Fairfield currently serves on the Board of Directors and is Chairman of the Audit Committee of The Buckle, Inc., a retailer of casual apparel, footwear and accessories for young men and women based in Kearney, Nebraska. From 2002 to 2004, Mr. Fairfield was the Executive Vice President of Sitel Corporation, a global provider of outsourced customer support services based in Omaha, Nebraska, and from 1991 to 2000, Mr. Fairfield was President and Chief Executive Officer of Inacom Corp., an Omaha-based technology management services company. Mr. Fairfield holds a B.S. in Industrial Engineering from Bradley University and an M.B.A. from the Harvard Graduate School of Business.

Vinod Gupta founded the Company and served as Chairman of the Board from its incorporation in 1972 until July 2008. Mr. Gupta served as Chief Executive Officer of the Company from 1972 until September 1997 and from

August 1998 to August 2008. Mr. Gupta holds a B.S. in Engineering from the Indian Institute of Technology, Kharagpur, India, and an M.S. in Engineering and an M.B.A. from the University of Nebraska.

Elliot S. Kaplan has served as a director of the Company since May 1988. He is a name partner and former Chairman of the Executive Board of the law firm of Robins, Kaplan, Miller & Ciresi L.L.P. and has practiced law continuously with that firm since 1961. Mr. Kaplan is also a director and officer of Best Buy Co., Inc. Mr. Kaplan holds a B.A. in Business Administration and a J.D. from the University of Minnesota. Mr. Kaplan is Chair of the University of Minnesota Foundation, Chairman of the Board of Directors of the Bank of Naples, and a director of the Minnesota Historical Society.

George Krauss has served as a director of *info*GROUP since 2007. Mr. Krauss has been a consultant to The Burlington Capital Group LLC (formerly known as America First Companies, L.L.C.) ("Burlington") since 1997. From 1972 to 1997, Mr. Krauss practiced law with Kutak Rock LLP in Omaha, Nebraska, and served as the firm's managing partner from 1983 to 1993, and continued to be Of Counsel to such firm until December 2006. Mr. Krauss has extensive experience in corporate, mergers and acquisition and regulatory matters. In addition to his legal education, Mr. Krauss has a Masters of Business Administration and is a registered professional Engineer. Mr. Krauss currently serves as a member of the Board of Directors of MFA Financial, Inc., which is listed on the NYSE and as a member of the Board of Managers of Burlington, which is the general partner of America First Tax Exempt Investors LP, which is listed on the NASDAQ.

Gary Morin joined the Board of Directors of the Company in October 2008. He served as Executive Vice President for Lexmark International Inc. (NYSE: LXK-$4.9 billion) from 2005 to 2006 and Executive Vice President and Chief Financial Officer from 2000 to 2005, when he retired, and was Vice President and Chief Financial Officer from 1996 to 2000. Prior to Lexmark, he was Executive Vice President and Chief Operating Officer of Huffy Corporation in Dayton, Ohio. While at Huffy, he held a number of positions including President and General Manager of the Huffy Bicycle Co. and President and General Manager of Washington Inventory Service. Morin also served in several financial management positions with Tambrands Inc., General Foods Corp. and The Pillsbury Co. Morin currently serves on the board of directors of Sealy Corporation (NYSE:ZZ-$1.7 billion), the leading bedding manufacturer in the world. He is a member of the Audit Committee. Morin is also on the board of directors of Citrix Systems, Inc. (NASDAQ:CTXS-$1.4 billion), a global leader and most trusted name in application delivery infrastructure. He is chairman of the Audit Committee and of the Finance Committee and is a member of the Nominating and Corporate Governance Committee.

Roger Siboni joined the Board of Directors of the Company in January 2009. He has served in key executive leadership positions with such companies as Epiphany, Inc. (acquired by SSA Global in 2005) and KPMG Peat Marwick LLP. Mr. Siboni served as Chairman of the Board of Epiphany, Inc., a software company that provided customer relationship management solutions, from July 2003 until October 2005 and as President and Chief Executive Officer of Epiphany, Inc. from August 1998 to July 2003. Prior to joining Epiphany, Mr. Siboni spent more than 20 years at KPMG LLP, most recently as its Deputy Chairman and Chief Operating Officer. Mr. Siboni currently serves as a director for Cadence Design Systems, Inc. (NASDAQ:CDNS — $1.6 billion), a provider of electronic design automation; Classmates Media Corporation — Classmates.com; ($139 million), a leading online social networking and online loyalty marketing services; and Dolby Laboratories, Inc. (NYSE: DLB — $500 million), which develops sound processing and noise reduction systems for use in professional and consumer audio and video equipment. In addition to his director positions and non-profit work, Mr. Siboni served as chair of the Haas School of Business at UC Berkeley.

John N. Staples, III was elected to the Board of Directors of the Company in November 2007. He is an attorney practicing in San Francisco, California. He is a former director of Valley National Bank, of Salinas, California, a subsidiary of Household International Inc., and of Household Bank, FSB, also a subsidiary of Household International, Inc. John has also served on numerous professional and charitable Boards in San Francisco and Monterey, California. He is a graduate of Trinity College and Pepperdine University School of Law. John was a helicopter pilot in the United States Marine Corps serving in Vietnam in 1970-1971. He is a retired Lieutenant Colonel in the United States Air Force Reserves.

Thomas L. Thomas joined the *info*GROUP Board of Directors in January 2009 with over 35 years experience as a technology executive with a broad background both in domestic and international business. Most recently he was

President and COO for GXS, Inc., a leading worldwide technology provider of business-to-business EDI and supply chain integration, synchronized and collaboration solutions. Earlier, he was Chairman, President and CEO of HAHT Commerce, an Enterprise Software Company, which was acquired by GXS. Thomas was previously CEO and President of Ajuba Solutions, a provider of integration software, acquired by Interwoven. Prior to this he was Chairman, President, CEO of Vantive Corporation, a public company and leading customer relationship management software vendor acquired by PeopleSoft. Before joining Vantive, Mr. Thomas was SVP of E-Business and CIO at 3Com, Palm and Dell Computer; as well as VP of Information Systems at both Kraft Foods and Sara Lee. Thomas currently serves as a director for Iteris, Inc. (ITI-AMEX) a leading provider of outdoor machine vision systems and sensors, Interwoven, Inc. (NASDAQ:IWOV), which provides internet/enterprise content management software solutions, FrontRange, which is the developer of IT service management and infrastructure management solutions, help desk and CRM, and Infogain a private company that provides top tier consulting and professional services. He also currently serves as a trustee of Bellarmine University.

Clifton T. Weatherford joined the Board in December 2007. Mr. Weatherford retired in January 2003 as Executive Vice President and Chief Financial Officer of Business Objects S.A. With over 37 years in the global technology industry, Mr. Weatherford has held senior financial positions at NETCOM On-Line Communication Services, Logitech, Texas Instruments, Schlumberger, and Tandem Computers in the US, Europe, and Japan. He currently serves on the boards of Tesco Corporation, Advanced Analogic Technologies, SMART Modular Technologies, Mellanox Technologies, and several private companies. In 2003, Mr. Weatherford was instrumental in leading Peregrine Software to emerge from Chapter 11. He has also served as a panelist for The National Association of Corporate Directors, The National Investor Relations Institute, Pillsbury Winthrop/Ernst & Young, and the KPMG Audit Committee Institute. In July 2007, Mr. Weatherford was named by SEC Chairman Christopher Cox to the newly created Federal Advisory Committee on Improvements to Financial Reporting (CIFiR). The committee submitted their final report in August 2008.

Information regarding our executive officers is included in Item 1, "Business" of the Annual Report on Form 10-K for the year ended December 31, 2008.

Director Independence and Board Committees

The Board of Directors has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategic Oversight Committee. The duties of each committee are described below. The Board of Directors has determined that each member of the Board, other than Vinod Gupta, Elliott S. Kaplan, Bill L. Fairfield, and John N. Staples III, is independent, as defined by the rules for companies listed on the NASDAQ Global Select Market.

The Audit Committee currently consists of Clifton T. Weatherford (Chair), Gary Morin and Thomas L. Thomas. Among other duties, the Audit Committee selects the Company's independent auditors, reviews and evaluates significant matters relating to the audit and internal controls of the Company, reviews the scope and results of audits by, and the recommendations of, the Company's independent auditors, and pre-approves all audit and permissible non-audit services provided by the auditors. Before the Company's independent accountant is engaged by the Company to render audit or non-audit services, the engagement is approved by the Audit Committee. Each member of the Audit Committee is independent, as independence for audit committee members is defined by the applicable rules and regulations of the SEC and the Nasdaq Global Select Market. The Audit Committee has determined that Clifton T. Weatherford, Gary Morin and Thomas L. Thomas are "audit committee financial experts" as that term is defined in Item 407(d)(5)(ii) of Regulation S-K.

The Compensation Committee currently consists of directors Bernard W. Reznicek (Chair), George Krauss, Roger Siboni and Thomas L. Thomas. The Compensation Committee establishes the compensation of the Company's executive officers and administering existing and future stock and option plans of the Company, including the Company's 2007 Omnibus Incentive Plan. The details of determining the compensation of its executive officers are described in Item 11, "Executive Compensation" of this Annual Report under the heading "Compensation Discussion and Analysis." Each member of the Compensation Committee is independent, under the applicable rules and regulations of the SEC and the Nasdaq Global Select Market.

The Nominating and Corporate Governance Committee currently consists of George Krauss (Chair), Gary Morin and Clifton T. Weatherford. The Nominating and Corporate Governance Committee identifies and recommends to the Board of Directors qualified director candidates; makes recommendations to the Board of Directors regarding Board committee membership; establishes, implements, and monitors practices and processes regarding corporate governance matters; and makes recommendations regarding management succession planning. Each member of the Nominating and Corporate Governance Committee is independent, under the applicable rules and regulations of the SEC and the Nasdaq Global Select Market.

The Strategic Oversight Committee currently consists of Roger Siboni (Chair), Bernard W. Reznicek and John N. Staples III. The Strategic Oversight Committee was formed in January 2009 to consider and oversee strategic planning at the Company in conjunction with management. There are no independence requirements for the members of the Strategic Oversight Committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that, during the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were timely complied with, except that the following reports were filed late: four Form 3's reporting newly named Board of Directors Robin S. Chandra, George Krauss, John N. Staples III and Clifton T. Weatherford, four Form 4's reporting restricted stock unit grants for Bill L. Fairfield, Thomas Oberdorf, Thomas J. McCusker and Fred Vakili, two Form 5's reporting gifting of shares of stock for Vinod Gupta and one Form 3 reporting newly named executive officer Mark Israelsen.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is posted on the Company's website at *www.infoGROUP.com* under the caption "Corporate Governance."

We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics by posting such information on our website, at the address and location specified above and, to the extent required by the listing standards of the NASDAQ Global Select Market, by filing a Current Report on Form 8-K with the SEC, disclosing such information.

Item 11. ***Executive Compensation***

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") should be read in conjunction with the "Summary Compensation Table" and related discussion provided below. The term Named Executive Officers ("NEOs") refers to the executive officers listed in the "Summary Compensation Table." Our CD&A addresses the following items:

- overview of executive compensation;
- how we determine executive compensation;
- our philosophy regarding executive compensation;
- objectives of executive compensation elements;
- executive compensation decisions for fiscal year 2008;
- severance and change in control considerations; and
- tax and accounting considerations.

Overview of Executive Compensation

The Compensation Committee of our Board of Directors (the "Committee") is responsible for establishing, implementing and monitoring the administration of our executive compensation programs in accordance with the Company's compensation philosophy and strategy, and for approving executive compensation (other than for the Chief Executive Officer, for whom the Committee makes recommendations to the full Board). The Committee also works in conjunction with the Independent Directors to determine equity plan awards. The Committee seeks to reward the Company's executive officers in a fair, reasonable and competitive manner. The compensation program consists of base salary, annual short-term incentives (both performance-based and discretionary), long-term equity-based incentive compensation, and personal benefits.

During fiscal year 2008, the members of the Committee who determined the compensation of our executive officers for 2008 were Bernard W. Reznicek (Chair and member for the entire year), Robin S. Chandra (from January 25, 2008 until year end), George F. Haddix (from January 25, 2008 until August 20, 2008), and Clifton T. Weatherford (from September 12, 2008 until year end) and Dennis Walker (from January 1, 2008 until January 25, 2008).

How We Determine Executive Compensation

The Role of the Committee. Executive compensation is determined by the Committee, which meets at least quarterly to consider issues relating to executive compensation. It draws on internal and external resources to provide necessary information and recommendations, as appropriate. In 2008, the Committee met eight times. Each year, the Committee (1) reviews its Charter to ensure that it remains consistent with stockholder interests and good corporate governance principles and (2) performs an evaluation of its performance. In 2008, the Committee engaged in the following activities related to executive compensation to ensure it carried out its responsibilities as outlined in the Charter:

- reviewed each element of compensation of the NEOs;
- reviewed and approved corporate goals and objectives relevant to the compensation of the Chief Executive Officer ("CEO") and made a recommendation to the Board with regards to the CEO's compensation levels;
- considered and made recommendations to the Board of Directors with respect to the adoption, amendment, administration or termination of compensation, welfare, benefit, pension and other plans related to the compensation of current and former employees of the Company;
- reviewed and approved the CD&A as required by the SEC and certified the CD&A and its contents through the issuance of the Compensation Committee Report; and
- retained legal, accounting and other relevant advisors as it deemed necessary to carry out its fiduciary responsibilities at the Company's expense.

In addition, each member of the Committee is a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act'), an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, and an independent director under the applicable rules of the NASDAQ Global Select Market.

For the benefit of our stockholders, the Compensation Committee Charter is posted on the Company's website at *www.infogroup.com* under the caption "Corporate Governance."

The Committee, in carrying out the responsibilities as outlined in its Charter, is wholly responsible for determining the compensation paid to the executive officers, other than the CEO, and recommending the compensation of the CEO to the Board. The Board determines the compensation of the CEO. The CEO is not present during Board or Committee deliberations or voting on the compensation of the CEO.

The Role of Executive Officers. In January 2008, our former CEO reviewed the performance of Mr. Mallin, Mr. Dean, Mr. Israelsen and Dr. Mahnke, the NEOs employed by the Company at that time. Based on this review, the former CEO made compensation recommendations to the Committee, including recommendations for base salary adjustments, actual annual incentive award recommendations, and performance metrics for determining such awards at the end of 2008. In January 2009, Bill Fairfield, our current CEO, made compensation recommendations for the executive officers, including base salary adjustments, annual incentive awards to be granted for 2008 performance and metrics for determining 2009 annual incentive awards. Although the Committee considered these recommendations, it retained full discretion to set all compensation for the NEOs. The Committee has the discretion to invite the CEO to be present during the Committee's deliberations on the compensation of the NEOs

The Role of the Compensation Consultant. Under the Committee's Charter, the Committee has the authority to retain consultants to aid in its duties from time to time. Pursuant to this authority, in 2007, the Committee retained Pearl Meyer & Partners ("PM&P"), an outside executive compensation consulting firm. PM&P assists the Committee with the collection and interpretation of competitive market data and prevalence information with regard to executive compensation levels and executive compensation plan design. PM&P is engaged by, and reports directly to, the Committee. PM&P works with the Committee, in conjunction with management, to design the Company's compensation programs to support our business strategy.

PM&P also participates in the executive session of Committee meetings where no members of Company management are present.

Employment Agreements. The Committee has negotiated and approved employment agreements with executive officers of the Company, including compensation terms commensurate with those of similarly-situated companies. In December 2008, the Committee negotiated and approved employment agreements with Mr. Fairfield and Mr. Oberdorf.

Compensation Benchmarking. It is crucial to our long-term performance that we are able to attract and retain a strong leadership team. To facilitate retention of executive officers, it is critical that we are able to offer compensation opportunities competitive with those available to them in equivalent positions in our industry or at other publicly-traded or similarly-situated companies. The Committee considers publicly- available information concerning executive compensation levels paid by other companies in our industry and in relevant labor markets as one factor in determining appropriate compensation levels.

In 2008, PM&P provided the Committee with counsel on compensation plan design and compensation levels for the CEO and the other senior executives, including each of the NEOs. PM&P assisted the Committee by providing market compensation data on base pay, as well as annual and long-term incentives, as further discussed below.

Peer Group. The Company primarily competes for talent in the information collection and distribution industry and benchmarks executive compensation levels against other publicly-traded companies in this industry. In 2008, the Committee referred to the following peer group, developed by PM&P, of publicly-traded companies in the information collection and distribution industry for benchmarking executive compensation.

- Acxiom Corporation
- Dun & Bradstreet Corporation
- Equifax Incorporated
- FactSet Research Systems, Inc.
- Fair Isaac Corporation
- Gartner Incorporated
- Harte-Hanks Incorporated
- Lamar Advertising Company
- MSC Industrial Direct
- Salesforce.com
- Valassis Communications, Incorporated

This peer group was developed to reflect the size and growth profile of the Company. Data is generally size-adjusted as appropriate to account for the size of the companies in the peer group relative to the Company.

Other Market Comparisons. PM&P also provides the Committee with competitive data from compensation surveys conducted by other compensation consulting firms. These surveys collect compensation information from hundreds of companies for different positions in a variety of industries. These compensation surveys were queried to analyze the types and levels of compensation paid to executive officers (with responsibilities similar to those of our executive officers) of companies comparable in size and growth profile to the Company.

In addition, PM&P periodically provides the Committee and management with market data on a variety of compensation-related topics.

The Committee considers the competitive data from the peer group and from the compensation surveys but does not rely on it exclusively in making decisions with regard to executive compensation levels. Because the Company does not rely on compensation surveys exclusively, the specific compensation survey participants were not material to our decisions regarding executive compensation. Finally, the Committee was not aware of any individual participant in these surveys.

Our Philosophy Regarding Executive Compensation

We believe that it is in the best interest of the Company and its stockholders to employ talented, committed, high-performing leaders who can sustain and improve the Company's performance. We believe that executive compensation must serve to:

- align the interests of executives and stockholders;
- attract and retain top executives;
- reward executives for meeting and exceeding financial and strategic business goals;
- motivate executives to perform at their highest potential;
- reinforce a sense of teamwork through common objectives and shared rewards for performance;
- provide a competitive pay opportunity; and
- maintain internally fair and equitable compensation levels and practices.

The Committee does not necessarily target a specific position within the external market (i.e., the 50th percentile) but rather evaluates total compensation within the context of a number of factors described in greater detail below.

Objectives of Executive Compensation Elements

Each NEO's annual total compensation is composed of a mix of fixed and variable compensation elements, consisting of:

- base salary;
- annual cash incentive plan;
- long-term equity incentives; and
- other benefits.

We expect that this mix can and should change from time to time as our business needs and objectives evolve, and as external business and market circumstances change. The Committee reviews the combined value of all of the elements of compensation awarded in previous years, both targeted and actual, when considering proposed compensation for the current year.

We believe that it is appropriate to take a holistic view of each executive officer's total compensation opportunity and review it annually on a prospective basis. The Company believes the value of an executive's performance cannot be measured solely by reference to objective performance indicators or based on a simple formulaic approach; compensation should be awarded based on consideration of both objective and subjective factors. Therefore, we retain discretion to adjust different compensation elements based on particular facts and circumstances and consider other subjective factors.

Base Salary. The objectives of the Company's base salary element are to allow the Company to attract and retain qualified executives and to recognize and reward individual performance. The following items are considered when determining actual base salaries and making adjustments to base salaries:

- our past performance and expectations of future performance;
- individual scope of responsibility, performance and experience;
- competitive compensation data from the peer group and other market comparisons;
- historical salary levels; and
- the recommendations of the CEO (only with respect to other NEOs).

Annual Cash Incentive Plan. The objectives of our Annual Cash Incentive Plan, which consists of annual performance-based cash incentives and discretionary bonuses, are to:

- reward executives for meeting financial and strategic business goals and objectives;
- motivate executives to perform at their highest potential;
- reinforce a sense of teamwork through common objectives and shared rewards for performance; and
- align the interests of executives and stockholders.

For performance-based cash incentives, target award opportunities are established at the beginning of each year. Actual awards of performance-based cash incentives are predicated on:

- the Company's and individual's performance against goals and objectives established at the beginning of the year, which rewards executives for meeting financial and strategic business goals and objectives; and
- the Committee's assessment of individual performance, which motivates executives to perform at their highest potential.

Each year the Committee selects performance measures and goals for the performance-based cash incentive portion of the Annual Cash Incentive Plan. The Company believes the performance measures and goals support stockholder value creation and align the interests of executives and stockholders.

For business unit heads, performance goals are often based on business unit-specific performance goals to reward executives when their business unit meets financial and strategic business goals and objectives.

The Committee has also used discretionary bonus awards in the past. The Committee considers a number of factors in determining who will receive a discretionary bonus award and the size of the award. Historically, discretionary cash bonuses have been made to recognize extraordinary efforts in the context of:

- actual performance not warranting a formulaic incentive award because of changing business conditions; or
- the completion of special projects (such as a business acquisition) or strategic initiatives.

The Committee believes it is important that it retain the authority to consider the strategic importance of items with respect to the payment of discretionary bonuses, as these items are not necessarily part of any business or strategic plan developed at the beginning of the year.

Long-term Equity Incentives. While the Committee focused on cash compensation for our executive officers in recent years and through most of 2008, the Committee, in conjunction with the disinterested Independent Directors on the board, implemented long-term equity incentives for executives near the end of 2008. The equity-based component is intended to provide significant incentives directly linked to the long-term performance of the Company. All equity grants are approved by a majority vote of the disinterested Independent Directors of the Board.

Benefits and Perquisites. We offer a variety of health, welfare and qualified retirement programs to all employees, including our NEOs. The health, welfare and retirement programs available to our NEOs are the same as those offered to all employees. The Company believes that offering a competitive benefits program is necessary to attract high-caliber executive talent. The Company does not offer any supplemental benefit programs, such as a supplemental executive retirement plan (SERP), to any NEO.

In the past, the Company also has offered certain perquisites, generally restricted to NEOs. As described below, as a result of the Special Litigation Committee's investigation, the Independent Directors implemented a policy essentially eliminating such perquisites in October 2008. Please see the "All Other Compensation" column in the "Summary Compensation Table" (and the related discussion in the footnotes thereto) provided below for more detailed information on the perquisites and personal benefits received by the NEOs during fiscal years 2006, 2007, and 2008.

The Special Litigation Committee, whose activities are described in more detail in Item 9A of our 2007 Form 10-K/A, reviewed, among other things, certain expense reimbursements (including those for lodging, flights, meals, private club memberships, the use of the former chief executive officer's residences, and legal fees incurred by the former chief executive officer) and certain other corporate expenditures (including for the usage of aircraft, a yacht and automobiles, premiums for life insurance policies, salaries of several employees and grants of stock options).

Based on its review, the Special Litigation Committee found that various expense reimbursements and corporate expenditures were excessive and approved a series of remedial measures relating to perquisites and personal benefits. These measures have been implemented by the Company and include the following, which are designed to continue in effect at least until December 31, 2013:

- A new position of Executive Vice President for Business Conduct and General Counsel has been created. The Executive Vice President for Business Conduct and General Counsel will, among other things, approve certain expense reimbursement requests as determined by the Independent Directors (as such term is defined in the Stipulation of Settlement).

- The Independent Directors developed and approved a new delegation of authority protocol to specify the size of transactions each officer is permitted to enter into on behalf of the Company. Among other things, pursuant to the protocol, the following will require prior approval by the Chairman of the Board, the Chairman of the Audit Committee and the Executive Vice President for Business Conduct and General Counsel (and a subsequent report to the Audit Committee): the purchase or lease of aircraft or motor vehicles (not including conventional car rentals); mortgage or rental payments on offices, homes, apartments or any other real property not used exclusively for business purposes; and club membership fees.

- The Independent Directors mandated, in the delegation of authority, a business expense policy applicable to all employees of the Company. The policy prohibits the reimbursement of any expense that is not a legitimate business expense. The policy also provides guidance as to determining what is and what is not a proper business expenditure. In this regard, the policy prohibits the use of Company resources (including corporate credit cards) for personal expenses, requires restitution of any expenditure later deemed personal, and includes a compensation hold-back feature to ensure that restitution is made when necessary.

- All company reimbursements for expenses are subject to uniform, company-wide policies and procedures.

- As mentioned above, the delegation of authority adopted by the Independent Directors eliminated any Company expense that conveys to any employee a significant personal benefit unrelated to the Company's business interests.

Copies of the policies implementing the remedial measures adopted by the Special Litigation Committee are posted on the Company's website at *www.infogroup.com* under the caption "Corporate Governance."

Executive Compensation Decisions for Fiscal Year 2008

For the fiscal year ended December 31, 2008, the principal components of compensation for the NEOs were: base salary; annual incentive plan consisting of performance-based cash incentive awards; equity-based awards; and other personal benefits and perquisites.

Base Salary. On an annual basis (and/or at the time of promotion), the Committee reviews individual base salaries of the NEOs. Salary increases are based on the Company's overall performance and the executive's attainment of individual objectives during the preceding year in the context of competitive market data.

The Committee does not assign relative weights or rankings to the different factors previously discussed to determine base salary, but instead makes a determination based upon the consideration of all factors.

At its meeting in January 2008, the Committee determined base salary levels for Mr. Dean at $380,000, Mr. Mallin at $660,000, Mr. Israelsen at $400,000, and Dr. Mahnke at $332,000. Effective in September 2008, the Committee approved increases to salaries for Mr. Dean and Mr. Mallin. The salaries at fiscal year-end December 31, 2008 for these NEOs are as follows:

NEO	2008 Position	Fiscal Year-End December 31, 2008 Base Salary	Fiscal Year-End December 31, 2007 Base Salary	Percent Increase (Decrease) for Fiscal Year 2008
Stormy L. Dean . . .	Chief Financial Officer	451,100	300,000	50%
Edward C. Mallin. .	President, Services Group	804,700	600,000	34%
Mark Israelsen	President, SalesGenie.com	400,000	—	—
Dr. Greg Mahnke . .	President, Macro International	332,000	332,000	—

The Committee approved an employment agreement with Mr. Israelsen in connection with his appointment as President of SalesGenie.com in January 2008, which such agreement was entered into on February 1, 2008. That agreement provides for (1) a base salary of $400,000 per year, (2) the opportunity for annual cash incentives based on the annual growth rate of SalesGenie.com; (3) an additional bonus of $100,000 per quarter for the first 12 quarters of employment; (4) other long-term incentives; and (5) a right to receive severance payments under certain conditions. In a related agreement, Mr. Israelsen agreed to post-employment non-competition and non-solicitation obligations.

Mr. Fairfield was appointed CEO on August 20, 2008, and the Committee deferred a decision concerning his base salary at that time. In October 2008, the Committee recommended, and the Board approved, a base salary of $750,000 per year for Mr. Fairfield. In December 2008, the Committee also negotiated and approved an employment agreement incorporating the guidelines for Mr. Fairfield's compensation established by the Board in October 2008. Mr. Fairfield's agreement provides for (1) a base salary of $750,000 per year, (2) the opportunity for annual cash incentives based upon achievement of individual and objective Company performance criteria, (3) other long-term incentives which may be awarded from time to time, and (4) a right to receive severance payments under certain conditions. This agreement was ratified by the Board in January 2009. As part of the agreement, Mr. Fairfield agreed to post-employment non-competition and non-solicitation obligations.

The Committee negotiated and approved an employment agreement with Thomas Oberdorf in connection with his appointment as CFO on December 5, 2008, providing for (1) a base salary of $425,000 per year, (2) a one-time sign-on bonus of $100,000, (3) the opportunity for annual cash incentives based upon achievement of individual and objective Company performance criteria, (4) other long-term incentives which may be awarded from time to time, (5) Company paid relocation expenses and (6) a right to receive severance payments under certain conditions. As part of the agreement, Mr. Oberdorf agreed to post-employment non-competition and non-solicitation obligations.

Mr. Gupta, whose base salary had not yet been established for 2008 resigned as CEO on August 20, 2008. His severance arrangements are described below under the heading "Other Potential Post-Employment Payments."

Annual Cash Incentive Plan. The 2008 Annual Cash Incentive Plan was designed to motivate and reward the NEOs for achievement of high levels of operating performance and to motivate executives to perform at their highest potential. NEOs were eligible for performance-based cash incentives under the plan based primarily upon achievement, both by the individual officer and the Company, of performance goals established for the year, as well as on the Committee's assessment of individual performance.

The Committee set minimum (threshold), target and maximum levels for each performance measure.

As a general rule, we believe that performance goals should be set at levels that reflect excellent performance, superior to the results of median-performing companies in our industry. Achieving performance goals requires significant effort on the part of the NEOs and the Company. At the same time, performance goals should be realistically achievable to provide the appropriate degree of motivation. To achieve this objective, in making the annual determination of the minimum, target and maximum performance goals, the Committee considers:

- the specific circumstances facing the Company in the current year;
- financial objectives of our strategic plan; and
- stockholder expectations regarding the Company's performance.

The minimum performance goal reflects the Committee's minimum level of acceptable performance. If the Company does not achieve the minimum performance goal, performance-based cash incentive awards will not be made. The maximum performance goal reflects a level of performance that would significantly exceed the Committee's and the Company's expectations of performance.

At the end of each fiscal year, the Committee also completes an assessment of individual performance relative to the goals that were set at the beginning of each year. These individual performance goals motivate and reward strong Company performance in relation to key metrics such as EBITA "earnings before interest expense, income taxes and amortization", revenue and earnings per share. Specifically, the Committee compared the actual performance to the performance goals set at the beginning of the year, and linearly interpolated the amount of incentive to be paid to each individual based on actual Company performance.

For 2008, the Committee selected the following performance measures and the performance goals required for Messrs Mallin and Dean to earn the indicated cash bonus. Each of the performance measures was equally weighted.

Performance Measures	Threshold	Target	Maximum
Revenue	$748 million	$768 million	$788 million
EBITA	$114 million	$118 million	$123 million
EPS	84¢ per share	88¢ per share	94¢ per share
Year End Bonus As% of Salary	50% of salary	75% of salary	100% of salary

The Committee uses straight line interpolation in determining the year end bonus if actual performance occurs between goals. The performance measures and targets disclosed above are done so solely in the context of the annual cash incentive plan for 2008 and are not statements of management's expectations or estimates of future results or other guidance. Investors are cautioned not to apply these statements to other contexts.

The exhibit below shows the threshold, target, maximum performance-based cash incentive opportunity for each executive.

	Annual Performance-Based Cash Incentive Opportunity as a Percentage of Salary		
NEO	Threshold	Target	Maximum
Stormy L. Dean	**50% of salary**	**75% of salary**	**100% of salary**
Edward C. Mallin	**50% of salary**	**75% of salary**	**100 % of salary**

The performance levels were not met for 2008 and therefore, no performance based year end bonuses were paid for 2008.

Mr. Fairfield, Mr. Oberdorf, and Mr. Gupta did not participate in the 2008 Annual Cash Incentive Plan. The employment agreement with Mr. Israelsen provides that he is eligible for an annual cash bonus equal to his base salary multiplied by a percentage that is equal to two times the annual growth rate of SalesGenie.com. Based on this calculation, Mr. Israelsen did not receive an annual performance based cash award for 2008. Dr. Mahnke's annual performance based cash award is based on 10% of operating income over $13 million for the Macro International division. Based on this calculation, Dr. Mahnke received an annual performance based cash award of $261,398 for 2008.

As previously discussed, the Committee also retains the authority to provide discretionary cash bonuses to NEOs. During 2008 discretionary bonuses were awarded to Mr. Dean in the amount of $50,000, and Mr. Mallin in the amount of $150,000. Mr. Mallin was awarded his discretionary bonus for 2008 based on his leadership of the Services Group, the performance of that group during the year despite a difficult economy, and in recognition that his total compensation was below the average of his peer group for the year. Mr. Dean was awarded his discretionary bonus for 2008 based on his leadership during the management transition at the Company, his increased and exceptional participation since the management changes of August 2008, and in recognition that his total compensation was below the average of his peer group for the year.

In January 2009, the Committee selected the participants and received input from management on the performance goals for the 2009 annual incentive program. The objective financial performance goals for most NEOs in 2009 are based on divisional and corporate operating income. For individuals who do not have responsibility for revenue producing areas of the Company, the financial performance goals are based on operating income and different forms of cost containment. All NEOs have also been provided with subjective goals related to Company and individual performance as well.

Long-term Equity Incentives. The Company did not actively use long-term incentives through most of 2008. After the management changes in August, the Committee reviewed its prior focus on cash compensation, developing the view that the Company needed to add an equity-based component. The equity-based component is intended to provide significant incentives directly linked to the long-term performance of the Company and the performance of our stock price.

The Committee considered the balance between short-term and long-term incentives for executive officers. In December 2008, the Committee recommended to the Independent Directors, and the Independent Directors approved, the grant of restricted stock units to all executive officers. The award amounts (other than those for the CEO) were recommended by the CEO, based in part on the income level and relative importance of the executive officer. The vesting provisions for these restricted stock units are described within the "Grants of Plan-Based Awards" table.

Name	Restricted Stock Units Granted (#)
B. Fairfield	200,000
S. Dean	25,000
T. Oberdorf	117,080
E. Mallin	100,000
M. Israelsen	40,000
G. Mahnke	25,000

Other Personal Benefits and Perquisites. Our NEOs are entitled to participate in the same health, welfare and retirement programs offered to all employees. These programs include tax-qualified 401(k), medical, dental and vision coverage and wellness programs, use of our employee assistance program, short and long-term disability, and paid time off in accordance with company policies. For programs to which employees contribute premiums, executives are subject to the same premium structure as other exempt employees.

In addition to the benefits programs described above, in the past we also provided our executives with certain perquisites of a more personal nature, to the extent they serve a legitimate business function. However, the Special Litigation Committee's review, as described above, has found that various expense reimbursements and corporate expenditures related to perquisites were excessive. Based on the Special Litigation Committee's review, the Independent Directors eliminated material perquisites for Company executives. For information on the perquisites and personal benefits received by the NEOs during fiscal years 2006, 2007 and 2008, please see the "All Other Compensation" column in the "Summary Compensation Table" and related discussions in the footnotes thereto provided below. Please refer to (i) Item 9A of the 2007 Form 10-K/A for more information on the Special Litigation Committee's findings and (ii) the Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2008 for the final remedial measures adopted in connection with the Stipulation of Settlement. Copies of the policies implementing the remedial measures adopted by the Special Litigation Committee are available on our website www.infogroup.com, under the caption entitled "Corporate Governance".

Severance and Change in Control Considerations

Mr. Dean and Mr. Mallin entered into severance agreements with the Company in February 2006 that provide for certain payments upon termination of employment and/or change in control. The Company's employment agreements with Mr. Fairfield and Mr. Oberdorf entered into in December 2008, and Mr. Israelsen, entered into in February 2008, provide for certain payments upon termination of their employment.

When the Company entered into these severance arrangements, it was determined that such arrangements were appropriate based on their prevalence within the information collection and distribution industry, as well as for public companies in general, and the dynamic nature of mergers and acquisitions activity within the industry. Given the nature of the responsibilities of the NEOs, we also recognize that they could be involved in critical decisions relating to potential change in control transactions and responsible for the successful implementation of such transactions, while being at risk of losing their jobs if a change in control occurs. The severance arrangements are intended to provide sufficient protection for the NEOs to permit them to consider potential transactions that are in the best interest of our stockholders without being unduly influenced by the possible effects of the transaction on their personal employment situation and individual compensation.

As previously reported, on August 20, 2008, the Company announced that Mr. Gupta resigned as the CEO of the Company effective as of that date. In connection with Mr. Gupta's resignation, the Company and Mr. Gupta entered into a separation agreement and general release, dated as of August 20, 2008. The Company and Mr. Gupta amended the separation agreement and general release on September 4, 2008 to clarify the terms that govern Mr. Gupta's entitlement to healthcare benefits.

The severance arrangements and Mr. Gupta's separation agreement and general release, along with the severance arrangements of the other NEOs, are described in greater detail below under the heading "Other Potential Post-Employment Payments."

Tax and Accounting Considerations

The Committee considers the tax impact and accounting considerations of our compensation programs on the Company as well as on the NEOs from a personal perspective. For example, the Committee has considered the impact of tax provisions such as Section 162(m) of the Internal Revenue Code in structuring our executive compensation program and, to the extent reasonably possible, in consideration of compensation goals and objectives, the compensation paid to the NEOs has been structured so as to qualify as performance-based and deductible for federal income tax purposes under Section 162(m). However, in consideration of the competitive nature of the market for executive talent, the Committee believes it is more important to deliver situation-appropriate and competitive compensation to drive shareholder value than to use a particular compensation practice or structure solely to ensure tax deductibility. Tax and accounting considerations are one of the many key elements of the Committee's decision-making process.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Annual Report.

Respectfully submitted by the
Compensation Committee:

Bernard W. Reznicek (Chair)
George Krauss
Roger Siboni
Thomas L. Thomas

The information contained in the Compensation Committee Report in this Form 10-K/A is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate it by reference into such a filing.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid by the Company for fiscal year 2008, 2007 and 2006 to the Company's Chief Executive Officer, Chief Financial Officer and each of the Company's three most highly compensated executive officers who were serving as executive officers as of December 31, 2008 and whose total compensation exceeded $100,000 for fiscal year 2008 (collectively, the "Named Executive Officers" or "NEOs"):

Name and Principal Position	Year	Salary ($)(4)	Bonus ($)(5)	Stock Awards ($)(6)	Option Awards ($)(7)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(8)	Total ($)
Vinod Gupta(1)	2008	$499,039	$ —	$ —	$455,822	$ —	$10,442,616	$11,397,477
Former Chief Executive	2007	750,000	—	—	746,738	995,625	818,248	3,310,611
Officer (Former Principal Executive Officer)	2006	836,539	—	—	987,546	—	646,931	2,471,016
Bill L. Fairfield(1) Chief Executive Officer (Principal Executive Officer)	2008	253,846	—	6,460	—	—	865	261,171
Stormy L. Dean(2)	2008	392,989	50,000	399	—	—	40,900	484,288
Former Chief Financial Officer	2007	300,000	100,000	—	—	236,100	48,250	684,350
(Former Principal Financial Officer; Former Principal Accounting Officer)	2006	270,769	46,000	—	—	144,000	9,600	470,369
Thomas Oberdorf(2) Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	2008	22,885	100,000	3,782	—	—	4,231	130,898
Edward C. Mallin	2008	694,349	150,000	1,595	—	—	79,625	925,569
President, Services Group	2007	600,000	—	—	3,312	472,200	102,750	1,178,262
	2006	597,692	300,000	—	22,931	—	102,600	1,023,223
Mark Israelsen(3) President, SalesGenie.com	2008	355,385	400,000	638	—	—	18,228	774,251
Dr. Greg Mahnke President, Macro International	2008	336,162	—	399	—	261,398	64,142	662,101

(1) Effective August 20, 2008, Mr. Gupta resigned his position as the Chief Executive Officer of the Company, and Mr. Fairfield was appointed to the position. This table reflects Mr. Gupta's and Mr. Fairfield's compensation as NEOs. Mr. Gupta's compensation subsequent to August 20, 2008 as a director, and Mr. Fairfield's compensation as a director prior to August 20, 2008, are reported under "Director" compensation.

(2) Effective December 5, 2008, Mr. Dean resigned his position as the Chief Financial Officer of the Company, and Mr. Oberdorf was appointed to the position. Mr. Dean remains employed by the Company in a different capacity.

(3) Mr. Israelsen was hired on February 1, 2008.

(4) The dollar amount for the base salary of each executive officer varies slightly from that presented under the heading "Compensation Discussion and Analysis" due to the timing of the Company's pay cycle.

(5) See "Compensation Discussion and Analysis — Executive Compensation Decisions for Fiscal Year 2008" for a discussion of how the bonus and incentive award amounts were determined.

(6) Represents the amount recognized for financial statement reporting purposes with respect to the fiscal year ended December 31, 2008 in accordance with SFAS 123R for awards of restricted stock units granted under our 2007 Omnibus Incentive Plan, as amended. The number of awards granted in 2008 can be found in the table "Grants of Plan-Based Awards."

(7) Represents the amount recognized for financial statement reporting purposes with respect to the fiscal year ended December 31, 2008 in accordance with SFAS 123R for awards of stock options under our 1997 Stock Option Plan, as amended. The following table summarizes the assumptions used in the valuation of option awards.

Name	Grant Date	Number of Shares of Stock Granted	Dividend Yield Rate	Risk-Free Rate	Expected Term	Volatility	Forfeiture Rate	2008 Fiscal Year Compensation Cost	2007 Fiscal Year Compensation Cost	2006 Fiscal Year Compensation Cost
V. Gupta	5/3/2002	500,000	—%	2.87%	4.67	89.06	—	$ —	$ —	$ 10,317
	7/24/2003	600,000	—	2.87	4.67	89.06	—	—	39,728	270,226
	3/10/2005	500,000	1.71	4.42	7.50	76.99	—	455,822	707,010	707,003
E. Mallin	5/3/2002	20,000	—	2.87	4.67	89.06	—	—	—	413
	7/24/2003	50,000	—	2.87	4.67	89.06	—	—	3,312	22,518

(8) The following tables summarize the benefits included in the "All Other Compensation" column.

2008	Mr. Gupta(a)	Mr. Fairfield	Mr. Dean	Mr. Oberdorf	Mr. Mallin	Mr. Israelsen	Dr. Mahnke
Severance(b)	$10,000,000	$ —	$ —	$ —	$ —	$ —	$ —
Benefit from Company automobiles(d)	27,150	—	—	—	—	—	—
Benefit from Company aircraft(e)	181,629	—	—	—	—	—	—
Benefit from club memberships(f)	31,656	—	—	—	—	—	—
Expense reimbursement(g)	62,537	—	—	—	—	—	—
Personnel services(h)	68,019	—	—	—	—	—	—
Home office allowance(k)	64,000	—	34,000	—	72,000	—	44,000
401(k) and profit sharing plan contributions(m)	6,900	865	6,900	—	6,900	—	15,241
Life insurance premiums(n)	—	—	—	—	—	—	4,901
Relocation expenses(o)	—	—	—	4,231	—	—	—
Housing expense(p)	725	—	—	—	725	18,228	—
Total	$10,442,616	$865	$40,900	$4,231	$79,625	$18,228	$64,142

2007	Mr. Gupta(a)	Mr. Dean	Mr. Mallin
Benefit from Company yacht(c)	$ 5,836	$ —	$ —
Benefit from Company automobiles(d)	66,354	—	—
Benefit from Company aircraft(e)	152,903	—	—
Benefit from club memberships(f)	63,528	—	—
Expense reimbursement(g)	156,682	—	—
Personnel services(h)	124,285	—	—
Personal legal fees(i)	145,910	—	—
Prize money in a Company-sponsored contest(j)	—	17,000	—
Home office allowance(k)	96,000	24,000	96,000
Automobile allowance(l)	—	500	—
401(k) and profit sharing plan contributions(m)	6,750	6,750	6,750
Total	$818,248	$48,250	$102,750

2006	Mr. Gupta(a)	Mr. Dean	Mr. Mallin
Benefit from Company yacht(c)	$ 11,376	$ —	$ —
Benefit from Company automobiles(d)	81,588	—	—
Benefit from Company aircraft(e)	125,708	—	—
Benefit from club memberships(f)	67,551	—	—
Expense reimbursement(g)	123,512	—	—
Personnel services(h)	124,596	—	—
Home office allowance(k)	96,000	—	96,000
Automobile allowance(l)	—	3,000	—
401(k) and profit sharing plan contributions(m)	6,600	6,600	6,600
Executive compensation consultant(q)	10,000	—	—
Total	$646,931	$9,600	$102,600

(a) As described under Item 13 "Certain Relationships and Related Transactions, and Director Independence" of this Form 10-K/A, the Company made payments during 2008 and 2007 to Jess Gupta, Mr. Gupta's son, of approximately $24,000 and $48,000, respectively for rent and $6,000 and $11,000, respectively for condominium association dues for a residence owned by Jess Gupta and used on occasion by Company employees and other persons with a business relationship with the Company. However, after these payments are reduced by (1) amounts attributable to the use of the property for business purposes by Company employees or other persons with a business relationship with the Company, as calculated on a per-day basis using the rates of nearby hotels, and (2) amounts attributable to the use of other properties owned by Mr. Gupta for business purposes by Company employees or other persons with a business relationship with the Company for which the Company was not charged a rental fee, as calculated on a per-day basis using the rates of hotels in comparable locations, after which no net benefit to Mr. Gupta remains, and therefore no amount has been included in the table above. The Company's rental of this condominium was discontinued in August 2008.

(b) Represents the amount awarded under the terms of the Stipulation of Settlement, related to Mr. Gupta's resignation as Chief Executive Officer of the Company on August 20, 2008. Mr. Gupta and the Company entered into a Separation Agreement and General Release dated August 20, 2008 (the "Separation Agreement"), under which Mr. Gupta granted a full release of the Company and received the right to severance payments totaling $10.0 million.

(c) Represents the aggregate incremental cost to the Company during 2007 and 2006 of use of a Company-owned yacht by Mr. Gupta and his guests. We calculated the incremental cost of the use of the yacht by adding the operational cost of the yacht (including fuel, crew cost and catering), the depreciation recorded with respect to the yacht and the interest expenses associated with the yacht, in each case pro-rated based on the number of days spent on board. Mr. Gupta believes that the Company has listed in this category expenses that were reasonable business expenses and that were integrally and directly related to the performance of his executive duties and/or did not provide any personal benefit to him.

(d) Represents the aggregate incremental cost to the Company during 2008, 2007 and 2006 of use of Company-owned or leased automobiles by Mr. Gupta. We calculated the cost of the use of the automobiles by adding the lease payments with respect to Company-leased automobiles, the depreciation recorded with respect to Company-owned automobiles and the insurance premiums. Mr. Gupta believes that the Company has listed in this category expenses that were reasonable business expenses and that were integrally and directly related to the performance of his executive duties and/or did not provide any personal benefit to him.

(e) Represents the cost to the Company of use of Company-owned fractional ownership interests in aircraft by Mr. Gupta, and his respective guests during 2008, 2007 and 2006. With respect to flights undertaken for business purposes, no value has been attributed to additional passengers (including friends, family members and other guests) because the Company is billed for flights by the hour, regardless of the number of passengers, and therefore such passengers add only de minimis cost to such flights. Mr. Gupta believes that the Company has (e) listed in this category expenses that were reasonable business expenses and that were integrally and directly related to the performance of his executive duties and/or did not provide any personal benefit to him.

(f) Represents payments by the Company during the fiscal year of usage fees, entertainment expenses and other expenses, as well as of one half of periodic dues, in connection with the use by Mr. Gupta, his guests, and Company employees, of golf club and country club memberships (the remainder of the periodic dues are paid directly by Mr. Gupta). Mr. Gupta believes that the Company has listed in this category expenses that were reasonable business expenses and that were integrally and directly related to the performance of his executive duties and/or did not provide any personal benefit to him.

(g) Represents payments by the Company during the fiscal year of expenses charged by Mr. Gupta to various credit cards for expense reimbursement. The Company reviewed credit cards statements in detail based on the information available, and classified as perquisite entries with respect to which the Company was unable to identify adequate support to conclude that the expenditures were integrally and directly related to the performance of Mr. Gupta's duties. Mr. Gupta believes that the Company has listed in this category expenses that were reasonable business expenses and that were integrally and directly related to the performance of his executive duties and/or did not provide any personal benefit to him.

(h) Represents payments by the Company during each fiscal year of salaries and expenses related to the rendering of property management and other services to assist Mr. Gupta. Mr. Gupta believes that the Company has listed in this category expenses that were reasonable business expenses and that were integrally and directly related to the performance of his executive duties and/or did not provide any personal benefit to him.

(i) Represents payments by the Company during 2007 of personal legal fees incurred by Mr. Gupta.

(j) Represents prize money paid by the Company during 2007 to Mr. Dean as the winner of a Company-sponsored contest.

(k) Represents payments by the Company during each fiscal year with respect to Messrs. Gupta, Dean, Mallin and Dr. Mahnke of costs associated with enabling them to perform their business responsibilities from their homes.

(l) Represents payments by the Company during 2007 and 2006 of costs associated with the use by Mr. Dean of his personal automobile.

(m) Represents matching Company contributions to the Company 401(k) and profit sharing plans.

(n) Represents payments by the Company during 2008 for Dr. Mahnke's life insurance plan.

(o) Represents payments by the Company during 2008 to Mr. Oberdorf for relocation expenses of $2,399 and related tax gross ups of $1,832 to relocate to the Company's headquarters in Omaha, Nebraska.

(p) Represents payments by the Company during 2008 for housing expenses for Messrs. Gupta, Mallin and Israelsen.

(q) Represents payments by the Company during 2006 of expenses associated with retaining an executive compensation consultant for Mr. Gupta.

The following table provides information regarding each grant of a plan-based award made to a NEO in the year ended December 31, 2008.

GRANTS OF PLAN-BASED AWARDS

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Stock Awards(2): Number of Shares of Stock or Units Granted (#)	Grant Date Fair Value of Stock and Option Awards(3)
	Threshold ($)	Target ($)	Maximum ($)		
V. Gupta	$ —	$ —	$ —	—	$ —
B. Fairfield	—	—	—	200,000	726,000
S. Dean	190,000	285,000	380,000	25,000	116,500
T. Oberdorf	—	—	—	117,080	425,000
E. Mallin	330,000	495,000	660,000	100,000	466,000
M. Israelsen(4)	—	0	—	40,000	186,400
G. Mahnke(4)	—	261,398	—	25,000	116,500

(1) With respect to Messrs. Dean and Mallin, these columns reflect potential awards under our 2008 Plan. The components of this plan and the non-equity incentive plans for Mr. Israelsen and Dr. Mahnke are discussed in more detail under the heading "Compensation Discussion and Analysis — Executive Compensation for Fiscal Year 2008." Actual payouts for 2008, if any, are disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. For 2008, with the exception of Dr. Mahnke, the performance levels were not met and therefore, no performance based year end bonuses were paid for 2008. The grant date for these awards was January 24, 2008 for Mr. Dean and Mr. Mallin, February 1, 2008 for Mr. Israelsen and January 18, 2008 for Dr. Mahnke. Mr. Gupta, Mr. Fairfield, and Mr. Oberdorf did not participate in our 2008 incentive plans.

(2) Grant of Restricted Stock Units under the 2007 Omnibus Incentive Plan discussed in our "Compensation Discussion and Analysis." The grant date for these awards was December 18, 2008 for Mr. Fairfield and Mr. Oberdorf and December 26, 2008 for Mr. Dean, Mr. Mallin, Mr. Israelsen and Dr. Mahnke. The restricted stock units vest in four equal annual installments commencing December 18, 2009 for Messrs. Fairfield and Oberdorf and December 26, 2009 for Messrs. Dean, Mallin, Israelsen and Dr. Mahnke. If employment terminates for any reason, the remaining restricted stock units which have not vested are forfeited, except upon the consummation of a Corporate Transaction, as defined in the Company's Amended and Restated 2007 Omnibus Incentive Plan, the RSUs will become 100% vested if they are not assumed, or equivalent RSUs are not substituted for the RSUs, by the Company or its successor.

(3) Amounts are computed in accordance with SFAS No. 123R.

(4) Neither Mr. Israelsen's or Dr. Mahnke's award had a minimum or a maximum threshold.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Awards(1)				Stock Awards(2)	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
V. Gupta	224,999	275,000	12.60	3/10/2015	—	—
B. Fairfield					200,000	948,000
S. Dean					25,000	118,500
T. Oberdorf					117,080	554,959
E. Mallin					100,000	474,000
M. Israelsen					40,000	189,600
G. Mahnke					25,000	118,500

(1) These options were granted under the Company's 1997 Stock Option Plan, as amended, on March 10, 2005. These options vested 30% on March 10, 2008 and 15% on March 10, 2009, and will vest 15% on March 10, 2010, 15% on March 10, 2011, 15% on March 10, 2012 and 10% on March 10, 2013. These options have a term of 10 years.

(2) See footnotes 2 and 3 for the above "Grants of Plan-Based Awards" table for a description of these restricted stock units for Messrs. Fairfield, Dean, Oberdorf, Mallin, Israelsen and Dr. Mahnke.

OTHER POTENTIAL POST-EMPLOYMENT PAYMENTS

Severance Agreements with NEOs

In February 2006, the Company entered into severance agreements with Edward C. Mallin and Stormy L. Dean. Each of the severance agreements provides that if the executive's employment is terminated either (i) by the Company for any reason other than Cause (as defined in the severance agreement), or (ii) by the executive for Good Reason (as defined in the severance agreement), the Company will make payments to the executive at a rate equal to the executive's Total Compensation (as defined below) for a period from 6 months to 24 months, depending on the length of service completed by the executive. In addition, if the executive elects to continue health and/or dental insurance coverage under COBRA, the Company will pay the employer portion of the monthly premium until the executive obtains substantially equivalent insurance coverage, but, in any event, for not more than 12 months. "Total Compensation" means the executive's base salary as in effect at the time of termination, plus the average of the executive's annual bonus amount for the three calendar years preceding the year in which the executive's employment terminates. If the Company becomes subject to a Change in Control (as defined below) and within twelve (12) months after such Change in Control, the executive's employment is terminated either (i) by the Company for any reason other than Cause, or (ii) by the executive for Good Reason, the Company shall pay to the executive a lump sum based on the executive's Total Compensation. The amount of the lump sum will be from one time up to three times the executive's Total Compensation, depending on the length of service completed by the executive, together with additional payments sufficient to compensate for certain federal excise taxes. In addition, if the executive elects to continue health and/or dental insurance coverage under COBRA, the Company will pay the employer portion of the monthly premium until the executive obtains substantially equivalent insurance coverage, but, in any event, for not more than 12 months. Also, all shares of capital stock, stock options, performance units, stock appreciation rights or other derivative securities of the Company held by the executive at the time of termination will become fully vested and exercisable. If the executive's employment terminates as a result of the executive's death or Disability (as defined in the severance agreement), the Company shall pay the executive's accrued compensation through the termination date, and a pro rata portion of the executive's target bonus for the year in which termination occurs. To receive any severance benefits, the executive must execute a general release of all claims against the Company and must refrain from competing with the Company and from soliciting the Company's employees for a period of up to 12 months after the date of termination. If it is determined that any payment or distribution will be subject to the excise tax imposed under Internal Revenue Code Section 280G, then the executive will be entitled to receive an additional payment or "gross up" to ensure that severance payments are not diminished.

For purposes of the severance agreements, a "Change in Control" includes (i) the consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if persons who were not stockholders of the Company immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent corporation of such continuing or surviving entity; (ii) the sale, transfer or other disposition of all or substantially all of the Company's assets; (iii) a change in the majority of the board of directors without the approval of the incumbent board; (iv) any incumbent director who beneficially owns more than twenty percent (20%) of the total voting power represented by the Company's then outstanding voting securities involuntarily ceasing to be a director; or (v) any transaction as a result of which any person first becomes the "beneficial owner" (as defined in

Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least 15% of the total voting power represented by the Company's then outstanding voting securities.

In December 2008, the Company entered into an employment agreement with Bill L. Fairfield. Please refer to the Form 8/K filed by the Company on December 31, 2008 for a complete copy of the employment agreement. The agreement with Mr. Fairfield provides for severance under certain circumstances. If the executive's employment is terminated either (i) by the Company without Cause (as defined in the agreement), or (ii) by the executive for Good Reason (as defined in the agreement), and such termination is not in anticipation of or on or after a Change of Control (as defined in the agreement), the Company will make payments to the executive at a rate equal to one half the Executive's then Annual Salary plus one half the targeted Annual Cash Incentive for the year of termination. If such termination is in anticipation of or on or after a Change of Control, the Company shall pay to the executive a lump sum equal to two times Executive's then Annual Salary plus two times the targeted Annual Cash Incentive for the year of termination, less any Change of Control incentive payment received by the executive. Regardless of whether such termination was related to a Change of Control, the executive, his spouse and dependent children shall be entitled to continuation of health insurance coverage under the Company's plans at the Company's expense for one year. Also, all equity awards held by executive at termination which vest based on time shall become vested as of termination. Finally, any performance objectives upon which the earning of performance-based long-term incentives are conditioned shall be earned based on earned based on actual performance at the date of termination.

If the executive's employment terminates as a result of the executive's death or Disability (as defined in the severance agreement), the Company shall pay the executive's accrued compensation through the termination date, and a pro rata portion of the executive's target bonus for the year in which termination occurs. The executive (if disabled), his spouse and dependent children shall be entitled to continuation of health insurance coverage under the Company's plans at the Company's expense for one year. Also, all equity awards held by executive at termination which vest based on time shall become vested as of termination. Finally, any performance objectives upon which the earning of performance-based long-term incentives are conditioned shall be deemed to have been met at the target level on the date of termination.

To receive any severance benefits, the executive must execute a general release of all claims against the Company. Executive has also agreed to refrain from competing with the Company and from soliciting the Company's employees for a period of one year after the date of termination. If it is determined that any payment or distribution will be subject to the excise tax imposed under Internal Revenue Code Section 280G, then the executive will be entitled to receive an additional payment or "gross up" to ensure that severance payments are not diminished.

In February 2008, a subsidiary of the Company, SalesGenie.com, Inc. entered into an employment agreement with Mark Israelsen, which provides for severance under certain circumstances. If Mr. Israelsen is terminated without "cause" (as defined in the agreement) or resigns for "Good Reason" (as defined in the agreement), the Company shall pay him, for a period of twelve months, his then current base salary plus a pro-rata amount equal to his annual bonus for the prior year. Such payments will cease immediately upon the first date executive commences any other full time employment. Additionally, upon such termination, the Company shall pay the executive any amount remaining under his agreed upon quarterly bonus, which is payable for the first 12 quarters of employment at $100,000 per quarter.

To receive any severance benefits, the executive must execute a general release of claims against the Company. Executive has also agreed to refrain from competing against the Company and soliciting the Company's customers or employees for a period of two years following termination of employment.

In December 2008, the Company entered into an employment agreement with Thomas Oberdorf. Please refer to the Form 8-K/A filed by the Company on December 31, 2009 for a complete copy of the employment agreement. The agreement with Mr. Oberdorf provides for severance under certain circumstances. If the executive's employment is terminated either (i) by the Company without Cause (as defined in the agreement), or (ii) by the executive for Good Reason (as defined in the agreement), and such termination is not in anticipation of, or on or after a Change of Control (as defined in the agreement), the Company will make payments to the executive at a rate equal to one times the Executive's then Annual Salary plus one times the average of the two highest Annual Cash Incentive payments received by the executive in the preceding three years (the total being defined as the "Base Severance Amount"). If such termination is in anticipation of or on or within 2 years after a Change of Control, the

Company shall pay to the executive a lump sum equal to the Base Severance Amount within 30 days of termination, and will also pay, one year after termination, another lump sum equal to the Base Severance Amount less executive's then total compensation from any gainful employment. Regardless of whether such termination was related to a Change of Control, the executive, his spouse and dependent children shall be entitled to continuation of health insurance coverage under the Company's plans at the Company's expense for one year. Also, all equity awards held by executive at termination which vest based on time shall become vested as of termination. Finally, any performance objectives upon which the earning of performance-based long-term incentives are conditioned shall be earned based on actual performance at the date of termination.

If the executive's employment terminates as a result of the executive's death or Disability (as defined in the severance agreement), the Company shall pay the executive's accrued compensation through the termination date, and a pro rata portion of the executive's target bonus for the year in which termination occurs. The executive (if disabled), his spouse and dependent children shall be entitled to continuation of health insurance coverage under the Company's plans at the Company's expense for one year. Also, all equity awards held by executive at termination which vest based on time shall become vested as of termination. Finally, any performance objectives upon which the earning of performance-based long-term incentives are conditioned shall be deemed to have been met at the target level on the date of termination.

To receive any severance benefits, the executive must execute a general release of all claims against the Company. Executive has also agreed to refrain from competing with the Company and from soliciting the Company's employees for a period of one year after the date of termination. If it is determined that any payment or distribution will be subject to the excise tax imposed under Internal Revenue Code Section 280G, then the executive will be entitled to receive an additional payment or "gross up" to ensure that severance payments are not diminished.

Following the end of 2008, the Company, in March of 2009, entered into a severance and change in control agreement with Dr. Greg Mahnke. The agreement with Dr. Mahnke provides for severance if he is terminated without cause within twelve months following the sale of the Company's Macro International subsidiary to ICF International, which such sale was completed on March 31, 2009. If, during the twelve months following the sale, either (i) the executive's employment is terminated for other than Cause (as defined in the agreement), or (ii) the executive terminates his employment for Good Reason (as defined in the agreement), the Company will make a lump sum payment to the executive at a rate equal to one times the Executive's base annual salary plus one times the executive's targeted bonus for the year in which the Change in Control occurs.

To receive any severance benefits, the executive must execute a general release of all claims against the Company. Executive has also agreed to refrain from soliciting the Company's customers during the term of the agreement, and shall not solicit the Company's employees for the term of the agreement plus a period of one year following.

Potential Payments under the Severance Agreements

The following tables set forth the payments Mr. Fairfield, Mr. Dean, Mr. Oberdorf, Mr. Mallin, Mr. Israelsen and Dr. Mahnke would receive if they were terminated as of December 31, 2008.

Potential Payments to Bill L. Fairfield upon the Occurrence of Certain Events

Component of Compensation	Voluntary Termination or Termination for Cause	Termination by the Executive for Good Reason, Other Than a Change in Control	Termination by the Company without Cause	Disability	Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with the Executive's Termination
Cash Severance (base salary + bonus) . . .	$—	$510,000	$510,000	270,000	$270,000	$510,000	$2,040,000
Stock Awards(1)		948,000	948,000	948,000	948,000	948,000	948,000
Health Insurance	—	6,950	6,950	6,950	6,950	—	6,950
Life Insurance	—	—	—	—	50,000	—	—
Disability Pay	—	—	—	349,808	—	—	—

Potential Payments to Stormy L. Dean upon the Occurrence of Certain Events

Component of Compensation	Voluntary Termination or Termination for Cause	Termination by the Executive for Good Reason, Other Than a Change in Control	Termination by the Company without Cause	Disability	Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with the Executive's Termination
Cash Severance (base salary + bonus)......	$ —	$914,700	$914,700	$ —	$ —	$ —	$1,219,600
Stock Awards.........	—	—	—	118,500	118,500	118,500	118,500
Health Insurance	—	6,352	6,352	—	—	—	6,352
Life Insurance	—	—	—	—	50,000	—	—
Disability Pay	—	—	—	1,636,932	—	—	—
Accrued Vacation Pay ..	52,050	52,050	52,050	52,050	52,050	—	52,050

Potential Payments to Thomas Oberdorf upon the Occurrence of Certain Events

Component of Compensation	Voluntary Termination or Termination for Cause	Termination by the Executive for Good Reason, Other Than a Change in Control	Termination by the Company without Cause	Disability	Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with the Executive's Termination
Cash Severance (base salary + bonus).....	$ —	$425,000	$425,000	—	$ —	$ —	$850,000
Stock Awards........		554,959	554,959	554,959	554,959	554,959	554,959
Accrued Vacation Pay..	2,452	2,452	2,452	2,452	2,452	—	2,452

Potential Payments to Edward C. Mallin upon the Occurrence of Certain Events

Component of Compensation	Voluntary Termination or Termination for Cause	Termination by the Executive for Good Reason, Other Than a Change in Control	Termination by the Company without Cause	Disability	Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with the Executive's Termination
Cash Severance (base salary + bonus)......	$—	$2,224,200	$2,224,200	$ —	$ —	$ —	$3,336,300
Stock Awards	—	—	—	474,000	474,000	474,000	474,000
Health Insurance.......	—	5,224	5,224	—	—	—	5,224
Life Insurance.........	—	—	—	—	50,000	—	—
Disability Pay.........	—	—	—	734,466	—	—	—

Potential Payments to Mark Israelsen upon the Occurrence of Certain Events

Component of Compensation	Voluntary Termination or Termination for Cause	Termination by the Executive for Good Reason, Other Than a Change in Control	Termination by the Company without Cause	Disability	Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with the Executive's Termination
Cash Severance (base salary + bonus)	$ —	$1,200,000	$1,200,000	—	$ —	$ —	$1,200,000
Stock Awards		—	—	—	—	189,600	189,600
Health Insurance	—	6,948	6,948	6,948	6,948	—	6,948
Life Insurance	—	—	—	—	200,000	—	—
Disability Pay	—	—	—	1,044,164	—	—	—
Accrued Vacation Pay	25,385	25,385	25,385	25,385	25,385	—	25,385

Potential Payments to Dr. Greg Mahnke upon the Occurrence of Certain Events

Component of Compensation	Voluntary Termination or Termination for Cause	Termination by the Executive for Good Reason, Other Than a Change in Control	Termination by the Company without Cause	Disability	Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with the Executive's Termination
Cash Severance (base salary + bonus)	$ —	$304,344	$304,344	304,333	$ —	$ —	$593,398
Stock Awards(1)		—	—	—	—	118,500	118,500
Health Insurance	—	10,879	10,879	10,879	10,879	—	10,879
Life Insurance	—	—	—	—	50,000	—	—
Disability Pay	—	—	—	955,068	—	—	—
Accrued Vacation Pay	46,397	46,397	46,397	46,397	46,397	—	46,397

(1) The value of the stock award payments are calculated based on the amount awarded multiplied by the closing price of the Company's common stock on the NASDAQ Global Select Market on December 31, 2008. In the case of a change on control of the Company, upon the consummation of a Corporate Transaction, as defined in the Company's Amended and Restated 2007 Omnibus Incentive Plan, the RSUs will become 100% vested if they are not assumed, or equivalent RSUs are not substituted for the RSUs, by the Company or its successor.

DIRECTOR COMPENSATION

For the period from January 1, 2008 through December 31, 2008, non-employee directors receive an annual cash retainer of $120,000, payable in monthly installments of $10,000 each. Mr. Gupta and Mr. Fairfield do not receive compensation for their service on the Board of Directors during the time period they were in the position of Chief Executive Officer for the Company.

For the period from January 1, 2008 through December 31, 2008, the chair of each standing Board committee, in addition to other compensation he received for services as a director, received an annual cash retainer of $20,000, payable in monthly installments of $1,667 each. For the periods of time in which the Company had a non-executive Chairman, the Chairman of the Board received an additional annual cash retainer of $50,000, payable in monthly installments of $4,167 each. From January 1, 2008 through August 19, 2008, the Lead Independent Director received, in addition to other compensation he received for services as a director or a committee chair, an additional annual cash retainer of $25,000, payable in monthly installments of $2,083 each. Members of non-standing committees, including the Special Litigation Committee, each received a cash retainer of $50,000, payable at the creation date of that committee, and an additional per meeting fee of $4,000 if travel was required or $2,000 if travel was not required.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Bernard W. Reznicek	$$296,615	$$296,615
George Krauss	288,917	288,917
Clifton T. Weatherford	273,776	273,776
Robin S. Chandra(1)	256,581	256,581
Bill L. Fairfield(2)	248,250	248,250
Elliot Kaplan	120,000	120,000
John N. Staples III	110,000	110,000
Dr. George F. Haddix(3)	104,903	104,903
Dr. Vasant H. Raval(4)	102,903	102,903
Vinod Gupta(5)	40,000	40,000
Gary Morin(6)	22,581	22,581
Dennis Walker(7)	10,000	10,000

(1) Mr. Chandra resigned from the Board of Directors effective February 6, 2009.

(2) Mr. Fairfield was appointed to the position of Chief Executive Officer of Gupta died December the Company effective August 20, 2008. As of that date he no longer 19, 2007. received compensation for his service on the Board of Directors. His Mr. Staples was compensation as Chief Executive Officer is reported in the "Summary elected to the Compensation Table." Outstanding equity awards for Mr. Fairfield are Board of Directors reported in the "Outstanding Equity Awards at Fiscal Year-End" table.

(3) Mr. Kahn resigned from the Board of Directors effective February 2, 2007.

(3) Dr. Haddix resigned from the Board of Directors effective December 9, 2008.

(4) Dr. Raval resigned from the Board of Directors effective December 9, 2008.

(5) Mr. Gupta resigned as Chief Executive Officer of the Company effective August 20, 2008. As of that date he began receiving compensation for his service on the Board of Directors. His compensation as Chief Executive Officer is reported in the "Summary Compensation Table." Outstanding equity awards for Mr. Gupta are reported in the "Outstanding Equity Awards at Fiscal Year-End" table.

(6) Mr. Morin was appointed to the Board of Directors effective October 24, 2008.

(7) Mr. Walker resigned from the Board of Directors effective January 25, 2008.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Currently, the following individuals serve as members of the Compensation Committee: Bernard W. Reznicek (Chair), George Krauss, Roger Siboni and Thomas L. Thomas. Prior members of the Compensation Committee in 2008 included Dr. George F. Haddix, Robin S. Chandra and Dennis P. Walker. No member of the Compensation Committee (with the exception of Mr. Fairfield who became Chief Executive Officer of the Company in August 2008 subsequent to his resignation from the Compensation Committee in 2007) is or ever has been an executive officer or employee of the Company (or any of its subsidiaries), and no "compensation committee interlocks" existed during fiscal year 2008.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

SECURITY OWNERSHIP

The following table sets forth the beneficial ownership of the Company's common stock as of April 21, 2009 (i) by each of the executive officers named in the table in Item 11 under the heading "Executive Compensation — Summary Compensation Table," (ii) by each director, (iii) by all current directors and executive officers as a group and (iv) by all persons known to the Company to be the beneficial owners of more than 5% of the Company's common stock:

Beneficial Owners	Common Stock Beneficially Owned(1)	Percent of Outstanding of Common Stock
Vinod Gupta 5711 South 86th Circle Omaha, Nebraska 68127	22,808,593(2)	39.8%
Cardinal Capital Management, LLC One Greenwich Office Park Greenwich, Connecticut 06831	3,080,520(3)	5.4%
Bill L. Fairfield	4,923	*
Elliot S. Kaplan	210,580	*
Bernard W. Reznicek	1,000	*
John N. Staples III	—	*
Gary Morin	—	*
Roger Siboni	—	*
Thomas L. Thomas	—	*
Clifton T. Weatherford	—	*
George Krauss	—	*
Dr. Greg Mahnke	17,365	*
Edward C. Mallin	45,896	*
Stormy L. Dean	14,238	*
Thomas Oberdorf	862	*
Mark Israelsen	—	*
All directors, nominees and executive officers as a group (17 persons)	23,104,035(4)	40.3%

* Less than 1%

(1) Includes the following shares that may be purchased within 60 days of April 21, 2009 pursuant to the exercise of outstanding options: Mr. Vinod Gupta, 224,999 shares.

(2) Includes shares held by the following trusts, with respect to which Mr. Gupta has sole voting and dispositive powers: Vinod Gupta Revocable Trust (16,238,513 shares); Vinod Gupta 2008 Irrevocable Annuity Trust (407,385 shares); Vinod Gupta 2008 Irrevocable Annuity Trust II (1,000,000 shares); Vinod Gupta 2009 Irrevocable Annuity Trust (1,500,000 shares); Vinod Gupta Charitable Remainder Trust (107,500 shares); World Education Foundation (660,000 shares); and irrevocable trusts for three adult children (2,555,196 shares). Also includes 115,000 shares held by Mr. Gupta's spouse, with respect to which Vinod Gupta has shared voting and dispositive powers. Mr. Gupta disclaims beneficial ownership of the shares held by the Vinod Gupta Charitable Remainder Trust, the World Education Foundation, the trusts for his children, including the shares held by his spouse.

(3) Based on information contained in a report on Form 13F that Cardinal Capital Management, LLC filed with the SEC on February 17, 2009, which contained information as of December 31, 2008. On March 22, 2006,

Cardinal Capital Management, LLC filed with the SEC a report on Form 13D/A to report beneficial ownership of 3,336,810 shares.

(4) Includes 578 shares beneficially owned by Thomas J. McCusker.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information about equity securities of the Company that are authorized for issuance pursuant to equity compensation plans as of December 31, 2008.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (c)(1)
Equity compensation plans approved by security holders	1,427,080	$12.09	3,606,456
Equity compensation plans not approved by security holders	—	—	—
Total	1,427,080	$12.09	3,606,456

(1) Does not include securities reflected in the "Number of securities to be issued upon exercise of outstanding options, warrants and rights" column.

Column (b) excludes 857,080 restricted stock units that are included in column (a) but do not have an exercise price. The units vest and may be payable in common stock after expiration of the time periods set forth in the related agreements.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

CERTAIN TRANSACTIONS

Laurel Gupta, the spouse of Vinod Gupta, is a former employee of the Company and received $132,494 in salary and compensation for fiscal year 2008, of which $29,999 was related to her severance agreement. Ms. Gupta was terminated in August 2008 and entered into a severance agreement which entitled her to receive $129,996 to be paid over one year from date of termination.

Jordan Mallin, the son of Ed Mallin, is an employee of the Company and received $122,042 in salary and compensation for fiscal year 2008.

The Company has retained the law firm of Robins, Kaplan, Miller & Ciresi L.L.P. to provide certain legal services. Elliot S. Kaplan, a director of the Company, is a named partner and former Chairman of the Executive Board of Robins, Kaplan, Miller & Ciresi L.L.P. The Company paid a total of $205,515 to this law firm during 2008.

The Company paid $24,000 for rent, and $6,000 for association dues during 2008 for a condominium owned by Jess Gupta, and used by the Company. Jess Gupta is the son of Vinod Gupta. The Company's rental of this condominium was discontinued in August 2008.

The Company has adopted a written policy that the Audit Committee pre-approve all transactions between the Company and our officers, directors, principal stockholders and their affiliates with a value equal to or greater than $120,000. Any transactions between the Company and our officers, directors, principal stockholders and their affiliates with a value of less than $120,000 are reviewed by the Audit Committee but may be approved by the EVP for Business Conduct and General Counsel (or, in appropriate circumstances, his delegee).

The required information regarding director independence is included in Item 10 Part III under the caption "Director Independence and Board Committees" in this Annual Report.

Item 14. ***Principal Accountant Fees and Services***

Audit Fees

The following table presents the aggregate fees billed to the Company for professional services rendered by KPMG for the audit of the Company's fiscal year 2008 and 2007 annual financial statements and for other professional services rendered by KPMG in fiscal year 2008 and 2007.

Type of Fee	Fiscal Year 2008	Fiscal Year 2007
Audit Fees(1)	$1,565,753	$3,600,330
Audit-Related Fees(2)	338,540	740,783
Tax Fees(3)	82,115	111,423
All Other Fees	14,200	—
Total fees	$2,000,608	$4,452,536

(1) Audit Fees consist of fees for the financial statement audits, which for 2007 includes fees related to the SLC investigation.

(2) Audit-Related Fees consist of fees for statutory audits, employee benefit plan audits and due diligence.

(3) Tax Fees consist of fees for state and federal income tax preparation for a Company subsidiary, tax research and preparation of refund claims.

The above amounts include out-of-pocket expenses incurred by KPMG. The Audit Committee pre-approved all non-audit services described above. A copy of the Audit Committee's pre-approved policy with respect to non-audit services appears below under the heading "Audit and Non-Audit Services Pre-Approval Policy." The Audit Committee has considered whether the provision of the services described above was and is compatible with maintaining the independence of KPMG.

AUDIT AND NON-AUDIT SERVICES PRE-APPROVAL POLICY

Statement of Principles.

The Audit Committee is required to pre-approve the audit and non-audit services performed by the Company's independent auditor. As part of the pre-approval process, the Audit Committee shall consider whether the services to be performed by the auditor are consistent with the SEC's rules on auditor independence. Unless a type of service to be provided by the independent auditor has received pre-approval under this Policy, it will require separate pre-approval by the Audit Committee. The pre-approval requirement does not apply to the provision of non-audit services for which the de minimis exception described under "De Minimis Exception" applies.

The Audit Committee shall pre-approve, by resolution, the type and amount of audit, audit-related, tax and all other services to be performed by the Company's independent auditor. The term of such pre-approval is 12 months from the date of pre-approval, unless otherwise specified in such resolutions. The Audit Committee will periodically review its pre-approval resolutions and modify the types and amount of services as it determines in its discretion. To assist the Audit Committee, the independent auditor will provide the Audit Committee with detailed back-up documentation regarding the specific services to be pre-approved.

Delegation.

The Audit Committee hereby delegates to the Chairman of the Audit Committee the authority to approve the engagement of the independent auditor to provide non-audit services as permitted by the Sarbanes-Oxley Act of 2002, to the extent that such non-audit services are not pre-approved as described herein and if such engagement is less than $25,000. The Chairman shall report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Audit Services.

The annual Audit services engagement terms and fees will be subject to the specific pre-approval of the Audit Committee. Audit services include the annual financial statement audit (including required quarterly reviews), subsidiary audits and other procedures required to be performed by the independent auditor to be able to form an opinion on the Company's consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. Audit services also include the attestation engagement for the independent auditor's report on management's report on internal controls for financial reporting. The Audit Committee will monitor the audit services engagement as necessary, but no less than on a quarterly basis, and will also approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other items.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may pre-approve other audit services, which are those services that only the independent auditor reasonably can provide. Other audit services may include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

Audit-related Services.

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. The Audit Committee may pre-approve audit-related services, including, among others, due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations and audits in connection with acquisitions and dispositions; accounting consultations related to accounting, financial reporting or disclosure matters not classified as "Audit services"; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.

Tax Services.

The Audit Committee may pre-approve those tax services that have historically been provided by the auditor, that the Audit Committee has reviewed and believes would not impair the independence of the auditor, and that are consistent with the *SEC's* rules on auditor independence. The Audit Committee may consult with management or its independent advisors, including counsel, to determine that the tax planning and reporting positions are consistent with this Policy.

All Other Services.

The Audit Committee may pre-approve those non-audit services classified as "all other services" that it believes are routine and recurring services and would not impair the independence of the auditor.

De Minimis Exception.

The pre-approval requirements for non-audit services is waived provided that all such services: (1) do not aggregate to more than five percent (5%) of the total revenues paid by the Company to its independent auditor in the fiscal year in which such services are provided; (2) were not recognized as non-audit services by the Company at the time of the engagement; and (3) are promptly reported to the Audit Committee and approved prior to completion of the audit.

Prohibited Non-Audit Services.

The Company may not retain its independent auditor to provide any of the prohibited non-audit services listed under the heading "Prohibited Non-Audit Services." The SEC's rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions. The Audit Committee will review the list of prohibited non-audit services at least annually to determine whether any additions or deletions should be made.

Pre-Approval Fee Levels or Budgeted Amounts.

Pre-approval fee levels or budgeted amounts for all services to be provided by the independent auditor will be established annually by the Audit Committee and reviewed as the Audit Committee deems appropriate. Any proposed services exceeding these levels or amounts will require specific pre-approval by the Audit Committee, or its designee as described under "Delegation." The Audit Committee is mindful of the overall relationship of fees for audit and non-audit services in determining whether to pre-approve any such services. For each fiscal year, the Audit Committee shall consider the appropriate ratio between the total amount of fees for audit, audit-related and tax services, and the total amount of fees for services classified as "all other" services.

Procedures.

All requests or applications for services to be provided by the independent auditor will be submitted to the Chief Financial Officer and shall include a description of the services to be rendered. The Chief Financial Officer will determine whether such services are included within the list of services that have been pre-approved by the Audit Committee. The Audit Committee will be informed on a periodic basis of the services rendered by the independent auditor. The Chief Financial Officer shall consult as necessary with the Chairman of the Audit Committee in determining whether any particular service has been pre-approved by the Audit Committee.

The Audit Committee has designated the Chief Financial Officer to monitor the performance of all services provided by the independent auditor and to determine whether such services are in compliance with the pre-approval policy. The Chief Financial Officer will report to the Audit Committee on a periodic basis on the results of such monitoring. The Chief Financial Officer will immediately report to the Chairman of the Audit Committee any breach of the pre-approval policy that comes to the attention of the Chief Financial Officer.

Prohibited Non-Audit Services.

- Bookkeeping or other services related to the accounting records or financial statements of the audit client
- Financial information systems design and implementation
- Appraisal or valuation services, fairness opinions or contribution-in-kind reports
- Actuarial services
- Internal audit outsourcing services
- Management functions
- Human resources
- Broker-dealer, investment adviser or investment banking services
- Legal services
- Expert services unrelated to the audit

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as a part of this report:

3. *Exhibits.* The following Exhibits are filed as part of, or incorporated by reference into, this report:

Exhibit No.	Description
*10.1	— Greg Mahnke Compensation Plan Letter dated January 18, 2007
*10.2	— Mark Israelsen Employment Agreement dated February 1, 2008
*31.1	— Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*31.2	— Certification of Executive Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

*info*GROUP Inc.

By: /s/ THOMAS OBERDORF
Thomas Oberdorf
Executive Vice President and Chief Financial Officer

Dated: April 30, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K/A has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BERNARD W. REZNICEK Bernard W. Reznicek	Chairman of the Board	April 30, 2009
/s/ BILL L. FAIRFIELD Bill L. Fairfield	Chief Executive Officer (principal executive officer)	April 30, 2009
/s/ THOMAS OBERDORF Thomas Oberdorf	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	April 30, 2009
Vinod Gupta	Director	April 30, 2009
/s/ ELLIOT S. KAPLAN Elliot S. Kaplan	Director	April 30, 2009
/s/ GEORGE KRAUSS George Krauss	Director	April 30, 2009
/s/ GARY MORIN Gary Morin	Director	April 30, 2009
/s/ ROGER SIBONI Roger Siboni	Director	April 30, 2009
/s/ JOHN N. STAPLES III John N. Staples III	Director	April 30, 2009
/s/ THOMAS L. THOMAS Thomas L. Thomas	Director	April 30, 2009
/s/ CLIFTON T. WEATHERFORD Clifton T. Weatherford	Director	April 30, 2009

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